UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No.   )

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HNI CORPORATION
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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**HNI CORPORATION
408 EAST SECOND STREET
MUSCATINE, IOWA 52761
563/272-7400**

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The 2007 Annual Meeting of Shareholders of HNI Corporation (the "Corporation") will be held at the Holiday Inn, Highways 61 and 38 North, Muscatine, Iowa, on Tuesday, May 8, 2007, beginning at 10:30 a.m. (local time), for the following purposes:

1.   To elect five Directors for terms of three years each or until their successors are elected and qualify;

2.   To approve amendments to the Corporation's Articles of Incorporation to eliminate supermajority shareholder voting requirements;

3.   To approve the HNI Corporation 2007 Stock-Based Compensation Plan;

4.   To approve the 2007 Equity Plan for Non-Employee Directors of HNI Corporation;

5.   To ratify the Audit Committee's selection of PricewaterhouseCoopers LLP as the Corporation's independent registered public accountant for the fiscal year ending December 29, 2007; and

6.   To transact any other business that may properly be brought before the meeting or any adjournment or postponement of the meeting.

The holders of record of the Corporation's Common Stock, par value $1.00 per share, as of the close of business on March 2, 2007, are entitled to vote at the meeting.

You are encouraged to attend the meeting. We want to keep you informed of the Corporation's activities and progress.

By Order of the Board of Directors,

Jeffrey D. Lorenger
Vice President, General Counsel and Secretary
March 23, 2007

PLEASE MARK, SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE PREPAID ENVELOPE, WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING.

TABLE OF CONTENTS

INFORMATION ABOUT VOTING	1
INFORMATION ABOUT PROPOSALS	4
PROPOSAL NO. 1 - ELECTION OF DIRECTORS	5
INFORMATION REGARDING THE BOARD	7
PROPOSAL NO. 2 - APPROVAL OF AMENDMENTS TO THE ARTICLES OF INCORPORATION TO ELIMINATE SUPERMAJORITY SHAREHOLDER VOTING REQUIREMENTS	11
PROPOSAL NO. 3 - APPROVAL OF THE HNI CORPORATION 2007 STOCK-BASED COMPENSATION PLAN	15
PROPOSAL NO. 4 - APPROVAL OF THE 2007 EQUITY PLAN FOR NON-EMPLOYEE DIRECTORS OF HNI CORPORATION	19
PROPOSAL NO. 5 - RATIFICATION OF AUDIT COMMITTEE'S SELECTION OF PRICEWATERHOUSECOOPERS LLP AS THE CORPORATION'S INDEPENDENT REGISTERED PUBLIC ACCOUNTANT FOR FISCAL 2007	22
AUDIT COMMITTEE REPORT	22
FEES INCURRED FOR PRICEWATERHOUSECOOPERS LLP	23
REVIEW, APPROVAL OR RATIFICATION OF TRANSACTIONS WITH RELATED PERSONS	23
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	24
CODE OF BUSINESS CONDUCT AND ETHICS	25
CORPORATE GOVERNANCE GUIDELINES	25
EXECUTIVE COMPENSATION	25
Compensation Discussion and Analysis	25
Compensation Committee Report	33
Compensation Committee Interlocks and Insider Participation	33
Summary Compensation Table for Fiscal Year 2006	33
Grants of Plan-Based Awards for Fiscal Year 2006	35
Outstanding Equity Awards at Fiscal Year End 2006	37
Option Exercises and Stock Vested for Fiscal Year 2006	38
Nonqualified Deferred Compensation for Fiscal Year 2006	38
Potential Payments Upon Termination or Change in Control	39
DIRECTOR COMPENSATION	41
SECURITY OWNERSHIP	43
EQUITY COMPENSATION PLAN INFORMATION	45
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE	45
DEADLINE FOR SHAREHOLDER PROPOSALS FOR THE 2008 ANNUAL MEETING	46
OTHER MATTERS	46
Exhibit A - Amendments to the Articles of Incorporation	A-1
Exhibit B - HNI Corporation 2007 Stock-Based Compensation Plan	B-1
Exhibit C - 2007 Equity Plan for Non-Employee Directors of HNI Corporation	C-1

HNI Corporation
408 East Second Street
Muscatine, Iowa 52761

PROXY STATEMENT
FOR ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD MAY 8, 2007

We are mailing this Proxy Statement, with the accompanying proxy card, to you on or about March 23, 2007 in connection with the solicitation of proxies by and on behalf of the HNI Corporation (the "Corporation" or "HNI") Board of Directors (the "Board" or "Directors") for the 2007 annual meeting of shareholders and any adjournment or postponement of that meeting (the "Meeting"). The Meeting will be held on Tuesday, May 8, 2007, beginning at 10:30 a.m., local time, at the Holiday Inn, Highways 61 and 38 North, Muscatine, Iowa.

INFORMATION ABOUT VOTING

Who can attend and vote at the Meeting?

Shareholders of record as of the close of business on March 2, 2007 (the "Record Date") are entitled to attend and vote at the Meeting. Each share of the Corporation's common stock, par value $1.00 per share ("Common Stock"), is entitled to one vote on all matters to be voted on at the Meeting and can be voted only if the shareholder of record is present to vote or is represented by proxy. The proxy card provided with this Proxy Statement indicates the number of shares of Common Stock that you own and are entitled to vote at the Meeting.

What constitutes a quorum at the Meeting?

The presence at the Meeting, in person or represented by proxy, of the holders of a majority of the outstanding shares of Common Stock ("Outstanding Shares") on the Record Date will constitute a quorum for purposes of the Meeting. On the Record Date, there were 48,156,613 Outstanding Shares. For purposes of determining whether a quorum exists, proxies received but marked "withhold" or "abstain" and so-called "broker non-votes" (described on the following page) will be counted as present.

How do I vote by proxy?

If you properly complete your proxy card and HNI's transfer agent, Computershare Investor Services LLC, receives it in time to vote at the Meeting, your "proxy" (one of the individuals named on your proxy card) will vote your shares as you have directed. No postage is required if your proxy card is mailed in the United States in the return envelope that has been enclosed with this Proxy Statement.

If you sign, date and return the proxy card but do not specify how your shares are to be voted, then your proxy will vote your shares as follows:

- "FOR" the election of the five nominees for Director named on page 5 of this Proxy Statement under "*Proposal No. 1 - Election of Directors*."
- "FOR" the amendment of the Corporation's Articles of Incorporation (the "Articles"), as described on page 11 of this Proxy Statement under "*Proposal No. 2 - Approval of Amendments to the Articles of Incorporation to Eliminate Supermajority Shareholder Voting Requirements.*"
- "FOR" the approval of the HNI Corporation 2007 Stock-Based Compensation Plan, as described on page 15 of this Proxy Statement under "*Proposal No. 3 - Approval of the HNI Corporation 2007 Stock-Based Compensation Plan.*"
- "FOR" the approval of the 2007 Equity Plan for Non-Employee Directors of HNI Corporation, as described on page 19 of this Proxy Statement under "*Proposal No. 4 - Approval of the 2007 Equity Plan for Non-Employee Directors of HNI Corporation.*"

- "FOR" the ratification of the Audit Committee's selection of PricewaterhouseCoopers LLP as the Corporation's independent registered public accountant for the fiscal year ending December 29, 2007, as described on page 22 of this Proxy Statement under "*Proposal No. 5 - Ratification of Audit Committee's Selection of PricewaterhouseCoopers LLP as the Corporation's Independent Registered Public Accountant for Fiscal 2007.*"
- In your proxy's discretion as to any other business which may properly come before the Meeting or any adjournment or postponement of the Meeting.

How do I vote if my shares of Common Stock are held through a broker, trustee or other nominee?

If your shares of Common Stock are held for you as the beneficial owner through a broker, trustee or other nominee (such as a bank) in "street name," rather than held directly in your name, you will need to instruct your broker, trustee or other nominee concerning how to vote your shares. Since a beneficial owner is not the shareholder of record, you may not vote these shares in person at the Meeting unless you obtain a "legal proxy" from the broker, trustee or other nominee that holds your shares, giving you the right to vote the shares at the Meeting. Your broker, trustee or other nominee has enclosed with this Proxy Statement or will provide upon request voting instructions for you to use in directing the broker, trustee or other nominee how to vote your shares.

What discretion does my broker, trustee or other nominee have to vote my shares of Common Stock held in "street name"?

A broker, trustee or other nominee holding your shares of Common Stock in "street name" must vote those shares according to any specific instructions it receives from you. If specific instructions are not received, your broker, trustee or other nominee generally may vote your shares in its discretion, depending on the type of proposal involved. Under New York Stock Exchange (the "NYSE") rules, there are certain proposals ("Non-Routine Proposals") on which brokers may not vote without specific instructions from you. If a Non-Routine Proposal comes to a vote at the Meeting, your shares will not be voted on that Non-Routine Proposal, giving rise to what is called a "broker non-vote." Shares represented by broker non-votes will be counted for purposes of determining the existence of a quorum.

At the Meeting, your broker, trustee or other nominee may vote your shares in its discretion with respect to Proposal No. 1 and Proposal No. 5. Proposal No. 2, Proposal No. 3 and Proposal No. 4 are Non-Routine Proposals for which your broker, trustee or other nominee may not vote your shares in its discretion and that require your instruction.

Can I change my vote after I return my proxy card?

Yes. You may change your vote at any time before your proxy is voted at the Meeting. To change your vote, you may:

- Deliver to the Corporation's corporate secretary a written notice revoking your earlier vote;
- Deliver to the Corporation's transfer agent, if you are the shareholder of record, a properly completed and signed proxy card with a later date;
- Deliver to your broker, trustee or other nominee, if your shares are held in "street name," a properly completed and signed proxy card with a later date; or
- Vote in person at the Meeting.

Your attendance alone at the Meeting will not revoke a previously delivered proxy. If you choose any of these methods to change your vote, you must take the described action no later than the beginning of the Meeting. Once voting is completed at the Meeting, you will not be able to revoke your proxy or change your vote. Unless your proxy is so revoked or changed, the shares of Common Stock represented by your proxy received by the Corporation's transfer agent will be voted at the Meeting and at any adjournment or postponement of the Meeting.

How do I vote my shares in the Corporation's retirement plan?

If you participate in the Corporation's retirement plan, the proxy card you receive will also include Common Stock allocated to your account. Properly completed and signed proxy cards will serve to instruct the plan trustee on how to vote any shares allocated to your account and a portion of all shares as to which no instructions have been received (the "undirected shares") from plan participants. The proportion of the undirected shares to which your instructions will apply will be equal to the proportion of the shares to which the trustee receives instructions represented by your shares.

How is the Corporation soliciting proxies?

The Corporation bears the cost of preparing, assembling and mailing the proxy material related to the solicitation of proxies by and on behalf of the Board for the Meeting. In addition to the use of the mails, certain of the Corporation's officers may, without additional compensation, solicit proxies in person, by telephone or through other means of communication. The Corporation has retained Georgeson Shareholder Communications Inc. to assist in the solicitation of proxies for a fee of approximately $12,500, plus reimbursement of expenses. This assistance will include requesting brokerage houses, custodians, nominees and fiduciaries to forward proxy solicitation materials to those persons for whom they hold shares. The Corporation will bear the cost of this solicitation.

Is my vote confidential?

Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within the Corporation or to third parties, except: (1) as necessary to meet applicable legal requirements; (2) to allow for the tabulation of votes and certification of the vote; and (3) to facilitate a successful proxy solicitation. Occasionally, shareholders provide written comments on their proxy cards, which are then forwarded to the Corporation's management.

Who will serve as inspector of elections?

The inspector of elections will be a representative of HNI's transfer agent, Computershare Investor Services LLC.

What should I do if I receive more than one set of voting materials?

You may receive more than one set of voting materials, including multiple copies of this Proxy Statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares in "street name." If you are a shareholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive.

The Securities and Exchange Commission (the "SEC") has adopted rules that allow us to deliver a single annual report or proxy statement to any household at which two or more shareholders reside, whom the Corporation believes to be members of the same family. If you have not previously consented to participate in this program and wish to receive only one copy of future HNI Corporation Annual Reports or HNI Corporation Proxy Statements, please write to the Corporation's transfer agent at Computershare Investor Services LLC, Attention: Proxy Unit, P.O. Box 1878, Chicago, Illinois 60690-1878. Your consent to receive only one copy of the annual report or proxy statement will remain in effect until the Corporation's transfer agent receives a written revocation notice from you. The Corporation will continue to separately mail a proxy card for each registered shareholder account.

The Corporation provides its annual reports, notices to shareholders of the annual meetings and proxy statements over the Internet. If you wish to give your consent to access such documents in the future over the Internet, please check the box in the CONSENT section on your proxy card. These documents will be available on or about March 23, 2007, on the Corporation's website at www.hnicorp.com, under "*Investor Information—Annual & Quarterly Reports*" and "*Investor Information—Proxy Report*." Once you give your consent, it will remain in effect until you notify the Corporation that you wish to resume mail delivery of the annual reports and proxy statements. Even though you give your consent, you still have the right at any time to request copies of these documents at no charge.

Where can I find the voting results of the Meeting?

The Corporation intends to announce preliminary voting results at the Meeting and publish final results in the Corporation's Quarterly Report on Form 10-Q for the second quarter of the Corporation's fiscal year ending December 29, 2007 ("Fiscal 2007").

INFORMATION ABOUT PROPOSALS

What is the proposed amendment to the Articles?

The proposed amendment would eliminate the Corporation's supermajority voting requirements for all matters, including the election of Directors. If the proposed amendment to the Articles is approved, the Corporation will be governed by the voting requirements of Iowa law and the NYSE rules. The proposed amendment requires the affirmative vote of the holders of two-thirds of the total Outstanding Shares of the Corporation's Common Stock entitled to vote.

What are the voting requirements under Iowa law and the NYSE rules?

For almost all matters other than the election of Directors, Iowa law requires that the votes cast by shareholders favoring the action exceed the votes cast by shareholders opposing the action, without regard to abstentions (similar to a simple majority vote). For the election of Directors, Iowa law requires only a plurality vote (i.e., receive the largest number of votes even if not a majority). The NYSE rules require a majority of the votes cast for all matters governed by such rules, such as the adoption of equity compensation plans, with abstentions effectively acting as votes against such matters.

Why is the Board recommending the proposed amendment?

The Corporation's existing shareholder voting requirements are different, and generally more rigorous than, those required by both Iowa law and the NYSE rules. The proposed amendment is intended to achieve the following objectives: (1) simplify the Corporation's shareholder voting requirements and bring them in line with Iowa law, the NYSE rules and current trends in corporate governance; (2) remedy inconsistent shareholder voting requirements applying to various matters submitted to shareholders; and (3) reduce the risk that, as a result of the NYSE's elimination of discretionary broker voting in director elections for the 2008 proxy season, some of the Corporation's Directors may not achieve the two-thirds vote required for election. In addition, the Corporation believes, in accordance with current corporate governance trends, that eliminating the supermajority voting provisions would increase the Board's accountability to shareholders by making it easier for shareholders to act.

What is discretionary broker voting and why does its elimination make it more difficult to elect Directors?

Effective in 2008, the election of directors for all NYSE public companies will become a Non-Routine Proposal under the NYSE rules. As a result, brokers holding shares in "street name" may not vote such shares for the election of Directors without instructions from the shareholder. A number of the Corporation's shareholders have brokers holding their shares in "street name," and a substantial number of such brokers never receive voting instructions from the shareholder. Accordingly, in 2008, the votes attributable to a significant portion of the Corporation's shares will no longer be able to be voted by brokers for Director elections, increasing the risk that Directors are not elected at all, even in the absence of an election contest.

What are the consequences of the proposed amendment if approved by shareholders?

If the proposed amendment is approved, all matters submitted to shareholders will be governed by Iowa law and the NYSE rules. The proposed amendment will facilitate shareholder approval for certain matters presented to shareholders at annual or special meetings, including matters relating to the election and removal of Directors, amendments to the Articles and shareholder proposals generally, because the Corporation believes the Iowa and NYSE voting requirements create a more balanced and reasonable standard than obtaining a supermajority vote or a majority of the Outstanding Shares.

What is the effect of the proposed amendment on the election of Directors?

If approved, the proposed amendment will reduce the vote required for the election of Directors to a plurality vote, as required under Iowa law. However, the Board has approved amendments to the Corporation's By-laws and Corporate Governance Guidelines to adopt a majority vote standard that will require any Director who, in an uncontested election, receives a greater number of votes cast "AGAINST" his or her election than "FOR" his or her election to resign 90 days after certification of the election results. These amendments

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to the Corporation's By-laws and Corporate Governance Guidelines will not be implemented if the proposed amendment to the Articles is not approved by the shareholders. For additional information regarding the proposed amendment, see "*Proposal No. 2 - Approval of Amendments to the Articles of Incorporation to Eliminate Supermajority Shareholder Voting Requirements*" on page 11 of this Proxy Statement.

What is the proposed HNI Corporation 2007 Stock-Based Compensation Plan?

The proposed HNI Corporation 2007 Stock-Based Compensation Plan (the "2007 Compensation Plan") is intended to replace the existing HNI Corporation 1995 Stock-Based Compensation Plan (the "1995 Compensation Plan"), which expires on May 13, 2007. The terms of the 2007 Compensation Plan are consistent with the terms of the 1995 Compensation Plan, and upon approval, no awards may be granted under the 1995 Compensation Plan. Upon approval, the 2007 Compensation Plan permits the Corporation to issue to its employees (i.e., members), and to members of its subsidiaries, including executive officers, stock-based compensation awards (i.e., stock options, restricted stock, bonus stock, etc.). The 2007 Compensation Plan is designed to promote the long-term financial success of the Corporation and to increase shareholder value by enabling the Corporation to recruit and retain quality members and to further align the interests of members with the interests of the Corporation's shareholders. The proposed amendment requires the affirmative vote of the holders of a majority of the total Outstanding Shares of the Corporation's Common Stock entitled to vote. For additional information regarding the proposed plan, see "*Proposal No. 3 - Approval of the HNI Corporation 2007 Stock-Based Compensation Plan*" on page 15 of this Proxy Statement.

What is the proposed 2007 Equity Plan for Non-Employee Directors of HNI Corporation?

The proposed 2007 Equity Plan for Non-Employee Directors of HNI Corporation (the "2007 Equity Plan") is intended to replace the existing 1997 Equity Plan for Non-Employee Directors of HNI Corporation (the "1997 Equity Plan"), which expires on May 13, 2007. The terms of the 2007 Equity Plan are consistent with the terms of the 1997 Equity Plan, and upon approval, no awards may be granted under the 1997 Equity Plan. Upon approval, the 2007 Equity Plan permits the Corporation to issue to its non-employee Directors stock options, shares of restricted stock of the Corporation and stock grant awards. The 2007 Equity Plan also permits non-employee Directors to elect to receive all or a portion of their annual retainers, meeting fees and other compensation in the form of shares of Common Stock. The 2007 Equity Plan is designed to promote the long-term financial success of the Corporation and to increase shareholder value by enabling the Corporation to attract and retain outstanding individuals to serve as non-employee Directors and to further align the interests of non-employee Directors with the interests of the Corporation's shareholders. The proposed amendment requires the affirmative vote of the holders of a majority of the total Outstanding Shares of the Corporation's Common Stock entitled to vote. For additional information regarding the proposed plan, see "*Proposal No. 4 - Approval of the 2007 Equity Plan for Non-Employee Directors of HNI Corporation*" on page 19 of this Proxy Statement.

PROPOSAL NO. 1 - ELECTION OF DIRECTORS

The Corporation's By-laws (the "By-laws") provide for thirteen Directors. The Board currently consists of thirteen Directors. Twelve of the thirteen Directors are independent Directors as further discussed on page 7 of this Proxy Statement under "*Director Independence*." Stan A. Askren, Chairman, President and Chief Executive Officer, is the only Director currently employed by the Corporation and thus is not considered independent.

The Board is divided into three classes. One class is elected each year for a term of three years. Five directors will be elected at the Meeting to serve for a three-year term expiring at the Corporation's 2010 annual meeting of shareholders.

Nominees for Election

The Board is nominating for election at the Meeting each of Mary H. Bell, John A. Halbrook, James R. Jenkins, Dennis J. Martin and Abbie J. Smith for a term of three years (collectively, the "Nominees"). The Nominees elected as Directors at the Meeting will hold office for such term or until their respective successors are elected and qualified, subject to their prior death, resignation or removal.

Ms. Bell was appointed as a Director in the Corporation's fiscal year ended December 30, 2006 ("Fiscal 2006"), by the Board to fill an additional Board seat created in Fiscal 2006. Ms. Smith and Messrs. Halbrook and Martin were most recently elected as Directors at the 2004 annual meeting of shareholders. Mr. Jenkins was most recently elected as a Director for a one-year term at the 2006 annual meeting of shareholders. The biographical information about each of the Nominees follows.

Mary H. Bell, age 46, has been a Director of the Corporation since 2006. Ms. Bell has been a Vice President of Caterpillar Inc., the world's leading manufacturer of construction and mining equipment, diesel and natural gas engines and industrial gas turbines, and Chairman and President of Caterpillar Logistics Services, Inc., a wholly owned subsidiary of Caterpillar Inc., since 2004. Previously, from 2002 to 2004, Ms. Bell was the General Manager of Caterpillar Distribution Services, Logistics Division and, from 2000 to 2002, she was the Dealer Capability Department Manager, Product Support Division, of Caterpillar Inc.

John A. Halbrook, age 61, has been a Director of the Corporation since 2004. Mr. Halbrook has been the Chairman of Woodward Governor Company, a designer, manufacturer, marketer and service provider of energy control solutions for aircraft engines, industrial engines and turbines, power generation and process automation equipment, since 1995. Previously, from 1995 to 2005, he was the Chairman and Chief Executive Officer of Woodward Governor Company. Mr. Halbrook is a director of Amcore Financial Inc.

James R. Jenkins, age 61, has been a Director of the Corporation since 2005. Mr. Jenkins has been the Senior Vice President and General Counsel of Deere & Company (John Deere), the world's leading manufacturer of agricultural and forestry equipment and a major manufacturer of equipment for use in construction and lawn and turf care, since 2000.

Dennis J. Martin, age 56, has been a Director of the Corporation since 2000. Mr. Martin has been an independent business consultant since 2005. Previously, from 2001 to 2005, he was the Chairman, President and Chief Executive Officer of General Binding Corporation, a manufacturer and marketer of binding and laminating office equipment.

Abbie J. Smith, age 53, has been a Director of the Corporation since 2000. Ms. Smith has been a Chaired Professor of the University of Chicago's Graduate School of Business, a national leader in higher education and research, since 1999. Ms. Smith is a director of DFA Investment Dimensions Group, Inc., Dimensional Investment Group Inc. and Ryder System, Inc.

We have no reason to believe that any of the Nominees listed above will be unavailable to serve if elected. However, if any one of them becomes unavailable, the persons named as proxies in the accompanying proxy card have discretionary authority to vote for a substitute chosen by the Board. Any vacancies not filled at the Meeting may be filled by the Board.

Incumbent Directors

Ms. Francis and Messrs. Calado, Porcellato and Stern are in a class of Directors whose term will expire at the Corporation's 2008 annual meeting of shareholders. The following is the biographical information about each of these Directors.

Miguel M. Calado, age 51, has been a Director of the Corporation since 2004. Mr. Calado has been a Director and the Chief Financial Officer, on a part-time basis, of Hovione SA, an international fine chemicals company based in Portugal with manufacturing facilities and offices in the USA, Europe and Asia, since 2006. Mr. Calado has also been a partner of The Trion Group, a strategic management consulting group based in Dallas, Texas, since 2006. Previously, from 1998 to 2005, he was the Executive Vice President and President, International of Dean Foods Company, a processor and distributor of dairy, soy and specialty foods. Mr. Calado also serves as a member of the Advisory Board for the Business School of Catholic University of Portugal.

Cheryl A. Francis, age 53, has been a Director of the Corporation since 1999. Ms. Francis has been an independent business and financial advisor since 2000 and the Vice Chairman of the Corporate Leadership Center, a not-for-profit organization focused on developing tomorrow's business leaders, since 2002. Ms. Francis is a director of Hewitt Associates Inc. and Morningstar, Inc.

Larry B. Porcellato, age 48, has been a Director of the Corporation since 2004. From 2002 through January 2006, Mr. Porcellato was the Chief Executive Officer of ICI Paints North America, a manufacturer and distributor of decorative coatings and a subsidiary of Imperial Chemical Industries PLC. From 2000 to 2002, he was the Executive Vice President of ICI Paints Stores Division.

Brian E. Stern, age 59, has been a Director of the Corporation since 1998. Mr. Stern has been the Senior Vice President, Xerox, Fuji Xerox Operations of Xerox Corporation, a developer, marketer, manufacturer, financier and servicer of document processing products and services, since 2004. Previously, from 2001 to 2004, he was the President, Xerox Supplies Business Group of Xerox Corporation.

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Messrs. Askren, Christensen, Scalzo and Waters are in a class of Directors whose term will expire at the Corporation's 2009 annual meeting of shareholders. The following is the biographical information about each of these Directors.

Stan A. Askren, age 46, has been a Director of the Corporation since 2003. Mr. Askren has also been the Chairman and Chief Executive Officer of the Corporation since 2004 and the President of the Corporation since 2003. Prior to that, he was an Executive Vice President of the Corporation from 2001 to 2003 and President of Allsteel Inc. from 1999 to 2003.

Gary M. Christensen, age 63, has been a Director of the Corporation since 2000 and the Lead Director of the Board since 2005. Mr. Christensen has been active with Wind Point Partners in private equity investment since 2002. Previously, from 1996 to 2002, he was the President and Chief Executive Officer of Pella Corporation, a marketer and manufacturer of windows and doors. Mr. Christensen is a director of United Subcontractors Inc.

Joseph Scalzo, age 48, has been a Director of the Corporation since 2003. Mr. Scalzo has been the President and Chief Executive Officer of WhiteWave Foods Company, a manufacturer of innovative, authentic and nutritious premium branded food products, since 2005. Previously, from 2004 to 2005, he was the Group President, Personal Care and Global Value Chain and, from 2001 to 2004, he served as President, Global Personal Care Products, and as a Vice President of The Gillette Company, a marketer and manufacturer of personal care and use products.

Ronald V. Waters, III, age 54, has been a Director of the Corporation since 2002. Mr. Waters has been the President and Chief Operating Officer of Lojack Corp., a premier worldwide marketer of wireless tracking and recovery systems for valuable mobile assets and a leader in global stolen vehicle recovery, since February 2007. Previously, from 2004 to 2006, Mr. Waters was the Chief Operating Officer of Wm. Wrigley Jr. Company, a leader in the confectionery industry and the world's largest manufacturer and marketer of gum. From 1999 to 2004, he was the Senior Vice President and Chief Financial Officer of Wm. Wrigley Jr. Company. Mr. Waters is a director of Sabre Holdings Corporation.

Director Emeritus

Richard H. Stanley, age 74, was Director Emeritus of the Board from May 2005 until May 2006. Mr. Stanley's term as Director Emeritus ended in May 2006, and he no longer serves the Corporation in this capacity. Previously, from 1964 to 2005, he was a Director of the Corporation and, from 1979 to 2005, Vice Chairman of the Board. He has also been a director and the Chair of SC Companies, Inc., a private holding company with subsidiaries offering engineering, environmental and design-build services, since 1986. Mr. Stanley has been a director and the Chairman of Stanley Consultants, Inc., international consultants in engineering, architecture, planning and management, since 1984. As Director Emeritus, Mr. Stanley was not permitted to vote on matters presented to the Board.

Required Vote

Approval of the election of the Nominees as Directors requires the affirmative vote of the holders of two-thirds of the Outstanding Shares entitled to vote at the Meeting.

Recommendation of the Board

> ***THE BOARD RECOMMENDS A VOTE "FOR" THE ELECTION OF THE NOMINEES AS DIRECTORS.***

INFORMATION REGARDING THE BOARD

Director Independence

For purposes of determining director independence, the Corporation is subject to the NYSE director independence standards as currently in effect and as they may be changed from time to time. Pursuant to such standards, no Director qualifies as "independent" unless the Board affirmatively determines that the Director has no material relationship with the Corporation or any of its subsidiaries (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation or any of its subsidiaries). In

addition, a Director is not independent under the NYSE director independence standards if: (i) the Director is, or has been within the last three years, a member of the Corporation, or an immediate family member is, or has been within the last three years, an executive officer of the Corporation; (ii) the Director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $100,000 in direct compensation from the Corporation, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service); (iii) (A) the Director or an immediate family member is a current partner of a firm that is the Corporation's internal or external auditor; (B) the Director is a current employee of such a firm; (C) the Director has an immediate family member who is a current employee of such a firm and who participates in the firm's audit, assurance or tax compliance (but not tax planning) practice; or (D) the Director or an immediate family member was, within the last three years (but is no longer), a partner or employee of such a firm and personally worked on the Corporation's audit within that time; (iv) the Director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the Corporation's present executive officers at the same time serves or served on that company's compensation committee; or (v) the Director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the Corporation for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2 percent of such other company's consolidated gross revenues.

In addition to the NYSE director independence standards set forth above, the Corporation has adopted the following categorical independence standards for Directors (the "Categorical Standards"). The following relationships will not, in and of themselves, be considered material relationships, unless otherwise expressly provided for with respect to a particular interest or relationship in the rules established by the NYSE: (i) contributions or payments (including the provision of goods and services) by the Corporation to a charitable organization (including a foundation), a university or other not-for-profit organization in which a Director or a Director's immediate family member is a director, trustee, officer or employee, unless the contribution or payment (excluding matching gifts): (A) was made to an entity for which the Director or the Director's spouse currently serves as a director, trustee, or officer and he or she served in such position at the time of the contribution or payment; (B) was made within the three fiscal years preceding the date of any determination; and (C) was in an amount exceeding the greater of $1,000,000 or 2 percent of the charitable organization's aggregate annual charitable receipts during the organization's last completed fiscal year prior to the date of the contribution of payment; and (ii) other business relationships between a Director or a Director's immediate family member and the Corporation, such as a purchase by the Corporation of products or services, including consulting, legal or financial advisory services, unless: (A) the Director or the Director's spouse is a partner, officer or 10 percent owner of a company or firm providing such products or services, and he or she held such position at any time within the 12 months preceding the date of any determination; (B) the products or services were provided within the three fiscal years preceding the date of any determination; and (C) the products or services provided during any 12-month period were in an aggregate amount exceeding the greater of $1,000,000 or 1 percent of such company's or firm's consolidated gross revenues for its last completed fiscal year. The Categorical Standards in clause (ii) above do not include business relationships with the Corporation's internal or external auditors, which are covered by the criteria set forth above and rules established by the NYSE.

Under the HNI Corporation Corporate Governance Guidelines (the "Governance Guidelines"), at least three-fourths of its Directors must meet the NYSE director independence standards and the Categorical Standards. The Board has determined that each of the current non-management Directors and each of the Directors standing for election, including Miguel M. Calado, Cheryl A. Francis, Larry B. Porcellato, Brian E. Stern, Gary M. Christensen, Joseph Scalzo, and Ronald V. Waters, III, (each of whom are current members of the Board), Mary H. Bell, John A. Halbrook, James R. Jenkins, Dennis J. Martin and Abbie J. Smith (each of whom are standing for election) and each of the current members of the Audit Committee, the Human Resources and Compensation Committee and the Public Policy and Corporate Governance Committee, has no material relationship with the Corporation (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation) and is independent within the NYSE director independence standards and the Categorical Standards.

Mr. Askren does not meet such independence standards because he is the Chairman, President and Chief Executive Officer of the Corporation and is a member of the Corporation.

Board Committees

The Board has three standing committees, the Audit Committee, the Human Resources and Compensation Committee and the Public Policy and Corporate Governance Committee. The Public Policy and Corporate Governance Committee fulfills the role of a nominating committee. Each committee operates under a written charter, which has been approved by the Board. The Board reviews each committee charter at least annually. Current copies of the committees' charters can be found on the Corporation's website at www.hnicorp.com, under "*Corporate Governance - Committee Charters*." Shareholders may request a paper copy of the Board's committees' charters by writing to the Corporate Secretary at HNI Corporation, 408 East Second Street, Muscatine, Iowa 52761. Each Director attended at least 75 percent of the total number of committee meetings for the committees on which such Director served

that were held during Fiscal 2006.

Audit Committee. The Audit Committee, established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934 (the "Exchange Act"), consists of four independent Directors: Ronald V. Waters, III, Chair, Miguel M. Calado, James R. Jenkins and Joseph Scalzo. The Board has determined that each Audit Committee member is "independent" as independence for audit committee members is defined by NYSE director independence standards, in Rule 10A-3(b)(1) promulgated under the Exchange Act and under the Categorical Standards. The Board has determined that all members of the Audit Committee are financially literate pursuant to NYSE rules. The Board has also determined that Messrs. Waters and Calado are each an "audit committee financial expert," as defined by Item 407(d)(5) of Regulation S-K promulgated under the Exchange Act. In accordance with the Audit Committee Charter, none of the Audit Committee members serve simultaneously on audit committees of more than three public companies. The Audit Committee met nine times during Fiscal 2006. The Audit Committee appoints the Corporation's independent registered public accountant and reviews the independent registered public accountant's performance, independence, fees and audit plans. The Audit Committee also reviews the annual and quarterly financial statements; internal audit staffing, plans and reports; nonaudit services provided by the independent registered public accountant; the Corporation's insurance coverage and any other financial matters as directed by the Board.

Human Resources and Compensation Committee. The Human Resources and Compensation Committee (the "Compensation Committee") is comprised of Abbie J. Smith, Chair, Gary M. Christensen, John A. Halbrook, and Larry B. Porcellato. Each member of the Compensation Committee is an independent director as that term is defined by the NYSE director independence standards and under the Categorical Standards. The Compensation Committee met four times during Fiscal 2006. The Compensation Committee reviews executive compensation, executive succession planning, benefit programs for all members, management's recommendations on election of officers and human resources development, and oversees the evaluation of the Chief Executive Officer, by the Board.

Public Policy and Corporate Governance Committee. The Public Policy and Corporate Governance Committee (the "Governance Committee") consists of Brian E. Stern, Chair, Mary H. Bell, Cheryl A. Francis and Dennis J. Martin. Each member of the Governance Committee is an independent director as that term is defined by the NYSE director independence standards and under the Categorical Standards. Richard H. Stanley, as Director Emeritus, served as an advisory member of the Governance Committee until May 2006 when his term as Director Emeritus ended. Mr. Stanley was not permitted to vote on matters presented to the Governance Committee. The Governance Committee met four times during Fiscal 2006. The Governance Committee serves as the nominating committee and identifies individuals qualified to serve as Directors of the Corporation consistent with criteria approved by the Board; recommends director nominees to the Board for the next annual meeting of shareholders; develops and recommends to the Board corporate governance principles applicable to the Corporation and oversees the Corporation's finance policy and capital structure and the evaluation of the Board and the Corporation by the Directors.

Director Nominations

The Board has adopted guidelines for identifying and evaluating candidates for Director. Under those guidelines, the Governance Committee takes into account a number of factors when identifying potential nominees, including: possession of the desired skills, experience and abilities identified by the Governance Committee; ability to communicate ideas and contribute to Board deliberations; independence from management; diversity; judgment, skill, integrity and reputation; existing commitments to other businesses; potential conflicts of interest with other pursuits and legal restraints. The Governance Committee may use a variety of means to identify potential nominees, including recommendations from the Chairman, other Directors or others associated with the Corporation or with the help of independent third-party executive search firms (which receive a fee for their services). Potential candidates are screened by the Governance Committee, and the Governance Committee recommends candidates to the Board for nomination.

The Governance Committee will consider candidates for Director recommended by shareholders by applying the criteria for candidates described above and considering the following additional information. Shareholders wishing to recommend a candidate for Director should write to HNI's Corporate Secretary before October 1, 2007, and include the following information: a statement that the writer is a shareholder and is recommending a candidate for Director; the name of and contact information for the candidate; a statement of the candidate's business and educational experience; information about each of the factors listed above, sufficient to enable the Governance Committee to evaluate the candidate; a statement detailing any relationship between the candidate and any customer, supplier or competitor of the Corporation; detailed information about any relationship or understanding between the writer or any other shareholder and the candidate; and a statement that the candidate is willing to be considered and will serve as a Director if nominated and elected.

The Corporation does not have any minimum qualifications for Director nominees. However, the Board believes that it should be comprised of Directors with varied and complimentary backgrounds. Directors should also possess the highest personal and professional integrity and ethics and be willing and able to devote the required time to the Corporation.

Processes and Procedures for the Consideration and Determination of Director Compensation by Governance Committee

The Governance Committee is responsible for annually reviewing the compensation paid to Directors for service on the Board and for recommending changes to such compensation to the Board, if appropriate. The Board is responsible for approving Director compensation annually based on recommendations of the Governance Committee. Neither the Governance Committee nor the Board delegates its authority with respect to Director compensation to any other person or group. However, the Corporation's management may, at the request of the Governance Committee, assist the Governance Committee in its annual review of Director compensation, which may include recommending changes to such compensation. Although it has not done so recently, the Governance Committee has authority to retain and terminate any consultant to assist in the evaluation of the compensation and benefits for Directors and to approve the consultant's fees and other retention terms.

Processes and Procedures for the Consideration and Determination of Executive Compensation by Compensation Committee

The Compensation Committee is responsible for developing and implementing, subject to Board approval, the Corporation's compensation policies and programs for the Chairman and Chief Executive Officer and other senior executives as further discussed throughout the Compensation Discussion and Analysis (the "CD&A") which begins on page 25 of this Proxy Statement. With regard to senior executives, the Compensation Committee reviews management's recommendation, assesses the compensation of such senior executives and recommends for approval to the Board compensation and benefit levels consistent with the Corporation's compensation philosophy and necessary to attract and retain senior executives. This includes determining the following for recommendation to the Board:

- Total compensation and benefit levels for senior executives who report to the Chairman, President and Chief Executive Officer;
- Participants in and target and aggregate award levels for the HNI Corporation Executive Bonus Plan (the "Bonus Plan");
- Participants in and awards for the 1995 Compensation Plan, the HNI Corporation Long-Term Performance Plan (the "Performance Plan") and the HNI Corporation ERISA Supplemental Retirement Plan (the "ESRP"); and
- Other incentive compensation and equity-based plans and programs as appropriate.

The Compensation Committee also reviews and approves the salaries for other executive officers of the Corporation who are subject to Section 16 of the Exchange Act and who do not report directly to the Chairman, President and Chief Executive Officer.

With regard to the Chairman and Chief Executive Officer, at least annually the Compensation Committee, together with the other independent Directors, evaluates the performance of, and sets the compensation for, such position(s) as follows:

- Determines total compensation and benefit levels for the Chairman and Chief Executive Officer;
- Reviews and approves corporate goals and objectives relevant to Chairman and Chief Executive Officer compensation;
- Evaluates the Chairman and Chief Executive Officer's performance in light of such goals and objectives, and, together with other independent Directors, determines and approves the Chairman and Chief Executive Officer's compensation level based on this evaluation;
- Reviews the Chairman and Chief Executive Officer's performance evaluation form for appropriateness;
- Issues the Chairman and Chief Executive Officer performance evaluation form to all independent Directors;
- Compiles and reviews the Chairman and Chief Executive Officer performance evaluation results;
- Reviews the Chairman and Chief Executive Officer performance evaluation results with the Board for additional comment; and
- Chair of Compensation Committee reviews the Board's evaluation results of the Chief Executive Officer's performance with the Chairman and Chief Executive Officer.

In determining the long-term incentive component of Chairman and Chief Executive Officer compensation, the Compensation Committee, together with the other independent Directors, considers the Corporation's performance and shareholder return, the value of similar incentive awards granted to chairmen/chief executive officers at comparable companies and the awards granted to the Corporation's Chairman and Chief Executive Officer in past years.

For additional details regarding the process and procedures followed by the Compensation Committee in establishing the Corporation's compensation policies and programs for the Chairman and Chief Executive Officer and other senior executives, including the use of compensation consultants, see "*The Role of the Compensation Committee and Independent Consultant*" on page 32 and the Compensation Committee's Charter, which is posted on the Corporation's website at www.hnicorp.com, under "*Corporate Governance - Committee Charters.*"

Board Meetings

The Board held four regular meetings and no special meetings during Fiscal 2006. All Directors attended 100 percent of the total number of meetings of the Board.

In accordance with NYSE rules regarding corporate governance, the Corporation's non-management Directors meet at regularly scheduled executive sessions without management present. Mr. Christensen, Lead Director, presides at these executive sessions. The Corporation's non-management Directors met four times during Fiscal 2006.

Director Attendance at Annual Meetings of Shareholders

All Directors are encouraged to attend annual meetings of shareholders when possible. Directors may attend either in person or by telephone. Last year each Director, except Ms. Bell who was not yet a Director, attended the 2006 annual meeting of shareholders in person.

Shareholder Communications with the Board

Shareholders and interested parties may communicate with the Lead Director, the Chair of the Governance Committee and the Vice President, General Counsel and Secretary, or with the Corporation's non-management Directors as a group, by sending an email to "Boardofdirectors@hnicorp.com" or by writing to Lead Director, Chair of the Governance Committee, Vice President, General Counsel and Secretary or Non-Management Directors at HNI Corporation, 408 East Second Street, Muscatine, Iowa 52761, Attention: Corporate Secretary. All communications received will be opened by the office of the Corporate Secretary for the sole purpose of determining whether the contents are a message to the Directors. Any communications that are not in the nature of advertising or promotions of a product or service will be promptly forwarded to the appropriate party.

PROPOSAL NO. 2 - APPROVAL OF AMENDMENTS TO THE ARTICLES OF INCORPORATION TO ELIMINATE SUPERMAJORITY SHAREHOLDER VOTING REQUIREMENTS

The Board has adopted, and recommends to the shareholders for approval, a proposal to amend the Articles to eliminate the Corporation's supermajority shareholder voting requirements (the "Proposed Amendment"). If the Proposed Amendment is approved, the Corporation would be governed by the voting requirements prescribed by Iowa law for all matters submitted to the shareholders, including the election of Directors.

The Articles currently contain the following voting requirements:

· Amendments to the Articles that would change the voting requirements or provisions related to the election or removal of Directors require a two-thirds vote of the Outstanding Shares.

· Other amendments to the Articles also require a two-thirds vote of the Outstanding Shares, but amendments recommended by a majority of the Board require a majority vote of the Outstanding Shares.

- Election and removal of Directors normally requires a two-thirds vote of the Outstanding Shares. If this rule results in the failed election of an entire class of Directors at any shareholders' meeting, the incumbent Directors in such class hold over and the vote of a majority of the Outstanding Shares would be sufficient to elect Directors at the third succeeding annual meeting.

- Any other proposal submitted to a vote of the shareholders requires a two-thirds vote of the Outstanding Shares, but proposals recommended by a majority vote of the Board require only a majority vote of the Outstanding Shares.

The Corporation's voting requirements are different, and generally more rigorous than, those required by both Iowa law and the NYSE, including voting requirements:

- for the election of Directors, where Iowa law requires only a plurality vote (i.e., received the largest number of votes even if not a majority);

- for matters other than the election of Directors, where Iowa law requires that the votes cast by shareholders favoring the action exceed the votes cast by shareholders opposing the action at a shareholder's meeting at which a quorum is present (the "Iowa Vote Rule");

- for business combinations with interested shareholders, where Iowa law requires the vote of two-thirds of the total Outstanding Shares not owned by the interested shareholder; and

- for certain specified matters, including, among others, the adoption of equity compensation plans, where the NYSE rules require the vote of only a majority of the votes cast.

In addition, the Articles apply different voting requirements to different matters submitted to shareholders for approval. For example, the election and removal of Directors, certain amendments to Director election and removal provisions of the Articles and certain business combinations and liquidations require the vote of two-thirds of the total Outstanding Shares. In contrast, the shareholder voting requirement in the Articles for other matters approved by the Board is a majority of the Outstanding Shares.

Background

The Corporation's supermajority voting requirements were originally adopted by the Corporation's shareholders in 1972 as part of a package of takeover preparedness provisions. The disclosures made to shareholders in connection with the 1972 annual meeting indicate that these provisions were intended to render more difficult and discourage any attempt by another corporation or person to acquire control of the Corporation which might not, in the opinion of the Board, be in the best interests of all the shareholders, unless the transaction had been approved by a majority of the Board. Under the current Articles, the Board is in a position to render the taking of shareholder action more difficult, even if the transaction is desired by a majority, but less than two-thirds of the shareholders.

As a result of developments in state corporate law, in particular the adoption of business combination statutes that restrict mergers with interested shareholders without supermajority shareholder approval, broad supermajority voting requirements have become less common. Indeed, some of the takeover protections initially adopted by HNI's shareholders in 1972 have already been eliminated. In 2004, the Board recommended, and the shareholders approved, the elimination of the provision in the Articles that restricted business combinations with interested shareholders, and the Corporation now relies on the protections provided by the Iowa business combinations statute.

The Board is recommending the Proposed Amendment in order to achieve the following objectives: (1) modernize and streamline the Corporation's shareholder voting requirements to bring them in line with Iowa law, the NYSE rules and current trends in corporate governance; (2) remedy inconsistent shareholder voting requirements applying to various matters submitted to shareholders; and (3) reduce the risk that, as a result of the NYSE's elimination of discretionary broker voting in director elections described below, some Directors may not achieve the two-thirds vote required for election.

What is being proposed?

The Proposed Amendment, if approved by the shareholders, would amend the Articles as follows:

- Section 4.06 would be deleted in its entirety. As a result, the vote required for any shareholder action, including removal of Directors, amendments to Director election and removal provisions and certain business combinations and liquidations would change from two-thirds of the total Outstanding Shares to the Iowa Vote Rule (i.e., votes cast "FOR" exceed votes cast "AGAINST"). This deletion would also change the Corporation's voting requirement for the election of Directors from two-thirds of the total Outstanding Shares to a plurality of the votes cast by the shares entitled to vote, which is the voting requirement under Iowa law for the election of directors.

- Section 4.07 would be deleted in its entirety. As a result, the vote required generally for all matters submitted to the Corporation's shareholders would change from a majority of the total Outstanding Shares to the Iowa Vote Rule.

- Sections 4.08 and 4.09 would be deleted in their entirety. These deletions would change the vote requirement for preferred shareholder voting. The Corporation currently has no shares of preferred stock outstanding.

- Section 5.02 would be deleted in its entirety. As a result, the vote required to remove Directors would change from two-thirds of the Outstanding Shares to the Iowa Vote Rule.

- Section 5.03 would be deleted in its entirety. As a result, Directors will not remain in office if they are not elected, and any vacancies would be filled by a majority vote of the remaining members of the Board in accordance with the By-laws.

- The last sentence of Section 5.01, referring to Section 5.03, would be deleted.

- Section 5.04 would be renumbered.

Exhibit A to this Proxy Statement shows the changes to the Articles resulting from the Proposed Amendment with deletions indicated by strike-outs and additions indicated by underlining.

Why is the Corporation proposing these changes?

The Board believes that the Proposed Amendment is in the best interests of the Corporation and its shareholders for several reasons.

First, the Corporation's supermajority shareholder voting provisions are significantly more rigorous and more complicated than the vote requirements imposed on other corporations governed by the voting rules of the state corporation statutes. Iowa law generally requires that, unless otherwise provided in the articles of incorporation, matters submitted to shareholders be decided by the Iowa Vote Rule (i.e., votes cast "FOR" exceed votes cast "AGAINST"). In addition, the Corporation's voting provisions are inconsistent and require different voting requirements for different matters submitted to shareholders. The shareholder voting provisions prescribed by Iowa law provide an approach to shareholder voting that is widely used by other Iowa corporations and is simpler and more streamlined.

Second, the NYSE has approved the elimination of discretionary voting by brokers in director elections, effective for the 2008 proxy season. Currently, brokers holding shares in "street name" may vote such shares in director elections despite not having specific voting instructions from the owner of such shares. The elimination of discretionary voting by brokers could materially reduce the number of votes cast for or withheld from director nominees because many shareholders fail to return signed proxy cards or elect not to vote in director elections. Because the Corporation's Directors can only be elected if at least two-thirds of Outstanding Shares vote, the failure of some shareholders to vote increases the risk that no Directors will be elected. Consequently, the NYSE's elimination of the discretionary vote rule is likely to make obtaining a two-thirds vote for the election of Directors unreasonably difficult.

Third, the Corporation's supermajority vote required to elect Directors departs from, and is more rigorous than, the plurality vote that applies to the election of directors of most public companies and the majority voting standard voluntarily adopted by many public companies over the past several years. As a result, the Corporation's supermajority vote rule, particularly in the light of the NYSE rule changes discussed above, increases the risk that Directors are not elected at all, even in the absence of an election contest.

To bring the Corporation's vote requirement for the election of Directors in line with corporate governance trends, the Board has approved amendments to the By-laws and the Governance Guidelines to adopt a majority voting standard that will require any Director who, in an uncontested election, receives a greater number of votes cast "AGAINST" his or her election than "FOR" his or her election to resign no later than 90 days after the certification of the election results for the annual meeting at which the Director failed to receive the required votes (the "Majority Vote Bylaw"). The Director's resignation would be submitted to the Board at the time of a Director's initial election and would be effective automatically, without any action on the part of the Board, upon the expiration of the 90-day period following the Director's failure to achieve the required vote. In contested elections, Directors would be required to receive a plurality of the votes cast by the shares entitled to vote, which is the voting requirement under Iowa law for the election of directors. The Majority Vote Bylaw is subject to the approval by the Corporation's shareholders of, and the effectiveness of, the Proposed Amendment. As a result, the Majority Vote Bylaw will not be implemented if the Proposed Amendment is not approved by the Corporation's shareholders. The Majority Vote Bylaw may be amended, altered or repealed in the future in accordance with the By-laws by the Board. For additional information regarding the Majority Vote Bylaw, please see the Corporation's Current Report on Form 8-K filed with the SEC on March 9, 2007.

To streamline and modernize the Corporation's shareholder voting requirements and bring them more closely in line with current trends in corporate governance practices, Iowa law and the NYSE rules, the Board believes it is in the best interests of the Corporation and the shareholders to amend the Articles' shareholder voting provisions as contemplated by the Proposed Amendment.

What will be the impact of the Proposed Amendment?

The Proposed Amendment will conform the vote required for all matters submitted to shareholders to the vote provided for under applicable laws. These votes are:

Matter	Existing Vote Requirement	New Vote Requirement (1)
Election of Directors	66.67% of outstanding shares	Plurality vote (subject to Majority Vote Bylaw)
Removal of Directors	66.67% of outstanding shares	Majority of shares cast in favor (2)
Amendments to Articles	Majority of outstanding shares (3)(4)	Majority of shares cast in favor
Significant dispositions of assets (75% or more of total assets)	Majority of outstanding shares	Majority of shares cast in favor
Partial or complete liquidation	66.67% of outstanding shares	Majority of shares cast in favor
All other matters approved by the Board	Majority of outstanding shares	Majority of shares cast in favor
Shareholder proposals (5)	66.67% of outstanding shares	Majority of shares cast in favor

(1) Assumes that a quorum, or a majority of the shares outstanding and entitled to vote, is present at the meeting.
(2) The voting requirement prescribed by Iowa law provides that shareholder approval is given for any matter when the votes cast in favor of the matter exceed the votes cast against that matter.
(3) If a proposal to amend the Articles is not approved by the Board, the Articles require a vote of 66.67% of the outstanding shares.
(4) A proposal to amend the director election and removal provisions of the Articles requires a vote of 66.67% of the outstanding shares, even if the proposal is approved by the Board.
(5) Under the Articles, any matter not approved by the Board that is submitted to the shareholders requires a vote of 66.67% of the outstanding shares.

The Proposed Amendment will facilitate shareholder approval for certain matters presented to shareholders at annual or special meetings, including matters relating to the election and removal of Directors, amendments to the Articles, certain business combinations and liquidations, the adoption of equity incentive plans and shareholder proposals generally, because the Corporation believes the Iowa and NYSE voting requirements create a more balanced and reasonable standard than obtaining a supermajority vote or a majority of the Outstanding Shares.

What is the effect of the Proposed Amendment on the Corporation's takeover preparedness?

While the Board considered the purpose of each supermajority provision and believes that they could help protect against self-interested actions by one or a few large shareholders and encourage a person making an unsolicited bid for the Corporation to negotiate with the Board, it believes that Iowa's business combination statute will provide adequate protection from these types of coercive acquisition attempts. In addition, the Corporation believes, in accordance with current corporate governance trends, that eliminating the supermajority shareholder voting provisions would increase the Board's accountability to shareholders by making it easier for shareholders to act.

When will the change be effective?

The Board has approved the Proposed Amendment to the Articles, subject to approval of the shareholders. Once approved by the shareholders, the Proposed Amendment will become effective upon the filing of the articles of amendment to the Articles with the Secretary of State of the State of Iowa. The filing is expected to occur shortly after shareholder approval.

If the Proposed Amendment is approved by the shareholders, the Majority Vote Bylaw described above will also be effective on the date the Proposed Amendment is filed with the Secretary of State of the State of Iowa.

What is the vote required to approve the proposal to amend the Articles?

The Proposed Amendment requires the affirmative vote of the holders of two-thirds of the Outstanding Shares entitled to vote at the Meeting. As of the Record Date, there were 48,156,613 Outstanding Shares. Accordingly, the proposal to amend the Articles requires the affirmative vote of the holders of 32,104,409 shares of the Outstanding Shares.

What is the proposed resolution to amend the Corporation's Articles?

RESOLVED, that the Articles of Incorporation of the Corporation be amended to delete Sections 4.06, 4.07, 4.08, 4.09, 5.02 and 5.03 in their entirety and renumber Section 5.04 as Section 5.02.

Recommendation of the Board

THE BOARD RECOMMENDS A VOTE "FOR" THE PROPOSAL TO APPROVE AMENDMENTS TO THE ARTICLES.

PROPOSAL NO. 3 - **APPROVAL OF THE HNI CORPORATION 2007 STOCK-BASED COMPENSATION PLAN**

General

On February 14, 2007, the Board adopted the 2007 Compensation Plan for members of the Corporation and its subsidiaries. The terms of the 2007 Compensation Plan are consistent with the terms of the 1995 Compensation Plan, and upon approval, the 2007 Compensation Plan will replace the 1995 Compensation Plan, which expires on May 13, 2007, and no awards may be granted under the 1995 Compensation Plan. The 2007 Compensation Plan is designed to promote the long-term financial success of the Corporation and to increase shareholder value by enabling the Corporation to recruit and retain quality members and to further align the interests of members with the interests of the Corporation's shareholders. The 2007 Compensation Plan is subject to the approval of the Corporation's shareholders, which requires the affirmative vote of a majority of the Outstanding Shares entitled to vote at the Meeting.

The 2007 Compensation Plan permits the Corporation to issue to its members, and to members of its subsidiaries, including executive officers, stock-based compensation awards in the form of non-statutory stock options, stock appreciation rights, restricted stock, restricted stock units, deferred stock units, performance shares, bonus stock and dividend equivalent awards.

Effect on Prior Plans. Upon approval of the 2007 Compensation Plan, no awards may be granted under the 1995 Compensation Plan. All outstanding awards previously granted under that plan, however, will remain outstanding in accordance with their terms.

Summary of the 2007 Compensation Plan

The following is a summary of the 2007 Compensation Plan. The summary is qualified in its entirety by reference to the full text of the 2007 Compensation Plan, a copy of which is attached as Exhibit B to this Proxy Statement.

Purpose. The 2007 Compensation Plan is intended to aid the Corporation in recruiting and retaining members capable of assuring the future success of the Corporation. The Corporation expects that the awards under the 2007 Compensation Plan and opportunities for stock ownership in the Corporation will provide incentives to participants to exert their best efforts for the success of the Corporation, thereby aligning their interests with those of the Corporation's shareholders.

Administration. A committee (the "Committee") consisting of three or more non-employee Directors, to be designated by the Board, will administer the 2007 Compensation Plan. Subject to the terms of the 2007 Compensation Plan, the Committee has the power to determine, among other things, eligibility, the types and sizes of awards, the price and timing of awards, the terms and conditions of awards, any applicable vesting requirements or restrictions, and the acceleration or waiver of any such vesting requirements or restrictions. The Committee also has the authority to interpret the 2007 Compensation Plan and to prescribe, interpret and revoke rules and regulations relating to the 2007 Compensation Plan.

Eligibility. The Committee will determine which members of the Corporation or its subsidiaries are eligible to participate in the 2007 Compensation Plan.

Shares Authorized. The Board has reserved 5,000,000 shares of Common Stock for issuance under the 2007 Compensation Plan. Shares that are subject to awards that terminate, lapse or are cancelled or forfeited will be available again for grant under the 2007 Compensation Plan.

Certain Limitations. No more than 1,000,000 shares of Common Stock are available under the 2007 Compensation Plan for issuance pursuant to grants of restricted stock, restricted stock units, performance share awards, dividend equivalents, deferred share units and bonus stock awards. Shares subject to any such awards that terminate, lapse or are cancelled or forfeited will again be available for grants of restricted stock, restricted stock units, performance share awards, deferred share units and bonus stock awards. In addition, no participant may be granted awards under the 2007 Compensation Plan for more than 250,000 shares of Common Stock in the aggregate in any calendar year.

Types of Awards. The 2007 Compensation Plan authorizes the following types of awards:

.   ***Stock Options***. The 2007 Compensation Plan authorizes grants of options to purchase shares of Common Stock. All options granted under the 2007 Compensation Plan are "non-statutory stock options," meaning that they are not intended to qualify as "incentive stock options" under the Internal Revenue Code of 1986, as amended (the "Code"). The stock options will provide for the right to purchase shares of Common Stock at a specified price and will become exercisable after the grant date pursuant to the terms established by the Committee. The per share option exercise price may not be less than 100 percent of the fair market value of a share of Common Stock on the grant date.

.   ***Stock Appreciation Rights***. Under the 2007 Compensation Plan, the Committee may grant stock appreciation rights ("SARs"). SARs confer on the holder a right to receive upon exercise the excess of the fair market value of one share of Common Stock on the date of exercise, over the grant price of the SAR, which may not be less than 100 percent of the fair market value of a share of Common Stock on the grant date.

.   ***Restricted Stock and Restricted Stock Units***. The 2007 Compensation Plan authorizes awards of restricted stock and restricted stock units, to be subject to any restrictions the Committee may impose, such as satisfaction of performance measures or a performance period, or restrictions on the right to vote or receive dividends. The minimum vesting period of such awards is one year from the grant date.

16

- *Deferred Share Units*. The Committee may grant awards of deferred share units, which will be subject to a deferral period of not less than one year. The deferred share units also may be subject to such restrictions as the Committee may impose, such as satisfaction of performance measures or a performance period. No shares of Common Stock will be issued at the time deferred share units are granted. Rather, the shares will be issued and delivered upon expiration of the applicable deferral period.

- *Performance Shares*. Pursuant to the 2007 Compensation Plan, the Committee may grant awards of performance shares. Each performance share constitutes a right, contingent upon the attainment of certain performance measures within a performance period, to receive a share of Common Stock or the fair market value of such performance share in cash. Prior to the settlement of a performance share award, the holder of such award has no rights as a shareholder with respect to the shares of Common Stock subject to the award. Performance shares are generally subject to forfeiture if the specified performance measures are not attained.

- *Bonus Stock*. The 2007 Compensation Plan also authorizes grants of unrestricted shares of Common Stock. Such awards may be subject to any terms and conditions the Committee may determine.

- *Dividend Equivalents*. The Committee may grant awards of dividend equivalents on previously granted awards of restricted stock, restricted stock units, performance shares, deferred share units or bonus stock. Such dividend equivalent awards entitle the recipient to receive payment in cash, shares of Common Stock or other property as determined by the Committee based on the amount of any cash dividends paid by the Corporation to holders of shares of Common Stock.

All awards are subject to the terms of the 2007 Compensation Plan and any other terms and conditions as the Committee may deem appropriate.

Non-transferability. In general, awards under the 2007 Compensation Plan may not be transferred except upon death, by will or the laws of descent and distribution, or pursuant to a transfer to a family member that is expressly permitted by the Committee.

Adjustment for Certain Corporate Changes. In the event of a stock split, stock dividend, recapitalization, reorganization, merger or other similar event, which affects shares such that an adjustment is required to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Committee shall, in such manner as it may deem equitable, make appropriate adjustments to the number of shares of Common Stock available for grant, the number of shares of Common Stock covered by outstanding awards or other terms as the Committee deems necessary or appropriate.

Change in Control. The 2007 Compensation Plan provides that, in the event of a change in control involving the Corporation, all awards granted under the 2007 Compensation Plan will become vested and exercisable in full. Alternatively, the Committee may require each award to be surrendered and redeemed for its cash equivalent.

Amendment. The Board may amend the 2007 Compensation Plan at any time, except that the Board may not amend the 2007 Compensation Plan to increase materially the benefits to participants under the 2007 Compensation Plan without shareholder approval. In addition, the Board may not make any amendment that would impair an outstanding award under the 2007 Compensation Plan.

Term. The term of the 2007 Compensation Plan commences on May 8, 2007, and expires on May 7, 2017, unless earlier terminated by the Board.

Effect of Termination of Employment. The 2007 Compensation Plan authorizes the Committee to determine, at the time of the grant of any award, all terms relating to the exercise, cancellation, forfeiture or other disposition of such award upon a participant's termination of employment. However, in the event of a termination of employment by reason of death or disability, each award granted under the 2007 Compensation Plan will become fully exercisable and vested.

New Plan Benefits. Although the Corporation anticipates that awards will be made to members following the effective date and during the term of the 2007 Compensation Plan, no specific determinations have been made regarding the timing, size or terms of individual awards at this time. All members of the Corporation and its subsidiaries, including executive officers, may be eligible for awards under the 2007 Compensation Plan as determined by the Committee. The timing, size, terms and recipients of such awards are determined from time to time by the Board in its discretion.

Federal Income Tax Consequences

The following is a brief overview of the U.S. federal income tax consequences generally arising with respect to awards under the 2007 Compensation Plan. This summary is not intended to be exhaustive and does not describe state or local tax consequences.

Tax Consequences to Participants. The tax consequences to the participants depend on the type of award granted under the 2007 Compensation Plan.

- *Stock Options*. In general: (i) no income will be recognized by the participant at the time a stock option is granted; (ii) at the time of exercise of a stock option, ordinary income will be recognized by the participant in an amount equal to the difference between the option price paid for the shares and the fair market value of the shares if they are unrestricted on the date of exercise; and (iii) at the time of sale of shares acquired pursuant to the exercise of a stock option, any appreciation (or depreciation) in the value of the shares after the date of exercise will be treated as either short-term or long-term capital gain (or loss) depending on how long the shares have been held.

- *Stock Appreciation Rights*. No income will be recognized by a participant in connection with the grant of SARs. When the SAR is exercised, the participant normally will be required to include as ordinary income in the year of exercise an amount equal to the amount of cash and the fair market value of any unrestricted shares received pursuant to the exercise.

- *Restricted Stock and Restricted Stock Units*. A participant receiving restricted stock will not recognize ordinary income at the time of grant unless the participant makes an election to be taxed at such time. If such election is not made, the participant will recognize ordinary income at the time the restrictions lapse in an amount equal to the excess of the fair market value of the stock at such time over the amount, if any, paid for the stock. In addition, a participant receiving dividends with respect to restricted stock for which the above-described election has not been made and prior to the time the restrictions lapse will recognize ordinary income, rather than dividend income, in an amount equal to the dividends paid. Upon disposition of such stock, any appreciation (or depreciation) in the value of the stock after the date the restrictions lapsed will be taxed as either short-term or long-term capital gain (or loss) depending on the holding period. If a participant properly makes an election to be taxed at the time the restricted stock is granted, the participant will recognize ordinary income on the date of grant equal to the excess of the fair market value of the stock at such time over the amount, if any, paid for such stock. The participant will not recognize any income at the time the restrictions lapse. Upon disposition of such stock, any appreciation (or depreciation) in the value of the stock after the date the restricted stock was granted will be taxed as either short-term or long-term capital gain (or loss) depending on the holding period.

- *Deferred Share Units*. A participant receiving a deferred share unit will recognize ordinary income in the year the participant receives shares in an amount equal to the value of the deferred shares at that time less any consideration paid by the participant. Upon disposition of such shares, any appreciation (or depreciation) in the value of the shares after the date of the delivery of the deferred shares will be taxed as either short-term or long-term capital gain (or loss) depending on the holding period.

- *Performance Shares*. A participant receiving performance shares will not recognize taxable income upon the grant of such shares. Upon the settlement of performance shares, the participant will recognize ordinary income in an amount equal to the fair market value of any shares delivered and any cash paid by the Corporation. Upon disposition of such shares, any appreciation (or depreciation) in the value of the shares after the date of the settlement of the performance shares will be taxed as either short-term or long-term capital gain (or loss) depending on the holding period.

- *Bonus Stock*. A participant receiving bonus stock will recognize taxable income at the time the bonus stock is awarded in an amount equal to the then fair market value of such stock less the amount, if any, paid for such shares. Upon disposition of such stock, any appreciation (or depreciation) in the value of the stock after the date the participant received the bonus stock will be taxed as either short-term or long-term capital gain (or loss) depending on the holding period.

- *Dividend Equivalents*. If an award also includes an award of dividend equivalents, a participant will recognize ordinary income when the participant receives payment of the dividend equivalents.

Tax Consequences to the Corporation. To the extent that a participant recognizes ordinary income in the circumstances described above, the Corporation or the subsidiary for which the member performs services will be entitled to a corresponding deduction if, among other things, the income meets the test of reasonableness, is an ordinary and necessary business expense, is not an "excess parachute payment" within the meaning of Section 280G of the Code and is not disallowed by Section 162(m) of the Code ("Section 162(m)").

Recommendation of the Board

---

*THE BOARD RECOMMENDS A VOTE "FOR" THE PROPOSAL TO APPROVE
THE 2007 COMPENSATION PLAN.*

PROPOSAL NO. 4 - **APPROVAL OF THE 2007 EQUITY PLAN FOR NON-EMPLOYEE
DIRECTORS OF HNI CORPORATION**

General

On February 14, 2007, the Board adopted the 2007 Equity Plan. The terms of the 2007 Equity Plan are consistent with the terms of the 1997 Equity Plan, and upon approval, the 2007 Equity Plan will replace the 1997 Equity Plan, which expires on May 13, 2007, and no awards may be granted under the 1997 Equity Plan. The 2007 Equity Plan is designed to promote the long-term financial success of the Corporation and to increase shareholder value by enabling the Corporation to attract and retain outstanding individuals to serve as non-employee Directors and to further align the interests of non-employee Directors with the interests of the Corporation's shareholders. The 2007 Equity Plan is subject to the approval of the Corporation's shareholders, which requires the affirmative vote of a majority of the Outstanding Shares entitled to vote at the Meeting.

The 2007 Equity Plan permits the Corporation to issue to its non-employee Directors stock options, shares of restricted stock of the Corporation and stock grant awards. The 2007 Equity Plan also permits non-employee Directors to elect to receive all or a portion of their annual retainers, meeting fees and other compensation in the form of shares of Common Stock.

Effect on Prior Plans. Upon approval of the 2007 Equity Plan, no awards may be granted under the 1997 Equity Plan. All outstanding awards previously granted under that plan, however, will remain outstanding in accordance with their terms.

Summary of the 2007 Equity Plan

The following is a summary of the 2007 Equity Plan. The summary is qualified in its entirety by reference to the full text of the 2007 Equity Plan, a copy of which is attached as Exhibit C to this Proxy Statement.

Purpose. The 2007 Equity Plan is intended to aid the Corporation in recruiting and retaining non-employee Directors capable of assuring the future success of the Corporation. The Corporation expects that the awards under the 2007 Equity Plan and opportunities for stock ownership in the Corporation will provide incentives to non-employee Directors to exert their best efforts for the success of the Corporation, thereby aligning their interests with those of the Corporation's shareholders.

Administration. The Board administers the 2007 Equity Plan and has the authority to interpret the 2007 Equity Plan and to prescribe, interpret and revoke rules and regulations relating to the 2007 Equity Plan. The Board may delegate its authority to administer the 2007 Equity Plan to any committee or subcommittee of non-employee Directors.

Eligibility. Each Director who is not a current member of the Corporation or any of its subsidiaries is eligible to receive awards under the 2007 Equity Plan.

Shares Authorized. The Board has reserved 300,000 shares of Common Stock for issuance under the 2007 Equity Plan. Shares that are subject to awards that terminate, lapse or are cancelled or forfeited will be available again for grant under the 2007 Equity Plan.

Types of Awards. The 2007 Equity Plan authorizes the following types of awards:

. ***Stock Options***. The 2007 Equity Plan authorizes grants of options to purchase shares of Common Stock. All options granted under the 2007 Equity Plan are "non-statutory stock options," meaning that they are not intended to qualify as "incentive stock options" under the Code. The stock options will provide for the right to purchase shares of Common Stock at a specified price and will become exercisable after the grant date, pursuant to the terms established by the Board. The per share option exercise price may not be less than

100 percent of the fair market value of a share of Common Stock on the grant date.

. *Restricted Stock*. The 2007 Equity Plan authorizes awards of restricted stock, to be subject to any restrictions the Board may impose, such as satisfaction of performance measures or a performance period, or restrictions on the right to vote or receive dividends. The minimum vesting period of such awards is one year from the grant date.

. *Common Stock Grants*. The 2007 Equity Plan also authorizes grants of unrestricted shares of Common Stock. Such awards may be subject to any terms and conditions the Board may determine.

. *Additional Cash Award to Offset Taxes*. In connection with the grant of restricted stock or unrestricted shares of Common Stock, the Board may provide for the payment of a cash award to the non-employee Director in order to offset the amount of taxes incurred in connection with such award.

All awards are subject to the terms of the 2007 Equity Plan and any other terms and conditions as the Board may deem appropriate.

Director Fees Payable in Shares. The 2007 Equity Plan permits non-employee Directors to elect to receive shares of Common Stock in lieu of all or a portion of the cash payments to be made by the Corporation for annual retainers, meeting fees and otherwise for services performed as a Director.

Non-transferability. In general, awards under the 2007 Equity Plan may not be transferred except upon death, by will or the laws of descent and distribution, or pursuant to a transfer to a family member that is expressly permitted by the Board. In addition, the Board may impose transfer restrictions on all or any part of the shares of Common Stock to be issued upon the exercise of options or pursuant to awards of Common Stock grants.

Adjustment for Certain Corporate Changes. In the event of a stock split, stock dividend, recapitalization, reorganization, merger or other similar event, which affects shares such that an adjustment is required to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Board shall, in such manner as it may deem equitable, make appropriate adjustments to the number of shares of Common Stock available for grant, the number of shares of Common Stock covered by outstanding awards, or other terms as the Board deems necessary or appropriate.

Amendment. The Board may amend the 2007 Equity Plan at any time, except that the Board may not amend the 2007 Equity Plan to increase materially the benefits to participants under the 2007 Equity Plan without shareholder approval. In addition, the Board may not make any amendment that would impair an outstanding award under the 2007 Equity Plan.

Term. The term of the 2007 Equity Plan commences on May 8, 2007, and expires on May 7, 2017, unless earlier terminated by the Board.

Effect of Termination of Directorships. The 2007 Equity Plan authorizes the Board to determine all terms relating to the exercise, cancellation, forfeiture or other disposition of any award upon a non-employee Director's termination of service. In the event of a termination of directorship by reason of death, disability, hardship or other special circumstances, the Board may take any action that it deems equitable under the circumstances or in the best interests of the Corporation.

New Plan Benefits. Although the Corporation anticipates that awards will be made to non-employee Directors following the effective date and during the term of the 2007 Equity Plan, no specific determinations have been made regarding the timing, size or terms of individual awards at this time. As noted above, only non-employee Directors will be eligible to receive awards under the 2007 Equity Plan. Therefore, executive officers who are also Directors will not be eligible to receive benefits under the 2007 Equity Plan. The timing, size, terms and recipients of such awards are determined from time to time by the Board in its discretion.

Federal Income Tax Consequences

The following is a brief overview of the U.S. federal income tax consequences generally arising with respect to awards under the 2007 Equity Plan. This summary is not intended to be exhaustive and does not describe state or local tax consequences.

Tax Consequences to Participants. The tax consequences to the participants depend on the type of award granted under the 2007 Equity Plan.

.   ***Stock Options***. In general: (i) no income will be recognized by the participant at the time a stock option is granted; (ii) at the time of exercise of a stock option, ordinary income will be recognized by the participant in an amount equal to the difference between the option price paid for the shares and the fair market value of the shares if they are unrestricted on the date of exercise; and (iii) at the time of sale of shares acquired pursuant to the exercise of a stock option, any appreciation (or depreciation) in the value of the shares after the date of exercise will be treated as either short-term or long-term capital gain (or loss) depending on how long the shares have been held.

.   ***Restricted Stock***. A participant receiving restricted stock will not recognize ordinary income at the time of grant unless the participant makes an election to be taxed at such time. If such election is not made, the participant will recognize ordinary income at the time the restrictions lapse in an amount equal to the excess of the fair market value of the stock at such time over the amount, if any, paid for the stock. In addition, a participant receiving dividends with respect to restricted stock for which the above-described election has not been made and prior to the time the restrictions lapse will recognize ordinary income, rather than dividend income, in an amount equal to the dividends paid. Upon disposition of such stock, any appreciation (or depreciation) in the value of the stock after the date the restrictions lapsed will be taxed as either short-term or long-term capital gain (or loss) depending on the holding period. If a participant properly makes an election to be taxed at the time the restricted stock is granted, the participant will recognize ordinary income on the date of grant equal to the excess of the fair market value of the stock at such time over the amount, if any, paid for such stock. The participant will not recognize any income at the time the restrictions lapse. Upon disposition of such stock, any appreciation (or depreciation) in the value of the stock after the date the restricted stock was granted will be taxed as either short-term or long-term capital gain (or loss) depending on the holding period.

.   ***Common Stock Grants***. A participant receiving a common stock grant will recognize ordinary income upon the grant of such shares in an amount equal to the fair market value of any such shares delivered by the Corporation less the amount, if any, paid for such shares. Upon disposition of such shares, any appreciation (or depreciation) in the value of the shares after the date of grant will be taxed as either short-term or long-term capital gain (or loss) depending on the holding period.

.   ***Director Fees Payable in Shares***. A participant receiving director fees in shares will recognize ordinary income upon the grant of such shares in an amount equal to the fair market value of any such shares delivered by the Corporation. Upon disposition of such shares, any appreciation (or depreciation) in the value of the shares after the date of grant will be taxed as either short-term or long-term capital gain (or loss) depending on the holding period.

Tax Consequences to the Corporation. To the extent that a participant recognizes ordinary income in the circumstances described above, the Corporation will be entitled to a corresponding deduction to the extent that such a deduction is authorized under Section 162 of the Code.

Recommendation of the Board

> ***THE BOARD RECOMMENDS A VOTE "FOR" THE PROPOSAL TO APPROVE THE 2007 EQUITY PLAN.***

PROPOSAL NO. 5 - RATIFICATION OF AUDIT COMMITTEE'S SELECTION OF PRICEWATERHOUSECOOPERS LLP AS THE CORPORATION'S INDEPENDENT REGISTERED PUBLIC ACCOUNTANT FOR FISCAL 2007

The Audit Committee has selected PricewaterhouseCoopers LLP as the Corporation's independent registered public accountant for Fiscal 2007.

The Board proposes that the shareholders ratify the selection by the Audit Committee of PricewaterhouseCoopers LLP to serve as the Corporation's independent registered public accountant for Fiscal 2007. Pursuant to the Sarbanes-Oxley Act of 2002 and regulations promulgated by the SEC thereunder, the Audit Committee is directly responsible for the appointment of the independent registered public accountant. Although shareholder ratification of the Audit Committee's selection of the independent registered public accountant is not required by the By-laws or otherwise, the Corporation is submitting the selection of PricewaterhouseCoopers LLP to its shareholders for ratification to permit shareholders to participate in this important decision. If the shareholders fail to ratify the Audit Committee's selection of PricewaterhouseCoopers LLP as the Corporation's independent registered public accountant for Fiscal 2007 at the Meeting, the Audit Committee will reconsider the selection, although the Audit Committee will not be required to select a different independent registered public accountant. Representatives of PricewaterhouseCoopers LLP are expected to be present at the Meeting, will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Recommendation of the Board

> *THE BOARD RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE AUDIT COMMITTEE'S SELECTION OF PRICEWATERHOUSECOOPERS LLP AS THE CORPORATION'S INDEPENDENT REGISTERED PUBLIC ACCOUNTANT.*

AUDIT COMMITTEE REPORT

The Board has adopted a written charter for the Corporation's Audit Committee. A current copy of the charter is available on the Corporation's website at www.hnicorp.com, under "*Corporate Governance - Committee Charters.*" The primary functions of the Audit Committee are set forth in its charter and on page 8 of this Proxy Statement under "*Board Committees.*"

All members of the Audit Committee are independent as defined in Section 303A.02 of the NYSE Listed Company Manual, Rule 10A-3(b)(1) under the Exchange Act and the Categorical Standards.

Management has represented to the Audit Committee that the Corporation's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and PricewaterhouseCoopers LLP, the Corporation's independent registered public accountant. Management has also represented that it has assessed the effectiveness of the Corporation's internal control over financial reporting as of December 30, 2006, and has determined that, as of that date, the Corporation maintained effective internal control over financial reporting. The Audit Committee has reviewed and discussed with management and the Corporation's independent registered public accountant this assessment of internal control over financial reporting. The Audit Committee has also discussed with the Corporation's independent registered public accountant its evaluation of the accounting principles, practices and judgments applied by management, and the Audit Committee has discussed any items required to be communicated to it by the Corporation's independent registered public accountant in accordance with regulations promulgated by the SEC and the Public Company Accounting Oversight Board and standards established by the American Institute of Certified Public Accountants and the Independence Standards Board, including, but not limited to, the matters required to be discussed by SAS 61, as amended (Codification of Statements on Auditing Standards, AU Section 380).

The Audit Committee received and reviewed the written disclosures and the letter from the Corporation's independent registered public accountant required by Independence Standard No. 1, *Independence Discussions with Audit Committees*, as amended, and discussed with the Corporation's independent registered public accountant its independence.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the financial statements referred to above be included in the Corporation's Annual Report on Form 10-K for the year ended December 30, 2006, for filing with the SEC.

AUDIT COMMITTEE
Ronald V. Waters, III, Chair
Miguel M. Calado
James R. Jenkins
Joseph Scalzo

FEES INCURRED FOR PRICEWATERHOUSECOOPERS LLP

The following table sets forth the aggregate fees billed to the Corporation for the audit and other services provided by PricewaterhouseCoopers LLP for Fiscal 2006 and for the fiscal year ended December 31, 2005 ("Fiscal 2005"):

		Fiscal 2006		Fiscal 2005
Audit Fees (1)	$	1,387,309	$	880,000
Audit-Related Fees (2)	$	26,685	$	-
Tax Fees	$	-	$	-
All Other Fees	$	-	$	-
Total	$	1,413,994	$	880,000

(1) Audit fees represent fees for professional services provided in connection with the audit of the financial statements and review of quarterly financial statements and audit services provided in connection with other statutory or regulatory filings.
(2) Audit-related fees consisted primarily of accounting consultations.

Pre-Approval of Fees

The Audit Committee has delegated to the Chair of the Audit Committee authority to pre-approve audit-related and non-audit services not prohibited by law to be performed by the Corporation's independent registered public accountant and associated fees. The Chair must report any decisions to pre-approve such audit-related or non-audit related services and fees to the Audit Committee at its next regular meeting. The delegated approvals for Fiscal 2006 were within the 5 percent de minimis exception permitted by the Sarbanes-Oxley Act of 2002 and were recognized at the time of engagement as non-audit services.

REVIEW, APPROVAL OR RATIFICATION OF TRANSACTIONS WITH RELATED PERSONS

The Corporation has adopted a policy (the "Policy") for review of transactions between the Corporation (including the Corporation's subsidiaries) and its Directors, executive officers and other related persons. The transactions subject to the Policy include any transaction, arrangement or relationship (including charitable contributions and including any series of similar transaction, arrangements or relationships) with the Corporation in which any Director, executive officer or other related person has a direct or indirect material interest except:

- Transactions available to all members generally;
- Transactions involving less than $100,000 when aggregated with all similar transactions;
- Transaction involving compensation or indemnification of executive officers and Directors duly authorized by the appropriate Board committee;
- Transactions involving reimbursement for routine expenses in accordance with Corporation policy; and
- Purchases of any products on the same terms available to all members generally.

The Corporation's Office of the General Counsel (the "General Counsel") performs the initial review of all transactions subject to the Policy. Factors to be considered by the General Counsel in reviewing the transaction include:

- Whether the transaction is in conformity with the Corporation's Integrity Manual (i.e., Code of Business Conduct and Ethics), the Governance Guidelines, and other related policies, including Outside Business Activities of Officers and Managers, Outside Directorships of Officers and Avoiding Conflicts of Interest, and is in the best interests of the Corporation;
- Whether the transaction would be in the ordinary course of the Corporation's business;
- Whether the transaction is on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party;
- The disclosure standards set forth in Item 404 of Regulation S-K under the Exchange Act or any similar provision; and
- Whether the transaction could call into question the status of any Director or Director nominee as an independent director under the NYSE rules and the Categorical Standards.

After reviewing the terms of the proposed transaction and taking into account the factors set forth above, the General Counsel will either:

- Approve the transaction if it is to be entered into in the ordinary course of the Corporation's business, is for an aggregate amount of $120,000 or less and is on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party;
- Disallow the transaction if it is not in the best interests of the Corporation;
- Recommend that the Audit Committee review the transaction in advance; or
- Allow the transaction, subject to ratification by the Audit Committee, but only if the interests of the Corporation will be best served by allowing the transaction to proceed.

At each regularly scheduled Audit Committee meeting, the General Counsel shall report each known transaction to be entered into by the Corporation and to be considered by the Audit Committee, including the proposed aggregate value of each transaction and any other relevant information. After review, the Audit Committee shall approve, ratify or disallow each such transaction in accordance with the guidelines set forth above.

For purposes of the Policy, an "executive officer" is an executive officer of the Corporation subject to Section 16 of the Exchange Act.

For purposes of the Policy, a "related person" is:

- An executive officer, Director or Director nominee of the Corporation;
- A person who is an immediate family member (including a person's spouse, parents, stepparents, children, stepchildren, siblings, fathers and mothers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than members) who share such person's home) of an executive officer, Director or Director nominee;
- A shareholder owning in excess of 5 percent of the Corporation's voting securities (or its controlled affiliates), or an immediate family member of such 5 percent shareholder; or
- An entity which is owned or controlled by a related person or an entity in which a related person has a substantial ownership interest.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Columbia Wanger Asset Management, L.P. ("Columbia"), which beneficially owns more than 5 percent of Common Stock, is a wholly owned subsidiary of Bank of America, National Association ("BofA"). BofA is a primary lender under the Corporation's credit facility, performs various commercial banking functions for the Corporation and its subsidiaries and provides lines of credit for the Corporation's Asian operations, in each case, for which BofA receives, and will receive, customary fees and expenses. From time to time, Banc of America Securities LLC, an affiliate of both Columbia and BofA, performs various investment banking, underwriting and other financial advisory services for the Corporation, for which it receives customary fees and expenses.

Terrence L. and Loretta B. Mealy (collectively, "Mealy"), which beneficially own more than 5 percent of Common Stock, are 100 percent owners of one property in Muscatine, Iowa, leased to the Corporation and its subsidiaries. The approximate amount paid to Mealy in Fiscal 2006 under the lease for such property was $205,844.

At the time the Corporation entered into the two transactions identified above, the Corporation was unaware of the related parties' interests in the transactions and, therefore, did not review the transactions in accordance with the Policy. The Corporation did not learn that Columbia had become a related party by acquiring beneficial ownership of more than 5 percent of Common Stock until Columbia filed a Schedule 13G disclosing such ownership on February 13, 2006. At that time, the Corporation was already engaged in various on-going transactions with BofA, including the Corporation's credit facility under which BofA is a primary lender. The Corporation leased the Mealy-owned property from an unrelated party under a multi-year lease in 2004. Mealy acquired the property in 2005.

CODE OF BUSINESS CONDUCT AND ETHICS

The Corporation maintains a Code of Business Conduct and Ethics (the "Ethics Code") as part of its corporate compliance program. The Ethics Code applies to all Directors and members, including the Corporation's principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The Ethics Code is available on the Corporation's website at www.hnicorp.com, under "*Corporate Governance—Code of Conduct*." The Corporation intends to disclose certain amendments to the Ethics Code, or waivers of the Ethics Code granted to executive officers and Directors, on the Corporation's website within four business days of such amendment or waiver. Shareholders may request a paper copy of the Ethics Code by writing to the Corporate Secretary at HNI Corporation, 408 East Second Street, Muscatine, Iowa 52761.

CORPORATE GOVERNANCE GUIDELINES

The Corporation's Governance Guidelines are available on the Corporation's website at www.hnicorp.com, under "*Corporate Governance—Governance Guidelines*." Shareholders may request a paper copy of the Governance Guidelines by writing to the Corporate Secretary at HNI Corporation, 408 East Second Street, Muscatine, Iowa 52761.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview of Objectives

The Corporation's executive compensation program has a pay-for-performance philosophy that aligns interests of executives with those of shareholders. The program is designed to support annual and long-term business goals that create aggressive profitable growth and long-term value for shareholders.

The objectives of the Corporation's executive compensation program are to: (1) attract, motivate and retain highly qualified executives; (2) link total compensation to both individual performance and the performance of the business segment the individual executive manages; (3) appropriately balance short-term and long-term performance; and (4) align executive and shareholder interests by including equity as part of total compensation.

Elements of Compensation Program

The Corporation's executive compensation includes three key elements: base salary, annual incentives and long-term incentives.

Base Salary

Base salary is the basic element of the executive compensation program and the foundation for setting incentive compensation target awards. The Corporation determines the base salary range for a particular position by evaluating (1) the duties, complexities and responsibilities of the position, (2) the level of experience required and (3) the compensation for positions having similar scope and accountability within and outside the Corporation.

The Corporation utilizes national survey data from three leading compensation consulting firms to benchmark executive compensation. All three surveys are based on national markets across various industries. The Corporation uses a broad comparison group because the Corporation recruits from a wide variety of businesses and industries and believes the competition for executive talent extends beyond the Corporation's direct competitors and industry. The Corporation utilizes aregression model correlating business revenue and compensation to ensure compensation targets generally reflect market pay for organizations of similar size. The Corporation uses the same survey data to determine the targets for short- and long-term incentive awards.

The Corporation's compensation strategy emphasizes pay for performance by setting base salary targets at 90 percent of the survey data median and allocating a greater portion of executive compensation to performance-based incentive compensation programs.

In most cases, base salary for an executive is set between 80 and 120 percent of this below-market target. Based on individual circumstances, actual base salary may be higher or lower. Factors utilized to set actual base salary include individual performance, length and nature of experience and competency, salary levels of comparable positions both within and outside the Corporation and potential for advancement.

With the other independent Directors, the Compensation Committee evaluates and approves the base salary of the Corporation's Chairman, President and Chief Executive Officer (the "CEO"). The Compensation Committee recommends and the Board approves the base salaries of the Corporation's Chief Financial Officer (the "CFO"), and three other most highly compensated executives. Throughout this CD&A, the CEO, CFO and three other most highly compensated executives are referred to collectively as the "Named Executive Officers."

Annual Incentives

The Named Executive Officers are eligible for annual incentive compensation under the Bonus Plan, which was re-approved by shareholders at the 2005 Annual Meeting of Shareholders. The Corporation uses the Bonus Plan to motivate executives annually to achieve specific financial and individual strategic objectives. Annually, the Compensation Committee recommends and the Board approves the target levels, set as a percent of base salary, for each of the Named Executive Officers. The CEO's annual incentive target is equal to 100 percent of base salary. The other Named Executive Officers have annual incentive targets ranging from 75 to 85 percent of base salary.

The Corporation sets annual incentive targets slightly above the survey data median to offset base salary targets set slightly below the survey data median and to place greater emphasis on pay for performance. The above-market target incentive levels provide an opportunity to earn market-competitive cash compensation (base salary and annual incentives). To achieve a payout at 100 percent of target (as discussed in greater detail below), executives must achieve superior results relative to economic and competitive conditions.

The annual incentives are weighted 60 percent on the Corporation's (or particular operating company of the Corporation) annual financial performance goals and 40 percent on specific individual goals. The Corporation believes this weighting encourages the proper focus by the Named Executive Officers on both annual financial returns and individual contributions to the Corporation's strategic objectives.

Financial Goals. The Corporation believes financial performance goals create a strong and objective link between executive compensation and shareholder value creation. The Corporation uses economic profit as the measurement for financial goal achievement because it promotes the simultaneous optimization of growth, earnings and capital efficiency. The Corporation defines economic profit as after-tax operating profit less a capital charge for invested capital. The Corporation believes economic profit is the best indicator of long-term shareholder value creation and correlates well with long-term stock price appreciation.

Management prepares an annual financial plan that the Board approves. The Compensation Committee utilizes the annual financial plan to establish economic profit goals, which the Board also approves. The economic profit goals are based on current strategic market conditions and business opportunities factored into the annual financial plan. The Compensation Committee ties the economic profit goals to a predetermined bonus payout percentage. Payout achievement percentages range between 0 and 200 percent of target based on economic profit achievement. If a threshold level of economic profit is not achieved, no payout is made with respect to the financial component of the annual incentive. A 50 percent payout level reflects threshold performance required to justify a payout, while a 200 percent payout level represents the maximum incentive for exceptional performance. The Corporation expects (1) payout levels will be between 80 and 120 percent of target in most years and average approximately 100 percent of target over time and (2) failure to achieve a 50 percent payout level or achievement of a 200 percent payout level will occur infrequently.

The Board sets separate economic profit goals for the Corporation and each operating company to align executives' interests with the financial performance of either the Corporation or their individual area of responsibility, which may be one or more individual operating companies. The CEO and the CFO are measured on the overall economic profit of the Corporation. The other Named Executive Officers are measured on the economic profit of their specific areas of responsibilities.

Each year, the Compensation Committee evaluates historical performance, peer performance, external macroeconomic forecasts, market performance expectations for the Corporation and industry peers and other relevant data to determine the reasonableness of all performance goals and maintain a strong alignment of pay and performance.

Strategic Goals. Individual goals are based on broad strategic objectives of the Corporation or a particular operating company and are capable of being defined and measured within the calendar year. Such objectives include, but are not limited to, goals tied to creating aggressive profitable growth, enhancing member/owner culture and building a best cost/lean enterprise. The independent Directors annually review and approve the CEO's strategic objectives. The CEO annually reviews and approves the strategic objectives of each of the other Named Executive Officers.

At year-end, the CEO determines the achievement percentage for each of the other Named Executive Officers' strategic objectives and the independent Directors determine the achievement percentage of the CEO's strategic objectives. Achievement percentages range from 0 to 125 percent. There is no threshold performance level for the strategic goal component of the annual incentive. Historically, most achievement percentages range between 75 and 95 percent; however, historical results may not be predictive of future ranges.

The Compensation Committee recommends and the Board approves the payment of Bonus Plan awards. The awards are paid in February following the fiscal year for which they are earned, subject to a participant's employment with the Corporation on the last day of the fiscal year for which an award is earned. The awards are paid in cash unless the executive elects to take the payment in the form of Common Stock.

Long-Term Incentives

The Corporation designs long-term incentives to focus executives on long-term value creation and to provide balance to the annual incentives. The Corporation provides long-term incentives through (1) annual Performance Plan awards with rolling three-year performance periods and (2) annual stock option grants to select executives. As discussed below, the Corporation believes the two types of long-term incentives provide a balance between emphasizing financial performance (the Performance Plan) and stock price performance (stock options). The targeted long-term incentive opportunity is generally set at market levels.

The CEO's long-term incentive award target is equal to 200 percent of base salary. One-quarter of the CEO's long-term incentive awards, or 50 percent of base salary, is delivered as Performance Plan awards, and three-quarters, or 150 percent of base salary, is delivered as stock options. The other Named Executive Officers' long-term incentive award targets fall between 125 and 150 percent of base salary. One-half, or between 62.5 and 75 percent of base salary, of the other Named Executive Officers' long-term incentive awards is delivered as Performance Plan awards, and the other half is delivered as stock options. The Board annually evaluates the award targets and determines the appropriate balance between Performance Plan awards and stock options for each of the Named Executive Officers.

Performance Plan. The Board approved the Performance Plan in 2000 and amended it in 2004. The shareholders approved the Performance Plan at the 2005 Annual Meeting of Shareholders. The Performance Plan reinforces the Corporation's goal of long-term shareholder value creation. The Corporation grants Performance Plan awards annually. The payout value of each award is determined after a three-year performance period and is based on cumulative economic profit during the three-year period. The Corporation uses economic profit as the performance measure for the Performance Plan for the reasons set forth above in "Annual Incentives - Financial Goals."

Awards under the Performance Plan are based on separate financial goals for the Corporation overall and each of the Corporation's two business segments, the office furniture business segment and the hearth business segment. The Corporation measures (1) the CEO's and CFO's performance against the Corporation as a whole and (2) the performance of the other Named Executive Officers against their respective business segments.

The Compensation Committee recommends and the Board approves cumulative three-year economic profit goals based on current strategic market conditions and business opportunities. Performance Plan awards range from 0 to 200 percent, depending on cumulative economic profit achievement. If a threshold level of cumulative economic profit is not achieved, no payout is made. Fifty percent of target is the minimum award paid if economic profit exceeds a specified threshold. If economic profit does not reach the threshhold level, no award is paid. Two hundred percent is the maximum incentive for exceptional economic profit performance. As part of its compensation philosophy, the Corporation believes that an economic profit achievement representing a 100 percent payout level should be an aggressive goal, but achievable based on economic and competitive conditions at the time goals are established. The Corporation expects payout levels will average approximately 100 percent across multiple performance periods and failure to achieve a 50 percent payout level or achievement of a 200 percent payout level will occur infrequently.

The Compensation Committee recommends and the Board approves the payment of Performance Plan awards. Awards, if earned, are paid in February following the close of the applicable three-year performance period. To encourage Common Stock ownership by executives, the Corporation pays one-half of the awards in cash and one-half of the awards in Common Stock. The Corporation uses the average of the high and low transaction prices of a share of Common Stock on the date the award is paid to determine the number of shares to issue. The payment of a Performance Plan award is conditioned upon continued employment through the end of the three-year performance period. Any early termination of employment other than due to retirement, death or disability prior to the end of the three-year period results in forfeiture of any outstanding awards. The Corporation believes this policy motivates executives to focus on long-term value creation and supports retention.

Stock Option Awards. The Board grants stock options pursuant to the 1995 Compensation Plan, which shareholders last approved at the 1997 annual meeting of shareholders. Stock options align the interests of the Named Executive Officers with the interests of shareholders by tying a portion of executive compensation to long-term stock price appreciation. The Board limits recipients of stock option grants to a small number of executives (30 in 2006) who have the ability through their leadership and strategic actions to significantly impact the Corporation's long-term performance and, consequently, its stock price.

The Board grants stock options at fair market value, with an exercise price equal to the average of the high and low transaction prices of a share of Common Stock on the date of the grant. Annual grants typically occur at the February Board meeting, during which the options are authorized, priced and issued. The amount of income realized by an executive from an option is equal to the stock appreciation between the grant and the exercise dates, providing direct alignment between shareholder and executive interests over the long-term (i.e., increase in stock price). The exercise price may be paid: (a) in cash; (b) in shares of Common Stock at fair market value on the date of delivery; (c) by authorizing the Corporation to withhold shares of Common Stock, which would otherwise be delivered upon exercise of the option, having a fair market value equal to the exercise price; (d) in cash by a broker-dealer to whom the executive has submitted an irrevocable notice of exercise; or (e) by any combination of the above.

The targeted dollar value of stock option awards ranges between 25 and 150 percent of an executive's base salary. Executives with the ability to significantly impact long-term strategic objectives receive a higher percentage of long-term incentives in the form of stock options. The Corporation uses the Black-Scholes valuation method to calculate the number of options granted, which is based on the targeted dollar value of the award. All stock options vest four years after the grant date and expire ten years after the grant date, providing a longer-term time horizon than the three-year Performance Plan award. This provides a balance between shorter three-year period awards and the longer-term options. Early termination of employment other than due to retirement, death or disability results in forfeiture of unvested option awards and a reduction in the exercise period of vested option awards. The Corporation believes this policy motivates executives to focus on long-term value creation and supports retention.

The CEO received an option grant equal to 150 percent of his base salary, or 40,712 options, in Fiscal 2006. The other Named Executive Officers received option grants equal to between 62.5 and 75 percent of their base salary or between 7,125 and 10,615 options. All options were granted on February 15, 2006 with an exercise price equal to $58.06.

Prior to November 2006, the CEO could authorize and issue option grants of fewer than 8,000 shares to certain executives. The CEO utilized this Board delegated authority only in rare circumstances and reported all such grants to the Board after the grants were authorized, priced and issued. Beginning in November 2006, the Board must approve all option grants.

The Board authorized, priced and issued all stock option grants to the Named Executive Officers in Fiscal 2006 at the regularly scheduled Board meeting on February 15, 2006. The Corporation makes no attempt to influence executive compensation by timing the stock option grants in coordination with disclosure of material information to the public which may result in an increase or decrease of the stock price.

Table of Contents

Other Compensation Elements

Supplemental Retirement Plan. The ESRP is available to select key executives who consistently earn income above compensation caps on the Corporation's qualified plan and cash profit sharing benefits. The 2006 statutory compensation limit for qualified plan and cash profit sharing benefits was $220,000. Any compensation in excess of that amount is excluded from the eligible earnings used to calculate such benefits.

Each year, the Compensation Committee approves and the Board ratifies participation in the ESRP. The ESRP provides a benefit to the plan's participants, including the Named Executive Officers, equal to the additional amounts that the participants would have earned had the qualified plan and cash profit sharing benefits not been subject to compensation caps. The benefit is paid on an after-tax basis in the form of fully vested shares of Common Stock, which are issued under the 1995 Compensation Plan and bear a restrictive legend prohibiting the transfer by sale, pledge, gift or otherwise while the participant is employed by the Corporation. The Corporation calculates the number of shares of Common Stock by dividing the amount of the benefit by the average of the high and low transaction prices of a share of Common Stock on the date the award is paid, with cash payable in lieu of any fractional share. Participation in the ESRP is provided to assure the overall competitiveness of the Corporation's executive compensation program. The restrictive endorsement is intended to facilitate long-term stock ownership by executives, thereby further aligning the interests of executives with the interests of shareholders.

Deferred Compensation Plan. Executives in the Bonus Plan, which include all of the Named Executive Officers, are eligible to participate in the HNI Corporation Executive Deferred Compensation Plan (the "Deferred Plan"). The Deferred Plan allows executives to voluntarily defer base salary, annual bonuses, profit sharing, Performance Plan awards and other amounts. The purpose of the Deferred Plan is to provide eligible executives the opportunity to voluntarily defer the receipt of compensation to supplement retirement and achieve personal financial planning goals. Amounts can be deferred to a cash account that earns interest at a rate set each year at one percent above the prime interest rate or to the Corporation's notional stock account that fluctuates in value based on the price increase or decrease of Common Stock and earns dividends distributed to all shareholders. The only Named Executive Officer currently participating in the Deferred Plan is the CEO.

Perquisites. The Corporation does not provide executives with any special perquisites, such as reserved parking spaces, company cars, country club memberships or personal use of the Corporation's aircraft. Corporation provided air and other travel for executives is for business purposes only. Executives participate in the same health, retirement, profit sharing, disability and life insurance programs and member stock purchase plan as other members.

Post-Employment and Other Events

Retirement, death, disability and change-in-control events trigger the payment of certain compensation to the Named Executive Officers that is not available to all salaried members. Such compensation is discussed below and quantified under the heading "*Potential Payments Upon Termination or Change in Control*" on page 39 of this Proxy Statement.

Change-in-Control Employment Agreements. The Corporation has entered into change-in-control employment agreements with certain corporate officers and other key managers, including each of the Named Executive Officers. In 2006, the Board amended the form of change-in-control agreement. The Compensation Committee retained Mercer Human Resource Consulting ("Mercer"), a national compensation consulting firm, to advise the Compensation Committee on the competitiveness and appropriateness of the prior form of agreement and to recommend changes. After thorough analysis, the Board adopted an amended and restated agreement, determining it was in the best interest of shareholders. The description of the amended form of agreement set forth below is qualified in its entirety by the actual form of change-in-control agreement, attached as Exhibit 10.1 to the Corporation's Current Report on Form 8-K filed November 16, 2006.

The change-in-control agreement is designed to (1) assure the continuity of executive management during a threatened takeover and (2) ensure executive management is able to objectively evaluate any change-in-control proposal and act in the best interests of shareholders during a possible acquisition, merger or combination. The Corporation designed the agreement to be part of a competitive compensation package, thereby aiding in attracting and retaining top quality executives.

The agreement defines a change in control as having occurred (1) when a third person or entity becomes the beneficial owner of 20 percent or more Common Stock, subject to certain exceptions, (2) when more than one-third of the Board is composed of persons not recommended by at least three-fourths of the incumbent Board, (3) upon the occurrence of certain business combinations involving the Corporation and (4) upon approval by the shareholders of the Corporation of a complete liquidation or dissolution. Upon a change in control, a two-year employment contract between the Corporation and the executive becomes effective. The executive is entitled to certain benefits if, at any time within two years of the change

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in control, any of the following triggering events occurs: (1) employment is terminated by the Corporation for any reason other than cause or disability of the executive; or (2) employment is terminated by the executive for good reason.

Cause is defined as: (1) an act or acts of dishonesty on the executive's part which are intended to result in his or her substantial personal enrichment at the expense of the Corporation; or (2) repeated violations by the executive of his or her obligations under the agreement which are demonstrably willful and deliberate on the executive's part and resulted in material injury to the Corporation. Good reason is defined as: (1) assignment to the executive of any duties substantially inconsistent with the executive's position, authority or responsibilities, or any other substantial adverse changes in the executive's position (including title), authority or responsibilities; (2) the Corporation's failure to comply with any of the provisions of the agreement; (3) a required change of more than 50 miles in the executive's principal place of work, except for travel reasonably required in performing the executive's responsibilities; (4) a purported termination of the executive's employment by the Corporation which is not permitted by the agreement; (5) the Corporation's failure to require a successor company to assume the agreement; or (6) the executive's good faith determination that the change in control resulted in the executive being substantially unable to carry out authorities or responsibilities attached to his or her position held prior to the change in control.

When a triggering event occurs following a change in control, the executive is entitled to a severance payment equal to two times (three times for the CEO) the sum of (1) the executive's annual base salary and (2) the average of the executive's annual bonuses for the prior two years. The executive is also entitled to receive his or her annual salary through the date of termination and a bonus equal to the average of the executive's annual incentives for the prior two years prorated based on the length of employment during the year in which termination occurs.

If a triggering event occurs, the executive is also entitled to a continuation of certain employee benefits for up to eighteen months and group life insurance benefits for up to two years if comparable benefits are not otherwise available to the executive. In addition, the executive is entitled to receive a lump-sum payment in an amount equal to the present value of the cost of health and dental coverage for an additional six months and an additional lump-sum payment equal to the Corporation's reasonable determination of the value of two years of continued participation in the Corporation's disability plans.

The Corporation must fulfill certain obligations to the executive, or pay certain amounts to the executive, through the date of the executive's termination if, at any time within two years of the change in control, the executive is terminated by reason of death, disability or cause, or if the executive terminates employment other than for good reason. The Corporation must provide disability and certain other benefits after the date of termination if the executive is terminated by reason of disability.

The Corporation must pay the full amount due under the agreement and "gross-up" the executive's compensation for any excise tax, for any federal, state and local income taxes applicable to the excise tax "gross-up" and for tax penalties and interest imposed on "excess parachute payments," as defined in Section 280G of the Code (i.e., excess severance or change-in-control payments). A gross-up payment is payable only to the extent the aggregate present value of the severance or change-in-control payments payable to the executive exceeds 110 percent of three times the executive's annualized includible compensation for the most recent five taxable years ending before the date on which the change in control occurred. If the 110 percent hurdle is not exceeded, the severance or change-in-control payments to the executive are reduced (or repaid to the Corporation) to the minimum extent necessary such that no portion of the executive's benefit constitutes an excess parachute payment.

In exchange for receipt of the severance payment, salary, bonus and benefits pursuant to the agreement as described above, the executive is prohibited, for a period of one (1) year from the date of termination, from entering into any relationship with any enterprise, business or division thereof (other than the Corporation), which is engaged in the same business in those states within the United States in which the Corporation is at the time of such termination of employment conducting its business and which has annual sales of at least $10,000,000. In addition, the executive shall not, without the prior written consent of the Corporation, communicate or divulge any confidential information, knowledge or data relating to the Corporation or any of its affiliated companies to anyone other than the Corporation and those designated by it.

The executive is entitled to receive reimbursement for any legal fees and expenses, plus interest thereon, that may be incurred in enforcing or defending his or her agreement. The agreement is automatically renewed, on an annual basis, for a period of two years. The Board may terminate the agreement if it determines that the executive is no longer a key executive; provided, however, that such a determination shall not be made, and if made shall have no effect, within two years after the occurrence of a change in control.

Other Compensation Triggered by Change-in-Control Event. Pursuant to the 1995 Compensation Plan, upon a change in control, each outstanding option is immediately exercisable in full and remains exercisable for the remaining term of the option. Pursuant to the Performance Plan, the Board values each outstanding Performance Plan award prior to the effective date of a change in control and such values are payable without proration within 30 days of the date of a change in control. In addition, pursuant to the Bonus Plan, the maximum bonus award for the current fiscal year is immediately payable in cash on a prorated basis, offset by the bonus actually paid. The foregoing payments occurring on or after a change in control are not conditioned on termination of employment.

Compensation Triggered By Retirement, Death or Disability. Upon retirement at age 65, or after age 55 with ten years of service, or upon disability or death, all outstanding Bonus Plan awards, Performance Plan awards and stock option awards immediately vest. Option holders who terminate employment due to disability may exercise stock options, which fully vest as of the date of disability, until the earlier of the expiration date of the stock option or the second anniversary of the date of disability. The representative of option holders whose employment is terminated due to death may exercise stock options, which shall fully vest as of the date of death, until the earlier of the expiration date of the stock option or the second anniversary of the date of death. Option holders who terminate employment due to retirement may exercise stock options, which shall fully vest as of the date of retirement, until the earlier of the expiration of the stock option, or the third anniversary of the date of retirement.

In the event of a termination of employment not due to a change-in-control event, retirement, death or disability, the Named Executive Officers receive only those benefits available to all members. However, in such event, the Named Executive Officers may exercise stock options which are vested as of the date of termination until the earlier of the expiration of the stock option or the end of the 30th day following the date of termination.

Tax Deductibility of Executive Compensation

The Corporation seeks to maximize the tax deductibility of all components of executive compensation. Section 162(m) limits the ability of public companies to deduct compensation in excess of $1 million paid annually to the chief executive officer and the four other most highly compensated executive officers. There are exceptions to this limit, including compensation that qualifies as "performance-based." The portion of the Bonus Plan award linked to financial performance, the Performance Plan award and stock option awards comply with the exception to Section 162(m) and are not considered in determining the $1 million limit. In Fiscal 2006, all compensation paid to executives was fully deductible; no executive officer exceeded the $1 million limit with regard to non-performance-based compensation.

Impact of Prior Compensation in Setting Elements of Compensation

Prior compensation of the Named Executive Officers does not impact how the Corporation sets elements of current compensation. The Compensation Committee believes the competitive environment mandates that current total compensation be sufficient to attract, motivate and retain top management. The Compensation Committee analyzes outstanding option gains, outstanding plan awards and overall Corporation stock ownership for each of the Named Executive Officers to ensure that future stock option grants, change-in-control agreements and other benefits provide appropriate and relevant incentives to the executives. Based on the current analysis, the Compensation Committee believes that prior compensation will not impact the ongoing effectiveness of the Corporation's compensation objectives.

Executive Stock Ownership Guideline

The Corporation has adopted an Executive Stock Ownership Guideline based on the belief that key executives who can impact shareholder value through their achievements should own significant amounts of Common Stock. Under the guideline, ownership levels are provided for executives to acquire and hold a recommended amount of Common Stock based on their position and compensation level. The guideline is intended to align the interests of key executives with shareholder interests. The guideline ownership levels, as a multiple of base salary, range from four times for the CEO to two times for other Named Executive Officers, as shown below:

Position	$ Value of Shares
Chairman of the Board, President and CEO	4.0 x Base Salary
Operating Company Presidents, Chief Financial Officer, and Executive Vice Presidents	2.0 x Base Salary
Other Officers	1.5 x Base Salary

Executives to whom the guideline applies are encouraged to reach their respective stock ownership level within five years of the date the individual assumes an executive position covered by the guideline. At the February Board meeting each year, the Compensation Committee reviews each executive's progress toward his or her goal. If the Compensation Committee determines that an executive is not achieving appropriate progress toward the ownership goal, it can specify that a percentage of such executive's annual incentives be paid in the form of Common Stock.

In addition to shares directly owned by the executive, the guideline credits the executive with vested shares allocated to the executive under the Corporation's qualified and non-qualified retirement plans and with the number of shares (net of the exercise price) that would be issued to the executive if the executive exercised vested stock options. As of December 31, 2006, Common Stock ownership for all Named Executive Officers with five or more years of service in their position exceeds the guideline levels.

Impact of Restatements that Retroactively Impact Financial Goals

The Corporation has not restated or retroactively adjusted financial information that has materially impacted the financial goals related to previous bonus or long-term award payouts. If financial results are significantly restated due to fraud or intentional misconduct, the Board will review any performance-based compensation paid to executive officers who are found to be personally responsible for the fraud or intentional misconduct that led to the restatement and may, to the extent permitted by applicable law, seek recoupment of amounts paid in excess of the amounts that would have been paid based on the restated financial results.

The Role of the Compensation Committee and Independent Consultant

The Compensation Committee evaluates management's executive compensation recommendations and provides independent review of the Corporation's executive compensation program. The Compensation Committee is comprised solely of Directors who are not current or former employees of the Corporation and each is independent as defined by the NYSE director independence standards and the Categorical Standards. The Compensation Committee is responsible for recommending compensation policies to the Board for approval, as well as developing and implementing the compensation programs for the Named Executive Officers and other key members. Key items pertaining to executive compensation such as base salary increases, Bonus Plan awards, Performance Plan awards and stock option grants are submitted to the Board for approval following the review and recommendation of the Compensation Committee. In the case of the CEO, only the independent Directors of the Board approve the Compensation Committee's recommendation.

Operating within the framework of duties and responsibilities established by the Board, the Compensation Committee's role is to assure the Corporation's: (1) compensation strategy is aligned with the long-term interests of the shareholders and members; (2) compensation structure is fair and reasonable; and (3) compensation reflects both corporate and individual performance. In discharging its responsibilities, the Compensation Committee utilizes broad-based, comparative compensation surveys developed by independent professional organizations.

The Compensation Committee's Charter provides that any outside compensation consultants who offer advice on compensation levels and benefits for the CEO or other senior executives, will be retained by the Compensation Committee, report to the Chair of the Compensation Committee and submit fee statements to the Chair of the Compensation Committee for approval. The consultants' findings are reported directly to the Compensation Committee. Any other consulting services by such compensation consultants for the Corporation must be approved in advance by the Compensation Committee Chair.

Approximately every three to five years, the Board, with the assistance of a compensation consultant, conducts an extensive competitive assessment of the Corporation's executive compensation programs. From time to time, the Compensation Committee retains independent compensation consultants to offer professional assistance on other select executive compensation matters. During the fiscal year ended January 1, 2005, the Corporation retained Mercer to conduct an executive compensation review under the oversight of the Compensation Committee. Mercer concluded that: (1) the Corporation's executive compensation programs are fundamentally sound and consistent with its stated pay strategy, culture and business direction; (2) total compensation was structurally at market, with greater emphasis on variable pay; and (3) there is a demonstrated link between executive pay and performance with a balance of strategic and financial measures.

The Corporation's Law, Finance and Member and Community Relations departments support the Compensation Committee in a variety of ways related to executive compensation. This support includes filing necessary documents with regulatory bodies, interpreting laws and regulations, conducting executive compensation benchmark analyses, preparing compensation-related materials and providing recommendations on matters such as base salary increase percentages, target annual incentive levels and long-term incentive award levels.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the CD&A, which begins on page 25 of this Proxy Statement, with management, and based on such review and discussions, the Compensation Committee recommended to the Board that the CD&A be included in this Proxy Statement.

HUMAN RESOURCES AND COMPENSATION COMMITTEE
Abbie J. Smith, Chair
Gary M. Christensen
John A. Halbrook
Larry B. Porcellato

Compensation Committee Interlocks and Insider Participation

During Fiscal 2006, the Compensation Committee was comprised of Ms. Smith and Messrs. Christensen, Halbrook and Porcellato, none of whom is a current or former officer of the Corporation. There are no interlocking board memberships between officers of the Corporation and any member of the Compensation Committee.

Summary Compensation Table for Fiscal 2006

The table below sets forth the compensation awarded to, earned by, or paid to, each of the Named Executive Officers for Fiscal 2006. Other than the change-in-control agreements described above, the Corporation has no employment agreements with any of its executives. While employed, executives are entitled to base salary, participation in the executive compensation programs identified in the tables below and discussed in the CD&A and other benefits common to all members. The performance-based conditions associated with Performance Plan and Bonus Plan awards as well as salary and bonus in proportion to total compensation are discussed in detail throughout the CD&A, which begins on page 25 of this Proxy Statement.

Performance Plan awards are bifurcated between two separate columns in the table below. Performance Plan awards are payable 50 percent in stock and 50 percent in cash. The portion of the Performance Plan awards paid in cash is considered non-equity incentive compensation. This portion of the awards is reported in the final year of the three-year performance period when the awards are fully earned. The portion of the Performance Plan awards payable in Common Stock is considered equity incentive compensation because, although the target is set at a dollar value, the award settles in Common Stock. The stock portion of the Performance Plan awards is reported each year an award is outstanding in an amount equal to the annual expense incurred by the Corporation and such award is calculated in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, or FAS 123R.

Name and Principal Position	Year	Salary ($)	Bonus (1) ($)	Stock Awards (2) ($)	Option Awards (3) ($)	Non-Equity Incentive Plan Compensation (4) ($)	All Other Compensation (5) ($)	Total ($)
Stan A. Askren Chairman, President and Chief Executive Officer, HNI Corporation	2006	704,250	10,538	38,464	746,377	616,032	239,098	2,354,759
Jerald K. Dittmer Vice President and Chief Financial Officer, HNI Corporation	2006	290,370	10,538	25,928	152,272	236,260	75,783	791,151
David C. Burdakin Executive Vice President, HNI Corporation	2006	356,265	10,362	35,394	237,528	281,918	99,313	1,020,780
Eric K. Jungbluth Executive Vice President, HNI Corporation President, The HON Company	2006	289,424	7,425	35,947	140,841	283,654	58,962	816,253
Marco V. Molinari Executive Vice President, HNI Corporation President, HNI International Inc.	2006	304,197	10,835	42,383	221,634	369,633	75,705	1,024,387

(1)   The amounts in this column reflect the payments of cash profit-sharing during calendar year 2006 under the HNI Corporation Cash Profit-Sharing Plan. Members are generally able to participate in the HNI Corporation Cash Profit-Sharing Plan after completing one year of service. Cash profit-sharing is earned on a non-fiscal year cycle.

(2)   The amounts in this column reflect the dollar amounts recognized for Fiscal 2006 financial statement reporting purposes, in accordance with FAS 123(R), for stock awards under the Performance Plan for the performance periods noted below:

2004-2006: Mr. Askren - $21,420; Mr. Dittmer - $17,404; Mr. Burdakin - $11,768; Mr. Jungbluth - $9,263; and Mr. Molinari - $8,773.
2005-2007: Mr. Askren - $17,044; Mr. Dittmer - $8,524; Mr. Burdakin - $16,278; Mr. Jungbluth - $9,341; and Mr. Molinari - $15,073.
2006-2008: Mr. Askren - $-0-; Mr. Dittmer - $-0-; Mr. Burdakin - $7,348; Mr. Jungbluth - $17,343; and Mr. Molinari - $18,537.

(3)   The amounts in this column reflect the dollar amounts recognized for Fiscal 2006 financial statement reporting purposes for awards of stock options under the 1995 Compensation Plan, in accordance with FAS 123(R). The amounts reflect awards granted in 2003, 2004, 2005 and 2006. Assumptions used in the calculations of these amounts are included in the footnote titled "Stock-Based Compensation" to the Corporation's audited financial statements for (1) Fiscal 2006 included in the Corporation's Annual Report on Form 10-K filed with the SEC on February 26, 2007 and (2) Fiscal 2005 included in the Corporation's Annual Report on Form 10-K filed with the SEC on February 27, 2006.

(4)   The amounts in this column include awards earned in Fiscal 2006 and paid in February 2007 under the Bonus Plan as follows: Mr. Askren - $453,632; Mr. Dittmer - $145,606; Mr. Burdakin - $212,435; Mr. Jungbluth - $256,921; and Mr. Molinari - $287,676. The amounts in this column also include the cash portion (50 percent) of Performance Plan awards earned for the 2004-2006 performance period and paid in February 2007 as follows: Mr. Askren - $162,400; Mr. Dittmer - $90,654; Mr. Burdakin - $69,483; Mr. Jungbluth - $26,733; and Mr. Molinari - $81,957.

(5)   The amounts in this column include the Corporation's contributions to the HNI Corporation Profit-Sharing Retirement Plan (the "Retirement Plan"), the dollar value of Corporation-paid life insurance premiums under the HNI Corporation Group Term Life Insurance Plan (the "Life Insurance Plan"), both of which are generally applicable to all members, the dollar value of Common Stock paid under the ESRP and earnings on deferred compensation, in each case for Fiscal 2006. Contributions under the Retirement Plan

for Fiscal 2006 were as follows: Mr. Askren - $20,675; Mr. Dittmer - $20,675; Mr. Burdakin - $19,432; Mr. Jungbluth - $15,454; and Mr. Molinari - $19,432. The dollar values of Corporation-paid life insurance premiums under the Life Insurance Plan in Fiscal 2006 were as follows: Mr. Askren - $180; Mr. Dittmer - $180; Mr. Burdakin - $334; Mr. Jungbluth - $-0-; and Mr. Molinari - $-0-. The dollar values of Common Stock paid under the ESRP for Fiscal 2006 were as follows: Mr. Askren - $214,512; Mr. Dittmer - $54,928; Mr. Burdakin - $79,547; Mr. Jungbluth - $43,508; and Mr. Molinari - $56,273. The ESRP Common Stock was issued February 15, 2007. Earnings on deferred compensation for Fiscal 2006 were as follows: Mr. Askren - $3,731.

Grants of Plan-Based Awards for Fiscal 2006

The table below sets forth the grants of plan-based awards to the Named Executive Officers during Fiscal 2006, including stock options granted under the 1995 Compensation Plan, Performance Plan awards for the 2006-2008 performance period and Bonus Plan awards. The aggregate grant date fair value of stock option awards and the stock portion of the Performance Plan awards are disclosed on a grant-by-grant basis in the table below. For additional information on the Bonus Plan, the Performance Plan and the 1995 Compensation Plan, see "*Elements of Compensation Program*" on page 25.

The 2006-2008 Performance Plan awards reported in the table below were granted in Fiscal 2006, vest at the end of the Corporation's fiscal year ended January 3, 2009, and are payable in 2009. The portion of the 2006-2008 Performance Plan awards payable in cash is reported in the Estimated Future Payouts Under Non-Equity Incentive Plan Awards column. The portion of the awards payable in Common Stock is reported in the Estimated Future Payouts Under Equity Incentive Plan Awards column. The target values of the stock portion of the 2006-2008 Performance Plan awards are reported in the Grant Date Fair Value of Stock and Option Awards column.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards (3) ($/Sh)	Closing Price of Common Stock on the Date of Option Grant ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshhold ($)	Target ($)	Maximum ($)	Threshhold ($)	Target ($)	Maximum ($)				
Stan A. Askren											
Stock Options	2/15/2006							40,712	58.06	58.20	873,680
2006-2008 Performance Plan	2/15/2006	84,375	168,750	337,500	84,375	168,750	337,500				168,750
2006 Bonus Plan	2/15/2006	0	708,800	1,204,960							
Jerald K. Dittmer											
Stock Options	2/15/2006							7,125	58.06	58.20	152,903
2006-2008 Performance Plan	2/15/2006	44,300	88,600	177,200	44,300	88,600	177,200				88,600
2006 Bonus Plan	2/15/2006	0	227,509	368,765							
David C. Burdakin											
Stock Options	2/15/2006							10,615	58.06	58.20	227,798
2006-2008 Performance Plan	2/15/2006	66,000	132,000	264,000	66,000	132,000	264,000				132,000
2006 Bonus Plan	2/15/2006	0	309,672	526,442							

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards (3) ($/Sh)	Closing Price of Common Stock on the Date of Option Grant ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshhold ($)	Target ($)	Maximum ($)	Threshhold ($)	Target ($)	Maximum ($)				
Eric K. Jungbluth											
Stock Options	2/15/2006							8,351	58.06	58.20	179,212
2006-2008 Performance Plan	2/15/2006	51,295	103,850	207,700	51,925	103,850	207,700				103,850
2006 Bonus Plan	2/15/2006	0	243,758	414,389							
Marco V. Molinari											
Stock Options	2/15/2006							8,926	58.06	58.20	191,552
2006-2008 Performance Plan	2/15/2006	55,500	111,000	222,000	55,500	111,000	222,200				111,000
2006 Bonus Plan	2/15/2006	0	230,880	392,496							

(1)   A 50 percent payout level is the minimum performance threshold required to receive a payout under the Performance Plan and is reflected in the Threshold sub-column for each of the Named Executive Officers. There is no threshold performance level for the strategic goal component of the annual incentive award under the Bonus Plan. However, with respect to the financial component of the annual incentive award under the Bonus Plan, a 50 percent payout level is the minimum performance threshold required to receive a payout. As the strategic goal component and the financial component of the annual incentive award are combined as one payment under the Bonus Plan, there is effectively no threshold performance level for payment of Bonus Plan awards. The threshold amounts for the financial component of the annual incentive award under the Bonus Plan for Fiscal 2006 for each of the Named Executive Officers are as follows: Mr. Askren - $212,640; Mr. Dittmer - $68,253; Mr. Burdakin - $92,902; Mr. Jungbluth - $73,127; and Mr. Molinari - $69,264.

(2)   A 50 percent payout level is the minimum performance threshold required to receive a payout under the Performance Plan and is reflected in the Threshold sub-column for each of the Named Executive Officers. This column includes the portion of the 2006-2008 Performance Plan awards that are payable in Common Stock. All Performance Plan awards are denoted in dollars. The portion of the award payable in Common Stock is converted to shares on the date the award is paid by dividing such portion by the average of the high and the low transaction prices of a share of Common Stock on such date.

(3)   The exercise price is the average of the high and low transaction prices of a share of Common Stock on the date of grant, February 15, 2006, which was $58.06 per share.

Outstanding Equity Awards at Fiscal Year-End 2006

The following table sets forth the Named Executive Officers' outstanding equity awards as of the end of Fiscal 2006. All outstanding stock option awards reported in this table vest in four years and expire ten years from the date of grant.

Name	Option Awards				Stock Awards
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Option Exercise Price (2) ($)	Option Expiration Date	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (3) ($)
Stan A. Askren	7,000		24.50	05/13/07	168,750
	3,000		32.22	02/11/08	168,750
	15,000		23.47	02/10/09	
	25,000		18.31	02/16/10	
	13,000		23.32	02/14/11	
	20,000		25.77	02/13/12	
	43,000		25.82	02/12/13	
		25,000	39.72	02/11/14	
		25,000	37.57	05/04/14	
		55,100	42.66	02/16/15	
		40,712	58.06	02/15/16	
Jerald K. Dittmer	4,250		23.47	02/10/09	84,400
	15,000		18.31	02/16/10	88,600
	6,000		23.32	02/14/11	
	12,000		25.77	02/13/12	
	15,000		25.82	02/12/13	
		9,000	39.72	02/11/14	
		9,200	42.66	02/16/15	
		7,125	58.06	02/15/16	
David C. Burdakin	13,000		23.47	02/10/09	127,500
	5,000		18.31	02/16/10	132,000
	13,000		23.32	02/14/11	
	20,000		25.77	02/13/12	
	25,000		25.82	02/12/13	
		14,000	39.72	02/11/14	
		13,900	42.66	02/16/15	
		10,615	58.06	02/15/16	
Eric K. Jungbluth	10,000		25.50	01/27/13	66,250
	6,000		25.82	02/12/13	103,850
		7,000	39.72	02/11/14	
		7,200	42.66	02/16/15	
		8,351	58.06	02/15/16	
Marco V. Molinari		15,000	42.98	11/07/13	106,900
		13,000	39.72	02/11/14	111,000
		11,600	42.66	02/16/15	
		8,926	58.06	02/15/16	

(1)   All stock options vest four years from the grant date. Vesting dates for each unexercisable option award, in descending order, for each of the Named Executive Officers are as follows: Mr. Askren - February 11, 2008, May 4, 2008, February 16, 2009 and February 15, 2010; Mr. Dittmer - February 11, 2008, February 16, 2009 and February 15, 2010; Mr. Burdakin - February 11, 2008, February 16, 2009 and February 15, 2010; Mr. Jungbluth - February 11, 2008, February 16, 2009 and February 15, 2010; and Mr. Molinari - November 7, 2007, February 11, 2008, February 16, 2009 and February 15, 2010.

(2)   The exercise price is the average of the high and low transaction prices of a share of Common Stock on the date of grant.

(3)   This column reflects the 100% target value of unvested outstanding Performance Plan awards (stock portion) for the 2005-2007 and 2006-2008 performance periods, respectively, listed in descending order for each Names Executive Officer. Such awards vest on the last day of the applicable performance period - December 29, 2007 and January 3, 2009, respectively.

Option Exercises and Stock Vested for Fiscal 2006

The following table sets forth information concerning the Named Executive Officers' exercise of stock options and vesting of Performance Plan awards during Fiscal 2006.

| | Option Awards | | Stock Awards (2) | |
| | Number of Shares Acquired on Exercise (#) | Value Realized On Exercise (1) ($) | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($) |
Name				
Stan A. Askren	0	0	3,310	162,400
Jerald K. Dittmer	0	0	1,848	90,654
David C. Burdakin	20,000	592,653	1,416	69,483
Eric K. Jungbluth	0	0	544	26,733
Marco V. Molinari	0	0	1,671	81,956

(1)   The Value Realized on Exercise is calculated by multiplying the number of shares acquired by the difference between the sale price on the date of exercise and the exercise price of the stock options.

(2)   The Performance Plan awards for the 2004-2006 performance period vested on the last day of Fiscal 2006, and the stock portion of the awards reflected in the table were paid in the form of Common Stock based on a share price of $49.055, the average of the high and low transaction prices of a share of Common Stock on February 15, 2007, the date of distribution. Fractional shares are paid in cash.

Nonqualified Deferred Compensation for Fiscal 2006

As discussed in the CD&A, the Deferred Plan allows executives to defer certain compensation to a cash account that earns interest at a rate set annually at one percent above the prime interest rate or to the Corporation's notional stock account that earns dividends distributed to shareholders. The only Named Executive Officer currently participating in the Deferred Plan is Mr. Askren. In 2006, Mr. Askren deferred into the Corporation's notional stock account the value of his ESRP award, which totaled $181,976 and is reflected in the table below. His current balance in the Deferred Plan is 5,650 shares of notional stock. This balance will not be distributed until the earlier of January 31, 2016 or the date Mr. Askren is no longer employed by the Corporation. For additional information on the Deferred Plan, see "*Other Compensation Elements - Deferred Compensation Plan*" on page 29.

Name	Executive Contributions in Last FY ($)	Aggregate Earnings in Last FY ($) (1)	Aggregate Balance at Last FYE ($) (2)
Stan A. Askren	181,976	3,731	253,254
Jerald K. Dittmer	0	0	0
David C. Burdakin	0	0	0
Eric K. Jungbluth	0	0	0
Marco V. Molinari	0	0	0

(1)   The reported dollar value is calculated by multiplying the numbers of shares earned from dividends by $44.82, the average of the high and low transaction prices of a share of Common Stock on December 29, 2006, the last trading day of Fiscal 2006. This amount is also disclosed in the All Other Compensation column of the Summary Compensation Table for Fiscal 2006 set forth on page 34 of this Proxy Statement.

(2)   The reported dollar value is calculated by multiplying the numbers of shares in Mr. Askren's account at the end of Fiscal 2006 by $44.82, the average of the high and low transaction prices of a share of Common Stock on December 29, 2006, the last trading day of Fiscal 2006. Amounts deferred after Fiscal 2006 are not included in this column.

Potential Payments Upon Termination or Change in Control

The following tables quantify compensation that would be payable to the Named Executive Officers upon a change in control or the retirement, death or disability of the executive. The tables include only compensation items not available to all salaried members and assume that the event occurred on the last business day of Fiscal 2006. For a qualitative discussion of the Corporation's obligations to the Named Executive Officers in the event of a change-in-control or the retirement, death or disability of such Named Executive Officers, see "*Post-Employment and Other Events*" on page 29.

Value in Event of Involuntary Termination or Voluntary Termination for Stated Good Reason Following a Change in Control

Name	Cash Severance (1)	2006 Incremental Bonus (2)	Total Value Benefit (3)	Performance Plan Acceleration (4)	Options Acceleration (5)	Excise Tax Gross Up (6)	Total
Stan A. Askren	$ 4,445,840	$ 751,328	$ 18,182	$ 239,625	$ 1,210,473	$ 3,370,402	$10,035,850
Jerald K. Dittmer (7)	$ 969,222	$ 241,159	$ 18,182	$ 119,848	$ 208,180	N/A	$ 1,556,591
David C. Burdakin	$ 1,324,891	$ 314,007	$ 18,182	$ 211,450	$ 315,770	$ 883,831	$ 3,068,131
Eric K. Jungbluth	$ 1,200,439	$ 157,468	$ 18,182	$ 187,325	$ 191,845	$ 757,607	$ 2,512,866
Marco V. Molinari	$ 1,116,992	$ 104,820	$ 18,182	$ 245,694	$ 309,364	$ 827,254	$ 2,622,306

(1)   Represents two times (three times for Mr. Askren) the sum of (1) the executive's annual base salary plus (2) the average of the executive's annual bonuses for the prior two years pursuant to the change-in-control agreement for each of the Named Executive Officers.

(2)   Represents the maximum bonus payable in Fiscal 2006 minus the actual bonus paid in Fiscal 2006 in accordance with the Bonus Plan.

(3)   Represents the value of benefits provided following termination of employment pursuant to the change-in-control agreement for each of the Named Executive Officers.

(4)   Assumes the Compensation Committee authorizes payment of the outstanding Performance Plan awards for the 2005-2007 and 2006-2008 performance periods based on performance to date without proration. Such awards are normally forfeited upon termination by reason other than death, disability or retirement.

(5)   Represents the value of accelerating the vesting of options not otherwise vested in accordance with the 1995 Compensation Plan.

(6)   Represents the payment to "gross up" the executive's compensation for any excise tax and for any federal, state and local taxes applicable to the excise tax "gross up."

(7)   The aggregate present value of Mr. Dittmer's payments do not exceed 110 percent of three times his annualized includible compensation for the most recent five taxable years ending before the date on which the change in control occurred. As such, Mr. Dittmer's cash severance payment is reduced such that no portion of his payments is subject to any excise tax.

Value in Event of Change in Control with No Employment Termination

Name	Cash Severance	2006 Incremental Bonus (1)	Total Value Benefits	Performance Plan Acceleration (2)	Options Acceleration (3)	Excise Tax Gross Up	Total
Stan A. Askren	$ 0	$ 751,328	$ 0	$ 239,625	$ 1,210,473	$ 0	$ 2,201,426
Jerald K. Dittmer	$ 0	$ 241,159	$ 0	$ 119,848	$ 208,180	$ 0	$ 569,187
David C. Burdakin	$ 0	$ 314,007	$ 0	$ 211,450	$ 315,770	$ 0	$ 841,227
Eric K. Jungbluth	$ 0	$ 157,468	$ 0	$ 187,325	$ 191,845	$ 0	$ 536,638
Marco V. Molinari	$ 0	$ 104,820	$ 0	$ 245,694	$ 309,364	$ 0	$ 659,878

(1) Represents the maximum bonus payable in Fiscal 2006 minus the actual bonus paid in Fiscal 2006 in accordance with the Bonus Plan.

(2) Assumes the Compensation Committee authorizes payment of the outstanding Performance Plan awards for the 2005-2007 and 2006-2008 performance periods based on performance to date without proration. Such awards are normally forfeited upon termination by reason other than death, disability or retirement.

(3) Represents the value of accelerating the vesting of options not otherwise vested in accordance with the 1995 Compensation Plan.

Value in Event of Retirement

Name	Options Acceleration (1)	Performance Plan Acceleration (2)	Total
Stan A. Askren	$ 580,016	$ 159,750	$ 739,766
Jerald K. Dittmer	$ 99,447	$ 79,899	$ 179,346
David C. Burdakin	$ 151,582	$ 126,300	$ 277,882
Eric K. Jungbluth	$ 86,739	$ 90,267	$ 177,006
Marco V. Molinari	$ 152,238	$ 126,796	$ 279,034

(1) Represents the value of accelerating the vesting of options not otherwise vested in accordance with the 1995 Compensation Plan. Such options will remain exercisable until three years from the date of retirement.

(2) Assumes the Compensation Committee authorizes payment of the outstanding Performance Plan awards for the 2005-2007 and 2006-2008 performance periods based on performance to date, prorated according to the time elapsed through the performance period.

Value in Event of Death or Disability

Name	Options Acceleration (1)		Performance Plan Acceleration (2)		Total	
Stan A. Askren	$	442,881	$	159,750	$	602,631
Jerald K. Dittmer	$	75,779	$	79,899	$	155,678
David C. Burdakin	$	115,787	$	126,300	$	242,087
Eric K. Jungbluth	$	65,211	$	90,267	$	155,478
Marco V. Molinari	$	114,085	$	126,796	$	240,881

(1)   Represents the value of accelerating the vesting of options not otherwise vested in accordance with the 1995 Compensation Plan. Such options will remain exercisable until two years from the date of death or disability.

(2)   Assumes the Compensation Committee authorizes payment of the outstanding Performance Plan awards for the 2005-2007 and 2006-2008 performance periods based on performance to date, prorated according to the time elapsed through the performance period.

DIRECTOR COMPENSATION

The Corporation's independent Directors generally receive an annual retainer of $45,000. Each independent Director who serves as the Chair of a Board committee also receives an additional annual retainer for his or her services. The Audit Committee Chair and the Lead Director each receive an additional $7,500, and the Chairs of the Compensation Committee and the Governance Committee each receive an additional $4,000. Each Audit Committee member also receives an additional annual retainer of $4,000. Independent Directors receive an additional $1,000 for each meeting attended if they are required to travel six hours or more on a round-trip basis. Directors are also reimbursed for travel and related expenses incurred to attend meetings. For purposes of determining Director compensation, an independent Director is anyone who is not a member of the Corporation. Directors who are members of the Corporation do not receive additional compensation for service on the Board.

The Corporation's policy with regard to Common Stock ownership by Directors is for each Director to own Common Stock with a market value of five times or more the annual retainer. Pursuant to this policy, independent Directors are required to receive one-half of their annual retainer in the form of shares of Common Stock to be issued under the 1997 Equity Plan or, to the extent the Director participates in the HNI Corporation Directors Deferred Compensation Plan (the "Directors Deferred Plan"), in the form of shares to be credited to the Director's share sub-account under the Directors Deferred Plan. This requirement does not, however, apply to any Director owning Common Stock with a market value of five times the annual retainer or more.

In addition to acquiring Common Stock as partial payment of their annual retainer, independent Directors can also acquire Common Stock in several other ways. Under the 1997 Equity Plan, Directors may elect to receive up to 100% of their retainers in the form of shares of Common Stock. Under the Directors Deferred Plan, each Director has the opportunity to defer cash compensation earned as a Director, including retainers. Deferred compensation may be deferred in cash or in the form of shares of Common Stock (determined by dividing the amount of the compensation deferred by the fair market value per share of Common Stock on the date such compensation would have otherwise been paid). In addition, each independent Director is eligible to receive awards of stock options to purchase Common Stock, restricted stock or Common Stock grants, or any combination thereof, in such amounts as the Board may authorize under the 1997 Equity Plan.

In May 2006, each independent Director serving on the Board as of May 1, 2006, except Mr. Stanley, whose service as Director Emeritus expired at the May 2, 2006 Board meeting, was issued 1,000 shares of Common Stock under the 1997 Equity Plan. No awards of stock options to purchase Common Stock or shares of restricted stock were issued to the independent Directors for Fiscal 2006. The Corporation does not have a non-equity incentive plan for independent Directors. All shares of Common Stock issued in lieu of cash retainer amounts have heretofore been issued pursuant to the 1995 Compensation Plan, or the 1997 Equity Plan.

Director Compensation for Fiscal 2006

Name	Fees Earned or Paid in Cash ($) (1)	Stock Awards ($) (2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (3)	All Other Compensation ($) (4)(5)	Total ($)
Mary H. Bell	$ 11,250	$ --	$ --	$ --	$ 11,250
Miguel M. Calado	$ 49,000	$ 52,855	$ --	$ 3,540	$ 105,395
Gary M. Christensen	$ 52,500	$ 52,855	$ --	$ 540	$ 105,895
Cheryl A. Francis	$ 45,000	$ 52,855	$ --	$ 540	$ 98,395
John A. Halbrook	$ 45,000	$ 52,855	$ --	$ 540	$ 98,395
James R. Jenkins	$ 49,000	$ 52,855	$ 156	$ 540	$ 102,551
Dennis J. Martin	$ 45,000	$ 52,855	$ --	$ 540	$ 98,395
Larry B. Porcellato	$ 45,000	$ 52,855	$ 88	$ 540	$ 98,483
Joseph E. Scalzo	$ 49,000	$ 52,855	$ 687	$ 540	$ 103,082
Abbie J. Smith	$ 49,000	$ 52,855	$ --	$ 540	$ 102,395
Brian E. Stern	$ 49,000	$ 52,855	$ --	$ 540	$ 102,395
Ronald V. Waters, III	$ 56,500	$ 52,855	$ 644	$ 540	$ 110,539
Richard H. Stanley (6)	$ 45,000	$ --	$ 891	$ --	$ 45,891

(1) For Fiscal 2006, the independent Directors listed in the table above earned the following fees: Ms. Bell - $11,250 annual retainer; Messrs. Calado, Jenkins, and Scalzo - $45,000 annual retainer plus a $4,000 annual retainer for service on the Audit Committee; Mr. Christensen - $45,000 annual retainer plus $7,500 annual retainer as Lead Director; Ms. Francis and Messrs. Halbrook, Martin and Porcellato - $45,000 annual retainer; Ms. Smith and Mr. Stern - $45,000 annual retainer plus a $4,000 annual retainer as Chairs of the Compensation Committee and Governance Committee, respectively; Mr. Waters - $45,000 annual retainer plus a $4,000 annual retainer for service on the Audit Committee and a $7,500 annual retainer as Chair of the Audit Committee; and Mr. Stanley - $45,000.

(2) Includes a grant of Common Stock authorized by the Board under the 1997 Equity Plan. Each independent Director serving on the Board as of May 1, 2006, was issued 1,000 shares of Common Stock at a price of $52.855 (the average of the high and low transaction prices of a share of Common Stock on the date of grant, May 2, 2006). Ms. Smith and Messrs. Christensen, Halbrook, Jenkins, Martin, Porcellato, Scalzo, and Waters each deferred 100% of their Common Stock grant under the Directors Deferred Plan. The closing price of Common Stock on May 2, 2006 was $53.00 per share. Ms. Bell and Mr. Stanley did not receive a Common Stock Grant for Fiscal 2006.

(3) Includes above-market interest earned on cash compensation deferred under the Directors Deferred Plan. Interest on deferred cash compensation is earned at 1% over the prime rate, as determined by the Compensation Committee. Messrs. Jenkins and Porcellato each deferred 50% of their cash compensation and Messrs. Waters and Stanley each deferred 100% of their cash compensation. Above-market interest earned by Mr. Scalzo is for cash compensation deferred prior to January 1, 2006.

(4) For Mr. Calado, includes amounts received for travel in excess of six hours or more on a round-trip basis to Board meetings.

(5) Includes dividends earned on Common Stock grants during Fiscal 2006.

(6) Mr. Stanley served as Director Emeritus from May 2005 to May 2006. As Director Emeritus, Mr. Stanley received an annual retainer of $90,000, with $22,500 paid in February 2006 and $22,500 paid in May 2006. Mr. Stanley was not permitted to vote on matters presented to the Board.

SECURITY OWNERSHIP

Security Ownership of Certain Beneficial Owners

On the Record Date, there were 48,156,613 Outstanding Shares. On that date, to the Corporation's knowledge, there were three shareholders who owned beneficially more than 5 percent of all Outstanding Shares. The table below contains information, as of that date (except as noted below), regarding the beneficial ownership of these persons or entities. Unless otherwise indicated, the Corporation believes that each of the persons or entities listed below has sole voting and investing power with respect to all the shares of Common Stock indicated.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
State Farm Insurance Companies One State Farm Plaza Bloomington, Illinois 61701	7,366,400 (1)	15.3%
Terrence L. and Loretta B. Mealy 301 East Second Street Muscatine, Iowa 52761	3,436,413 (2)	7.1%
Columbia Wanger Asset Management, L.P. 227 West Monroe Street, Suite 3000 Chicago, Illinois 60606	3,038,400 (3) (4)	6.3%

(1)   Information is based on a Schedule 13G/A, dated January 11, 2007, filed with the SEC by State Farm Insurance Companies for the period ended December 31, 2006.

(2)   Information is based on a Schedule 13G/A, dated February 7, 2006, filed with the SEC by Terrence L. and Loretta B. Mealy for the period ended December 31, 2005.

(3)   Information is based on a Schedule 13G/A, dated January 9, 2007, filed with the SEC by Columbia Wanger Asset Management, L.P., for the period ended December 31, 2006.

(4)   Such person has sole investment power as to all 3,038,400 shares, sole voting power as to 2,848,400 shares and shared voting power as to 190,000 shares.

Security Ownership of Directors and Executive Officers

The following table sets forth the beneficial ownership of Common Stock as of the Record Date for each Director and nominee for Director, each Named Executive Officer, and by all Directors (including nominees) and executive officers of the Corporation as a group. The address of the persons listed below is 408 East Second Street, Muscatine, Iowa 52761.

Name	Common Stock (1)	Common Stock Units (2)	Options Exercisable as of the Record Date or Within 60 Days Thereof	Total Stock and Stock-Based Holdings
Stan A. Askren	39,804	9,978	119,000	168,782
Mary H. Bell	0	480	0	480
Miguel M. Calado	4,782	0	0	4,782
Gary M. Christensen	0	13,902	0	13,902
Cheryl A. Francis	14,921	0	0	14,921
John A. Halbrook	4,500	4,251	0	8,751
James R. Jenkins	0	1,771	0	1,771
Dennis J. Martin	0	11,616	0	11,616
Larry B. Porcellato	4,000	4,184	0	8,184
Joseph Scalzo	0	5,744	0	5,744
Abbie J. Smith	0	13,167	0	13,167
Brian E. Stern	17,349	0	0	17,349
Ronald V. Waters, III	0	6,879	0	6,879
David C. Burdakin	27,960	0	71,000	98,960
Jerald K. Dittmer	14,528	0	38,250	52,778
Eric K. Jungbluth	3,778	0	16,000	19,778
Marco V. Molinari	2,997	0	0	2,997
All Director and Executive Officers as a Group - (24)	192,030	71,972	268,250	532,252
Richard H. Stanley (3)*	2,277,689	0	0	2,277,689

(1) Includes restricted shares held by Directors and Executive Officers over which they have voting power but not investment power, shares held directly or in joint tenancy, shares held in trust, by broker, bank or nominee or other indirect means and over which the individual or member of the group has sole voting or shared voting and/or investment power. Unless otherwise noted, each individual or member of the group has sole voting and investment power with respect to the shares shown in the table above. No Director or Named Executive Officer owns more than one percent of the Outstanding Shares. All Directors and executive officers as a group own 1.1 percent of the Outstanding Shares. Mr. Stanley beneficially owns 4.7 percent of the Outstanding Shares.

(2) Indicates the nonvoting share units credited to the account of the named individual or members of the group, as applicable, under either the Deferred Plan (as described on page 29 of this Proxy Statement) or the Directors Deferred Plan (as described on page 41 of this Proxy Statement).

(3) Includes 185,472 shares held by or for the benefit of certain family members of Mr. Stanley. Mr. Stanley disclaims "beneficial ownership" of such shares. Also includes 14,144 shares beneficially and indirectly owned by Mr. Stanley as co-trustee of the C. Maxwell Stanley and Elizabeth M. Stanley Real Estate Trust, 1,298,104 shares owned by The Stanley Foundation and 557,500 shares owned by The Holthues Trust. Mr. Stanley is Chairman, President and a director of The Stanley Foundation and President and a director of The Holthues Trust and, as such, shares voting and dispositive powers as to shares held by such entities, of which he disclaims "beneficial ownership."

*Director Emeritus. Mr. Stanley's term as Director Emeritus ended in May 2006, and he no longer serves the Corporation in this capacity.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of December 30, 2006, about Common Stock which may be issued under the Corporation's equity compensation plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance (Excluding Securities Reflected in Column (a)) (c) (1)
Equity compensation plans approved by security holders	1,173,616	$35.27	2,904,795
Equity compensation plans not approved by security holders	--	--	--
Total	1,173,616	$35.27	2,904,795

(1) Upon the earlier of (i) shareholder approval of the 2007 Compensation Plan at the Meeting or (ii) the termination of the 1995 Compensation Plan pursuant to its terms (i.e., May 13, 2007), the remaining shares available for issuance under the 1995 Compensation Plan shall expire.

The total number of shares of Common Stock available for all grants of awards under the 1995 Compensation Plan on any calendar year shall be eighty-three hundredths of one percent of the outstanding and issued Common Stock as of January 1 of such year beginning January 1, 1997, plus the number of shares of Common Stock which shall have become available for grants of awards under the 1995 Compensation Plan in any and all prior calendar years, but which shall not have become subject to any award granted in any prior year.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Under the federal securities laws, the Directors and executive officers of the Corporation, and certain persons who own more than 10 percent of the Outstanding Shares, are required to report their ownership of Common Stock and changes in that ownership to the SEC and the NYSE. Specific due dates for these reports have been established by the SEC, and the Corporation is required to report in this Proxy Statement any known failure to file by these dates during Fiscal 2006.

Based solely on a review of copies of the reports the Corporation has received, or written representations from certain reporting persons, except as described below, the Corporation believes that during Fiscal 2006 all reporting persons made all filings required by Section 16(a) on a timely basis. A Form 4 amendment pertaining to a single transaction was filed one day past the filing deadline for David C. Burdakin, Executive Vice President, HNI Corporation. Due to an administrative oversight on the part of the Corporation, Marco V. Molinari, Executive Vice President, HNI Corporation, and President, HNI International Inc., failed to file one report on Form 3 when Mr. Molinari was re-designated as a Section 16 officer and three subsequent reports on Form 4, each pertaining to one of the following three transactions: acquisition of 100 shares of Common Stock on November 24, 2006; acquisition of 200 shares of Common Stock on November 28, 2006; and acquisition of 200 shares of Common Stock on December 8, 2006. Mr. Molinari filed a Form 5 on February 12, 2007, which disclosed all of the transactions underlying the delinquent reports identified above.

Notwithstanding anything to the contrary set forth in any of the Corporation's previous filings under the Securities Act of 1933, as amended, or the Exchange Act that might incorporate future filings, including this Proxy Statement, in whole or in part, the Audit Committee Report included on page 22 of this Proxy Statement and the Compensation Committee Report included on page 33 of this Proxy Statement shall not be incorporated by reference into any such filings.

DEADLINE FOR SHAREHOLDER PROPOSALS FOR THE 2008 ANNUAL MEETING

Proposals by shareholders intended to be presented at the 2008 annual meeting of shareholders must be received at the Corporation's executive offices no later than November 24, 2007 to be included in the proxy statement and proxy form. All shareholder notice of proposals submitted outside the processes of Rule 14a-8 of the General Rules and Regulations under the Exchange Act must be received between February 8, 2008 and March 9, 2008 to be considered for presentation at the 2008 annual meeting of shareholders. In addition, any shareholder proposals must comply with the informational requirements contained in the By-laws, Section 2.16(a)(2), in order to be presented at the 2008 annual meeting of shareholders. On written request to Jeffrey D. Lorenger at HNI Corporation, 408 East Second Street, Muscatine, Iowa 52761, the Corporation will provide, without charge to any shareholder, a copy of the By-laws.

OTHER MATTERS

The Board knows of no other matters that will be brought before the Meeting, but, if other matters properly come before the Meeting, it is intended that the persons named in the proxy will vote the proxy according to their best judgment.

On written request to Jeffrey D. Lorenger at HNI Corporation, 408 East Second Street, Muscatine, Iowa 52761, the Corporation will provide, without charge to any shareholder, a copy of its Annual Report on Form 10-K for Fiscal 2006, including financial statements and schedules, filed with the SEC. The report is also available on the Corporation's website at www.hnicorp.com, under "*Investor Information-Annual & Quarterly Reports*."

Information set forth in this Proxy Statement is as of March 23, 2007, unless otherwise noted.

Jeffrey D. Lorenger
Vice President, General Counsel and Secretary
March 23, 2007

The Annual Report to Shareholders of the Corporation for Fiscal 2006, which includes financial statements, is being mailed to shareholders of the Corporation together with this Proxy Statement. The Annual Report does not form any part of the material for the solicitation of proxies.

46

HNI CORPORATION

	000004	000000000.000000 ext	000000000.000000 ext
MR A SAMPLE		000000000.000000 ext	000000000.000000 ext
DESIGNATION (IF ANY)		000000000.000000 ext	000000000.000000 ext
ADD 1 ADD 2	**XXXXXXXXXXXXXX**		
ADD 3			
ADD 4			
ADD 5			
ADD 6			

Using a **black ink** pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. ☒

Annual Meeting Proxy Card

↓ **PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ↓**

This proxy, when properly executed, will be voted as specifically directed herein. If nao directions are given, this proxy will be voted FOR all Proposals listed below.

A Proposals — The Board of Directors recommends a vote FOR all the nominees listed and <u>FOR</u> Proposals 2 - 5.

+

1. Election of Directors: For Three-Year Term

	For	Withhold		For	Withhold		For	Withhold
01 - Mary H. Bell	☐	☐	02 - John A. Halbrook	☐	☐	03 - James R. Jenkins	☐	☐
04 - Dennis J. Martin	☐	☐	05 - Abbie J. Smith	☐	☐			

	For	Against	Abstain		For	Against	Abstain
2. Approval of Amendments to the Articles of Incorporation to Eliminate Supermajority Shareholder Voting Requirements.	☐	☐	☐	3. Approval of the HNI Corporation 2007 Stock-Based Compensation Plan.	☐	☐	☐
4. Approval of the 2007 Equity Plan for Non-Employee Directors of HNI Corporation.	☐	☐	☐	5. Ratify the Audit Committee's Selection of PricewaterhouseCoopers LLP as the Corporation's Independent Registered Public Accountant for Fiscal 2007.	☐	☐	☐

B Non-Voting Items

Change of Address — Please print your new address below.   **Consent**

Unless contrary notice is given to the Corporation, I consent to access all future notices of annual reports issued by the Corporation over the internet. (see back for more details) ☐

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

C 1234567890 J N T

1 U P X   0 1 2 1 9 9 1

MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND

+

<STOCK#>   00OB0C

To Our Shareholders:

IMPORTANT NOTICE REGARDING DELIVERY OF SECURITY HOLDER DOCUMENTS

This year we will provide our annual reports, notices to shareholders of annual meetings and proxy statements over the Internet for those shareholders who consented last year. If you wish to give your consent to access these documents over the Internet in the future, please check the box in the CONSENT section on the reverse side of this proxy card. These documents will be available on or about March 26, 2007 on our website at www.hnicorp.com, under "Investor Information - Annual & Quarterly Reports" and "Investor Information - Proxy Report." Once you give your consent, it will remain in effect until you notify the Corporation that you wish to resume mail delivery of the annual reports and proxy statements. Even though you give your consent, you still have the right at any time to request copies of these documents.

IF APPLICABLE, WE ENCOURAGE YOU TO PARTICIPATE IN THIS PROGRAM. IT WILL HELP HNI CORPORATION REDUCE PRINTING AND POSTAGE COSTS, AS WELL AS OPERATING EXPENSES.

Thank you.

↓ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ↓

HNI CORPORATION

Proxy — HNI Corporation

Notice of 2007 Annual Meeting of Shareholders

Common Stock Proxy Solicited by Board of Directors for Annual Meeting of Shareholders on May 8, 2007.

The undersigned acknowledges receipt of a Notice of Annual Meeting and Proxy Statement dated March 23, 2007 and appoints Stan A. Askren and Jeffrey D. Lorenger, or either of them, with full power of substitution, as the proxies and attorneys of the undersigned, to vote all shares of common stock, par value $1.00 per share, of HNI Corporation, which the undersigned is entitled to vote at the annual meeting of shareholders of HNI Corporation to be held at the Holiday Inn, Highways 61 and 38 North, Muscatine, Iowa on May 8, 2007 at 10:30 a.m. and any adjournment thereof. The proxies are directed to vote as checked on the reverse side on the proposed matters or in the absence of an instruction to the contrary, this proxy will be voted "FOR" all proposals.

This card also provides for shares of common stock, if any, held for the account of the undersigned by Fidelity Management Trust Company as Trustee of HNI Corporation Profit Sharing Retirement Plan. You may instruct the Trustee how to vote your shares as indicated on this card. If you fail to give voting instructions to the Trustee, your shares will be voted by the Trustee in the same proportion as the shares for which valid instructions have been received.

The Board of Directors knows of no other matters that may properly be, or that are likely to be, brought before the meeting. However, if any other matters are properly brought before the meeting or any adjournment thereof, the proxies will vote on such matter in their discretion.

You are encouraged to specify your choices by marking the appropriate boxes, SEE REVERSE SIDE. The proxies cannot vote your shares unless you sign and return this card.

(Items to be voted appear on reverse side.)

ARTICLES OF INCORPORATION

OF

HNI CORPORATION

Amended and restated on May 5, 1987.
Amended on May 3, 1988, July 7, 1988, May 12, 1998, August 10, 1998,
May 11, 1999, May 5, 2003, ~~and~~ May 4, 2004 <u>and May 8, 2007</u>

ARTICLE 1

Section 1.01 <u>Name</u>. The name of the Corporation is HNI Corporation. (As amended 5/04/04.)

Section 1.02 <u>Law Under Which Incorporated</u>. The Corporation was incorporated under Chapter 384 of the Code of Iowa (1939), and has voluntarily adopted the provisions of the Iowa Business Corporation Act, Chapter 496A of the Code of Iowa.

ARTICLE 2

Section 2.01 <u>Duration</u>. The Corporation shall have perpetual duration.

ARTICLE 3

Section 3.01 <u>Purposes and Powers</u>. The Corporation shall have unlimited power to engage in, and to do any lawful act concerning, any or all lawful businesses for which corporations may be organized under the Iowa Business Corporation Act.

ARTICLE 4

Section 4.01 <u>Authorized Shares</u>. The aggregate number of shares which the Corporation shall have the have the authority to issue is 202,000,000 shares, consisting of 2,000,000 shares designated as "preferred stock" or "preferred shares," with a par value of $1.00 per share, and 200,000,000 shares designated as "common stock" or "common shares," with a par value of $1.00 per share. (Amended 5/12/98 and 5/11/99.)

Section 4.02 <u>Series of Preferred Shares</u>. Authority is hereby vested in the Board of Directors to divide the preferred shares into series and, within the limitations set forth in the Iowa Business Corporation Act and in these Articles of Incorporation, to fix and determine the relative rights and preferences of the shares of any series so established. In order to establish such series, the Board of Directors and the Corporation shall comply with the procedure therefor as provided in the Iowa Business Corporation Act. Upon such compliance, the resolution of the Board of Directors establishing and designating the series and fixing and determining the relative rights and preferences thereof shall become effective and shall constitute an amendment of these Articles of Incorporation.

Series A Junior Participating Preferred Stock (As adopted 7/7/88 and amended 8/10/98):

1. <u>Designation and Amount</u>. The shares of this series shall be designated as "Series A Junior Participating Preferred Stock" (the "Series A Preferred Stock"), and the number of shares constituting the Series A Preferred Stock shall be 1,000,000. Such number of shares may be increased or decreased by resolution of the Board of Directors; provided, that no decrease shall reduce the number of shares of Series A Preferred Stock to a number less than the number of shares then outstanding plus the number of shares reserved for issuance on the exercise of outstanding options, rights, or warrants or on the conversion of any outstanding securities issued by the Corporation convertible into Series A Preferred Stock.

2. <u>Dividends and Distributions</u>.

(a) Subject to the rights of the holders of any shares of any series of Preferred Stock (or any similar stock) ranking prior and superior to the Series A Preferred Stock with respect to dividends, the holders of shares of Series A Preferred Stock, in preference to the holders of Common Stock, par value $1.00 per share (the "Common Stock"), of the Corporation and of any other junior stock, shall be entitled to receive, when, as, and if declared by the Board of Directors out of funds legally available for the purpose, quarterly dividends payable in cash on the first day of March, June, September, and December in each year (each such date being identified as a "Quarterly Dividend Payment Date"), commencing on the first Quarterly Dividend Payment Date after the first issuance of a share or fraction of a share of Series A Preferred Stock. Such dividends shall be in an amount per share (rounded to the nearest cent) equal to the greater of (1) $1 or (2) subject to the provision for adjustment hereinafter set forth, 100 times the aggregate per share amount of all cash dividends, and 100 times the aggregate per share amount (payable in kind) of all non−cash dividends or other distributions, other than a dividend payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise), declared on the Common Stock since the immediately preceding Quarterly Dividend Payment Date or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of Series A Preferred Stock. If the Corporation at any time declares or pays any dividend on the Common Stock payable in shares of Common Stock or effects a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, in each such case the amount to which holders of shares of Series A Preferred Stock were entitled immediately prior to such event under clause (2) of the preceding sentence shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(b) The Corporation shall declare a dividend or distribution on the Series A Preferred Stock as provided in paragraph (a) of this Section immediately after it declares a dividend or distribution on the Common Stock (other than a dividend payable in shares of Common Stock); provided that, if no dividend or distribution has been declared on the Common Stock during the period between any Quarterly Dividend Payment Date and the next subsequent Quarterly Dividend Payment Date, a dividend of $1 per share on the Series A Preferred Stock shall nevertheless be payable on such subsequent Quarterly Dividend Payment Date.

(c) Dividends shall begin to accrue and be cumulative on outstanding shares of Series A Preferred Stock from the Quarterly Dividend Payment Date next preceding the date of issue of such shares, unless (1) the date of issue of such shares is prior to the record date for the first Quarterly Dividend Payment Date, in which case dividends on such shares shall begin to accrue from the date of issue of such shares, or (2) the date of issue is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of shares of Series A Preferred Stock entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date, in either of which events such dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on the shares of Series A Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of Series A Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be not more than 60 days prior to the date fixed for the payment thereof.

3. <u>Voting Rights</u>. Except as required by law, holders of Series A Preferred Stock shall have no voting rights and their consent shall not be required for taking any corporate action.

4. <u>Certain Restrictions</u>.

(a) Whenever quarterly dividends or other dividends or distributions payable on the Series A Preferred Stock as provided in Section 2 are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series A Preferred Stock outstanding have been paid in full, the Corporation shall not:

(1) declare or pay dividends or make any other distributions on any shares of stock ranking junior (either as to dividends or on liquidation, dissolution, or winding up) to the Series A Preferred Stock;

A-2

(2) declare or pay dividends or make any other distributions on any shares of stock ranking on a parity (either as to dividends or on liquidation, dissolution, or winding up) with the Series A Preferred Stock, except dividends paid ratably on the Series A Preferred Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

(3) redeem or purchase or otherwise acquire for consideration shares of any stock ranking junior (either as to dividends or on liquidation, dissolution, or winding up) to the Series A Preferred Stock, provided that the Corporation may at any time redeem, purchase, or otherwise acquire shares of any such junior stock in exchange for shares of any stock of the Corporation ranking junior (either as to dividends or on liquidation, dissolution, or winding up) to the Series A Preferred Stock; or

(4) redeem or purchase or otherwise acquire for consideration any shares of Series A Preferred Stock or any shares of stock ranking or a parity with the Series A Preferred Stock except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares on such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, determines in good faith will result in fair and equitable treatment among the respective series or classes.

(b) The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of stock of the Corporation unless the Corporation could, under paragraph (a) of this Section 4, purchase or otherwise acquire such shares at such time and in such manner.

5. Reacquired Shares. Any shares of Series A Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All such shares shall, on cancellation, become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock subject to the conditions and restrictions on issuance set forth herein, in the Articles of Incorporation, or in any other Statement of Resolution creating a series of Preferred Stock or any similar stock or as otherwise required by law.

6. Liquidation, Dissolution or Winding Up. On any liquidation, dissolution, or winding up of the Corporation, no distribution shall be made (a) to the holders of shares of stock ranking junior (either as to dividends or on liquidation, dissolution, or winding up) to the Series A Preferred Stock unless, prior thereto, the holders of shares of Series A Preferred Stock have received $100 per share, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment, provided that the holders of shares of Series A Preferred Stock shall be entitled to receive an aggregate amount per share, subject to the provision for adjustment hereinafter set forth, equal to 100 times the aggregate amount to be distributed per share to holders of shares of Common Stock, or (B) to the holders of shares of stock ranking on a parity (either as to dividends or on liquidation, dissolution, or winding up) with the Series A Preferred Stock, except distributions made ratably on the Series A Preferred Stock and all such parity stock in proportion to the total amounts to which the holders of all such shares are entitled on such liquidation, dissolution, or winding up. If the Corporation at any time declares or pays any dividend on the Common Stock payable in shares of Common Stock or effects a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, in each such case the aggregate amount to which holders of shares of Series A Preferred Stock were entitled immediately prior to such event under the proviso in clause (a) of the preceding sentence shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event, and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

7. Consolidation, Merger, etc. If the Corporation enters into any consolidation, merger, combination, or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash, or any other property, each share of Series A Preferred Stock shall at the same time be similarly exchanged or changed into an amount per share, subject to the provision for adjustment hereinafter set forth, equal to 100 times the aggregate amount of stock, securities, cash, or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged. If the Corporation at any time declares or pays any dividend on the Common Stock payable in shares of Common Stock, or effects a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, in each such case the amount set forth in the preceding sentence with respect to the exchange or change of shares of Series A Preferred Stock shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event, and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

8. <u>No Redemption</u>. The shares of Series A Preferred Stock shall not be redeemable.

9. <u>Rank</u>. The Series A Preferred Stock shall rank, with respect to the payment of dividends and the distribution of assets, junior to all series of any other class of the Corporation's Preferred Stock.

<u>Section 4.03</u> <u>Relative Rights and Preferences of Each Series</u>. All preferred shares shall be identical, except as to the relative rights and preferences as to which the Iowa Business Corporation Act permits variations between different series.

<u>Section 4.04</u> <u>Pre-Emptive Rights Denied</u>. No holder of shares of any class shall have any pre-emptive right to acquire, subscribe for, or purchase any shares of any class (whether such shares shall be authorized by these Articles of Incorporation or authorized hereafter), treasury shares, or securities of the Corporation.

Any and all pre-emptive rights which might otherwise exist are expressly denied.

<u>Section 4.05</u> <u>Voting Rights</u>. The preferred shareholders shall have no voting rights, and the vote or consent of the preferred shareholders shall not be required with respect to any matter, except that the preferred shareholders shall have the right to vote on any matter as to which the Iowa Business Corporation Act expressly requires that they be permitted to vote notwithstanding any contrary provisions of the Articles of Incorporation.

Cumulative voting shall not be permitted or be effective at any meeting of shareholders.

~~<u>Section 4.06</u> <u>Vote Required for Action; General Rule</u>. Except as otherwise provided in Sections 4.07, 4.08 and 4.09, the affirmative vote of the holders of two-thirds of the total outstanding shares of common stock entitled to vote shall be required and shall be sufficient to adopt any motion or resolution or to take any action at any meeting of the shareholders (including, without limitation, the election or removal of Directors, any amendment to these Articles of Incorporation, any action with respect to which the Iowa Business Corporation Act requires the vote or concurrence of a greater or lesser proportion of the shares, and any matter which is submitted to a vote at a meeting of shareholders, whether or not such submission is required by law, by action of the Board of Directors, or by agreement).~~

~~However, notwithstanding this Section, the By-laws may provide that action may be taken on any or all of the following matters by the vote of a lesser proportion of the common stock, even if less than a quorum: election or appointment of a temporary presiding officer or a temporary secretary for a meeting of shareholders, or adjournment or recess of a meeting of shareholders. (As amended 5/04/04.)~~

~~<u>Section 4.07</u> <u>Majority Vote Sufficient for Certain Actions</u>.~~

~~(a)Notwithstanding Section 4.06, the affirmative vote of the holders of a majority of the total outstanding shares of common stock of the Corporation entitled to vote shall be required and shall be sufficient to take any of the following actions or to authorize, adopt, approve, or ratify any of the following which is submitted to a vote at a meeting of shareholders (whether or not such submission is required by law, by action of the Board of Directors, or by agreement):~~

~~(1)Any amendment to these Articles of Incorporation which has been approved or recommended by the Board of Directors of the Corporation. However, this Subsection shall not apply to any amendment which would amend, limit, or conflict with Sections 4.06, 4.07, 4.08, 4.09, 5.01, 5.02, or 5.03. (As amended 5/04/04.)~~

~~(2)The election of a class of Directors at any annual meeting of the shareholders if both the following events have occurred: (i) at the annual meeting of the shareholders in the third preceding year, an election of such class of Directors was held or attempted, but no Director of such class was elected at such meeting because no candidate received the two-thirds majority vote required by Section 4.06; (ii) the term of such class of Directors was extended as provided in Subsection 5.03(b) for an additional term of three years, ending when Directors are elected at the annual meeting to which this Subsection applies. This Subsection shall apply severally to each class of Directors and the reduced voting requirements under this Subsection shall apply only to the election of the particular class of Directors referred to in this Subsection.~~

~~(3)Any other motion, resolution, or action which has been approved or recommended by the Board of Directors of the Corporation. However, this Subsection shall not apply to any motion, resolution, or action regarding the election or removal of Directors, any amendment to these Articles of Incorporation, any partial or complete liquidation of the Corporation, any liquidating dividend or distribution, or any dissolution of the Corporation. (As amended 5/04/04.)~~

~~(4)Sections 4.06 and 4.07 shall not be construed to require that any matter or action be (1) submitted to a vote at any meeting of the shareholders; or (2) authorized, adopted, approved, or ratified by the shareholders, if such submission,vote, authorization, adoption, approval, or ratification would not be required in the absence of such Sections.~~

~~Section 4.08 Vote Required for Action When Class Voting Required. On any matter with respect to which the preferred shareholders have the right to vote as a class (as provided in Section 4.05), the affirmative vote of (a) the holders of the required majority of the total outstanding common shares entitled to vote as provided in Section 4.06 and 4.07 (whichever would be applicable in the absence of preferred shareholders' voting rights), and (b) the holders of a majority of the total outstanding preferred shares entitled to vote, and (c) the holders of a majority of the total outstanding shares entitled to vote, shall be required and shall be sufficient to take action, notwithstanding any provision of the Iowa Business Corporation Act which requires the vote or concurrence of a greater or lesser proportion of the total outstanding shares or of the shares of any or each class. However, on any matter with respect to which only the only the preferred shareholders have the right to vote, as provided in Section 4.05, the affirmative vote of the holders of a majority of the total outstanding preferred shares entitled to vote shall be required and shall be sufficient to take action.~~

~~Section 4.09 Vote Required for Action When Preferred Shareholders Have Voting Rights But Class Voting Not Required. On any matter with respect to which the preferred shareholders have the right to vote but do not have the right to vote as a class (as provided in Section 4.05), the affirmative vote of the holders of two-thirds of the total outstanding shares entitled to vote shall be required and shall be sufficient to take action, notwithstanding any provision of the Iowa Business Corporation Act which requires the vote or concurrence of a greater or lesser proportion of the total outstanding shares. However, if Section 4.07 would be applicable to such matter and Section 4.06 would not be applicable to such matter in the absence of preferred shareholders, voting rights, the affirmative vote of the holders of a majority of the total outstanding shares entitled to vote shall be required and shall be sufficient to take action on such matter.~~

ARTICLE 5

Section 5.01 Directors: Number, Terms, Classification. The number of Directors shall be fixed by the By-laws. The Directors shall be divided into three classes, each of which shall be as nearly equal in number as possible. The term of office of one class shall expire in each year. At each annual meeting of the shareholders, a number of Directors equal to the number of the class whose term expires at the annual meeting shall be elected for a term ending when Directors are elected at the third succeeding annual meeting. ~~This Section is subject to Section 5.03.~~**(As amended 5/8/07.)**

~~Section 5.02 Removal of Directors. At any meeting of shareholders, if the notice of the meeting includes a statement to the effect that the purpose or one of the purposes for which the meeting is called is to remove one or more named Directors, the common shareholders may remove any or all of such named Directors, with or without cause, by the affirmative vote of the holders of two-thirds of the total outstanding common shares entitled to vote. At such meeting, the common shareholders may elect a new Director or Directors to fill the vacancy or vacancies in the Board of Directors caused by such removal; but any such vacancy or vacancies not so filled by the common shareholders shall be filled as provided by law or the By-laws.~~

~~Section 5.03 Failure to Elect Directors.~~

~~(a)Failure in any one or more years to elect one or more Directors or to elect any class of Directors shall not: (1) end the term of any Director or class of Directors (except as otherwise provided in Subsection 5.03(c)); (2) cause any vacancy or vacancies in the Board of Directors (except as otherwise provided in Subsection 5.03(c)); (3) constitute a reason for liquidation of the Corporation or its assets or business; or (4) affect the existence or powers of (or the validity of any act of) the Corporation or the Board of Directors.~~

~~(b)This Subsection shall apply if and whenever an entire class of Directors is not elected in the year when the election should have taken place. The term of each Director of the class whose term would have expired at the annual meeting of the shareholders if Directors of such class had been elected, shall be extended for an additional term of three years, ending when Directors are elected at the third succeeding annual meeting.~~

A-5

(c)This Subsection shall apply if and whenever one or more Directors are elected at an annual meeting of the shareholders, but the number of Directors elected is less than the number of the class of Directors which should be elected at such annual meeting. The term of each Director of such class shall end when one or more Directors are elected at such annual meeting. The remaining Directorship or Directorships not filled by election at such annual meeting shall be vacant. The vacancy or vacancies shall be filled by the affirmative vote of a majority of the Directors in office after such annual meeting, even if less than a quorum.

Each Director elected to fill such a vacancy shall be elected for the full term of such class of Directors.

Section 5.02 ~~Section 5.04~~Limitation of Director's Liability. No Director shall be liable to the Corporation or its shareholders for money damages for any action taken, or any failure to take any action, as a Director, and the Corporation may indemnify a Director as provided in the By-laws for any such liability to the Corporation or its shareholders or any liability to any person for such action or failure to take any action as a Director, except liability for any of the following:

(a) The amount of a financial benefit received by a Director to which the Director is not entitled;

(b) An intentional infliction of harm on the Corporation or the shareholders;

(c) A violation of Section 490.833 of the Iowa Business Corporation Act; and

(d) An intentional violation of criminal law.

Nothing in this Section ~~5.04~~**5.02** shall be construed to eliminate or limit the liability of a Director for an act or omission occurring prior to the date when this Section ~~5.04~~**5.02** became effective. For purposes of this Section ~~5.04,~~**5.02,** the terms "Director" and "liability" shall have the meanings ascribed to such terms in the Iowa Business Corporation Act, as amended from time to time. (As ~~adopted~~**amended5/8/07.**)

ARTICLE 6

Section 6.01 By-laws. The power to amend the By-laws is vested in the Board of Directors. Wherever used in these Articles of Incorporation with respect to the By-laws, the word "amendment" or "amend" includes and shall apply to the amendment, alteration, or repeal of any or all provisions of the By-laws or the adoption of new By-laws.

Section 6.02 Effect of Articles of Incorporation and By-laws. Each shareholder, by the act of becoming or remaining a shareholder of the Corporation, shall be deemed to have accepted and agreed to all provisions of these Articles of Incorporation and the By-laws, as amended from time to time. All provisions of the By-laws which (or the substance of which) at any time shall have been adopted, approved, or ratified by the affirmative vote of the holders of a majority of the outstanding common shares entitled to vote shall have the same force and effect as if such provisions were included in full in these Articles of Incorporation. No such provision of the By-laws shall be construed as having any lesser force or effect by reason of being included in the By-laws rather than in the Articles of Incorporation. This Section shall not be construed to require that any provision or amendment of the By-laws be adopted, approved, or ratified by the shareholders. Any shareholder, regardless of the period of time during which he has been a shareholder, shall have the right to examine the By-laws of the Corporation in person or by agent or attorney at any reasonable time or times and to make extracts therefrom. Upon the written request of any shareholder, the Corporation shall mail to such shareholder within a reasonable time a copy of the By-laws.

Section 6.03 Amendment of Articles of Incorporation. The Corporation and the shareholders expressly reserve the right from time to time to amend these Articles of Incorporation, in the manner now or hereafter permitted by the Iowa Business Corporation Act or other applicable law, whether or not such amendment shall constitute or result in a fundamental change in the purposes or structure of the Corporation or in the rights or privileges of shareholders or others or in any or all of the foregoing. All rights and privileges of shareholders or others shall be subject to this reservation. Wherever used in these Articles of Incorporation with respect to the Articles of Incorporation, the word "amendment" or "amend" includes and shall apply to the amendment, alteration, or repeal of any or all provisions of the Articles of Incorporation or the adoption of new or restated Articles of Incorporation.

HNI CORPORATION
2007 STOCK-BASED COMPENSATION PLAN

(Adopted May 8, 2007)

I. PURPOSES; EFFECT ON PRIOR PLANS

1.1 Purpose. The purpose of the Plan is to aid the Corporation in recruiting and retaining employees capable of assuring the future success of the Corporation through the grant of Awards of stock-based compensation. The Corporation expects that the Awards and opportunities for stock ownership in the Corporation will provide incentives to Plan participants to exert their best efforts for the success of the Corporation's business and thereby align the interests of Plan participants with those of the Corporation's stockholders. For purposes of the Plan, references to employment by the Corporation shall also mean employment by a Subsidiary.

1.2 Effect on Prior Plans. From and after the date of stockholder approval of the Plan, no awards shall be granted under the Corporation's 1995 Stock-Based Compensation Plan, as amended, but all outstanding awards previously granted under that plan shall remain outstanding in accordance with their terms.

II. DEFINITIONS

In addition to other terms that may be defined elsewhere herein, wherever the following terms are used in this Plan with initial capital letters, they shall have the meanings specified below, unless the context clearly indicates otherwise.

(a) **"Award"** means an Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Deferred Share Unit, Performance Share, Bonus Stock, or Dividend Equivalent Award granted under the Plan.

(b) **"Award Agreement"** means any written agreement, contract or other instrument or document evidencing an Award granted under the Plan. Each Award Agreement shall be subject to the applicable terms and conditions of the Plan and any other terms and conditions (not inconsistent with the Plan) determined by the Committee.

(c) **"Board"** means the Board of Directors of the Corporation.

(d) **"Bonus Stock Award"** means any right granted under Section 7.4 of the Plan.

(e) **"Change in Control"** has the meaning set forth in Section 10.2 of the Plan.

(f) **"Code"** means the Internal Revenue Code of 1986, as amended, and any regulations promulgated thereunder.

(g) **"Committee"** means the Committee designated by the Board, consisting of three or more members of the Board, each of whom shall be: (i) a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act; and (ii) an "outside director" within the meaning of Section 162(m) of the Code.

(h) **"Corporation"** means HNI Corporation, an Iowa corporation.

(i) **"Deferred Share Unit"** means a unit evidencing the right to receive a Share (or a cash payment equal to the Fair Market Value of a Share) at some future date.

(j) **"Deferred Share Unit Award"** means a right to receive Deferred Share Units granted under Section 7.2 of the Plan.

(k) **"Dividend Equivalent"** means a right granted under Section 7.5 of the Plan with respect to Restricted Stock, Restricted Stock Unit, Performance Share, Deferred Share Unit and Bonus Stock Awards to receive payment equivalent to the amount of any cash dividends paid by the Corporation to holders of Shares.

(l) **"Eligible Employee"** means any employee (including an officer) of the Corporation or a Subsidiary whom the Committee determines to be an Eligible Employee.

(m) **"Exchange Act"** means the Securities Exchange Act of 1934, as amended.

(n) **"Fair Market Value,"** of a Share, means the average of the high and low transaction prices of the Share as reported on the New York Stock Exchange on the date as of which such value is being determined, or, if there are no reported transactions for such date, on the next preceding date for which transactions were reported; provided, however, that if Fair Market Value for any date cannot be so determined, Fair Market Value shall be determined by the Committee by whatever means or method as the Committee, in the good faith exercise of its discretion, shall at such time deem appropriate.

Notwithstanding the foregoing, in the case of any Option or Stock Appreciation Right granted under the Plan, "Fair Market Value" means the closing price of a Share as reported on the New York Stock Exchange on the date as of which such value is being determined, or, if there are no reported transactions for such date, on the next preceding date for which transactions were reported; provided, however, that if Fair Market Value for any date cannot be so determined, Fair Market Value shall be determined by the Committee by whatever means or method as the Committee, in the good faith exercise of its discretion, shall at such time deem appropriate.

(o) **"Option"** means an option to purchase Shares granted under Section 6.1 of the Plan. All Options granted under the Plan shall be "non-statutory stock options," meaning that they are not intended to satisfy the requirements set forth in Section 422 of the Code to be "incentive stock options."

(p) **"Participant"** means an Eligible Employee who is designated by the Committee to be granted an Award under the Plan.

(q) **"Performance Measure"** means the criteria and objectives established by the Committee, which shall be satisfied or met as a condition to the exercisability, vesting or receipt of all or a portion of an Award. Such criteria and objectives may include, but are not limited to, the attainment by a Share of a specified Fair Market Value for a specified period of time, earnings per share, return to stockholders (including dividends), return on equity, earnings of the Corporation, revenues, market share, cash flow or cost reduction goals, or any combination of the foregoing and any other criteria and objectives established by the Committee. In the sole discretion of the Committee, the Committee may amend or adjust the Performance Measures or other terms and conditions of an outstanding Award in recognition of unusual or nonrecurring events affecting the Corporation or its financial statements or changes in law or accounting principles.

(r) **"Performance Share Award"** means a right granted under Section 7.3 of the Plan to receive Shares contingent upon the attainment of specified Performance Measures.

(s) **"Restricted Stock"** means Shares subject to forfeiture restrictions established by the Committee.

(t) **"Restricted Stock Award"** means a grant of Restricted Stock under Section 7.1 of the Plan.

(u) **"Restricted Stock Unit"** means a unit evidencing the right to receive a Share (or a cash payment equal to the Fair Market Value of a Share) at some future date subject to forfeiture restrictions established by the Committee.

(v) **"Restricted Stock Unit Award"** means a grant of Restricted Stock Units under Section 7.1 of the Plan.

(w) **"Stock Appreciation Right"** means a right to receive the appreciation in the value of a Share granted under Section 6.2 of the Plan.

(x) **"Share"** means a share of common stock, par value of $1.00, of the Corporation or any other securities or property as may become subject to an Award pursuant to an adjustment made under Section 5.3 of the Plan.

(y) **"Subsidiary"** means: (i) any entity that, directly or indirectly through one of more intermediaries, is controlled by the Corporation; and (ii) and entity in which the Corporation has a significant equity interest, in each case as determined by the Committee.

III. ADMINISTRATION

3.1 Power and Authority of the Committee. The Plan shall be administered by the Committee. Subject to the express provisions of the Plan and to applicable law, the Committee shall have full power and authority to: (a) designate Participants; (b) determine the type or types of Awards to be granted to each Participant; (c) determine the number of Shares to be covered by (or the method by which payments or other rights are to be calculated in connection with) each Award; (d) determine the terms and conditions of any Award or Award Agreement; (e) amend the terms and conditions of any Award or Award Agreement, provided, however, that, except as otherwise provided in Section 5.3 hereof, the Committee shall not reprice, adjust or amend the exercise price of Options or the grant price of Stock Appreciation Rights previously awarded to any Participant, whether through amendment, cancellation and replacement grant, or any other means; (f) accelerate the exercisability of any Award or the lapse of restrictions relating to any Award; (g) determine whether, to what extent, and under what circumstances Awards may be exercised in cash, Shares, other securities, other Awards or other property, or canceled, forfeited or suspended; (h) determine whether, to what extent and under what circumstances cash or Shares payable to a Participant with respect to an Award shall be deferred either automatically or at the election of the holder of the Award or the Committee; (i) interpret and administer the Plan and any instrument or agreement, including any Award Agreement, relating to the Plan; (j) establish, amend, suspend or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; and (k) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan.

Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations and other decisions under or with respect to the Plan or any Award or Award Agreement shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive and binding upon any Participant, any holder or beneficiary of any Award or Award Agreement, and any employee of the Corporation or any Subsidiary. A majority of the Committee shall constitute a quorum. The acts of the Committee shall be either: (a) acts of a majority of the members of the Committee present at any meeting at which a quorum is present; or (b) acts approved in writing by a majority of the members of the Committee without a meeting.

3.2 Delegation. The Committee may delegate some or all of its power and authority hereunder to the President and Chief Executive Officer or other executive officer of the Corporation as the Committee deems appropriate; provided, however, that the Committee may not delegate its power and authority with regard to: (a) the grant of an Award to any person who is a "covered employee" within the meaning of Section 162(m) of the Code or who, in the Committee's judgment, is likely to be a covered employee at any time during the period an Award hereunder to such employee would be outstanding; or (b) the selection for participation in the Plan of an officer or other person subject to Section 16 of the Exchange Act or decisions concerning the timing, pricing or amount of an Award to such an officer or other person.

3.3 Power and Authority of the Board. Notwithstanding anything to the contrary contained herein, the Board may, at any time and from time to time, without any further action of the Committee, exercise the powers and duties of the Committee under the Plan, unless the exercise of such powers and duties by the Board would cause the Plan to fail to comply with the requirements of Section 162(m) of the Code.

3.4 Liability and Indemnification of Plan Administrators. No member of the Board or Committee, and neither the President and Chief Executive Officer nor any other executive officer to whom the Committee delegates any of its power and authority hereunder, shall be liable for any act, omission, interpretation, construction or determination made in connection with the Plan in good faith, and the members of the Board and the Committee and the President and Chief Executive Officer or other executive officer shall be entitled to indemnification and reimbursement by the Corporation in respect of any claim, loss, damage or expense (including attorneys' fees) arising therefrom to the full extent permitted by law, except as otherwise may be provided in the Corporation's Articles of Incorporation, Bylaws, and under any directors' and officers' liability insurance that may be in effect from time to time.

IV. ELIGIBILITY

Participants in the Plan shall consist of such Eligible Employees as the Committee in its sole discretion may select from time to time. The Committee's selection of an Eligible Employee to be a Participant with respect to any Award shall not require the Committee to select such Eligible Employee to receive any other Award at any time.

V. SHARES AVAILABLE FOR AWARDS

5.1 Shares Available. Subject to adjustment as provided in Section 5.3, the total number of Shares available for all grants of Awards under the Plan shall be five million Shares. Shares to be issued under the Plan will be authorized but unissued Shares or Shares that have been reacquired by the Corporation and designated as treasury shares. Shares that are subject to Awards that terminate, lapse or are cancelled or forfeited shall be available again for grant under the Plan. Shares that are tendered by a Participant or withheld by the Corporation as full or partial payment to the Corporation of the purchase or exercise price relating to an Award or to satisfy tax withholding obligations relating to an Award shall not be available for future grants under the Plan. In addition, if Stock Appreciation Rights are settled in Shares upon exercise, the aggregate number of Shares subject to the Award rather than the number of Shares actually issued upon exercise shall be counted against the number of Shares authorized under the Plan.

5.2 Accounting for Awards. For purposes of this Article 5, if an Award entitles the holder thereof to receive or purchase Shares, the number of Shares covered by such Award or to which such Award relates shall be counted on the date of grant of such Award against the aggregate number of Shares available for granting Awards.

5.3 Adjustments. In the event that any dividend or other distribution (whether in the form of cash, Shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Shares or other securities of the Corporation, issuance of warrants or other rights to purchase Shares or other securities of the Corporation or other similar corporate transaction or event affects the Shares such that an adjustment is required to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Committee shall, in such manner as it may deem equitable, adjust any or all of: (a) the number and type of Shares (or other securities or other property) that thereafter may be made the subject of Awards; (b) the number and type of Shares (or other securities or other property) subject to outstanding Awards; and (c) the purchase or exercise price with respect to any Award.

5.4 Award Limitations.

    (a) Plan Limitation on Restricted Stock, Restricted Stock Unit, Performance Share, Dividend Equivalent, Deferred Share Unit and Bonus Stock Awards. No more than one million Shares (subject to adjustment as provided in Section 5.3 of the Plan) shall be available under the Plan for issuance pursuant to Restricted Stock, Restricted Stock Unit, Performance Share, Dividend Equivalent, Deferred Share Unit and Bonus Stock Awards; provided, however, that Shares subject to any such Awards that terminate, lapse or are cancelled or forfeited shall again be available for grants of Restricted Stock, Restricted Stock Units, Performance Share Awards, Dividend Equivalents, Deferred Share Unit Awards and Bonus Awards for purposes of this limitation on grants of such Awards.

    (b) Section 162(m) Limitation for Certain Types of Awards. No Participant may be granted an Award or Awards under the Plan for more than 250,000 Shares (subject to adjustment as provided in Section 5.3 of the Plan) in the aggregate in any calendar year.

VI. OPTIONS AND STOCK APPRECIATION RIGHTS

6.1 Options. The Committee may grant Options with the following terms and conditions and with such additional terms and conditions not inconsistent with the provisions of the Plan as the Committee shall determine:

    (a) Exercise Price. The purchase price per Share purchasable under an Option shall be determined by the Committee and shall not be less than 100% of the Fair Market Value of a Share on the date of grant of such Option; provided, however, that the Committee may designate a per share exercise price below Fair Market Value on the date of grant if the Option is granted in substitution for a stock option previously granted by an entity that is acquired by or merged with the Corporation or a Subsidiary.

(b) Option Term. The term of each Option shall be fixed by the Committee, but shall not be longer than ten years.

(c) Time, Method and Conditions of Exercise. The Committee shall determine the time or times at which an Option may be exercised in whole or in part, the method or methods by which, and the form or forms (including, without limitation, cash or Shares having a Fair Market Value on the exercise date equal to the applicable exercise price) in which, payment of the exercise price with respect thereto may be made or deemed to have been made.

6.2 Stock Appreciation Rights. The Committee may grant Stock Appreciation Rights subject to the terms of the Plan and such additional terms and conditions not inconsistent with the provisions of the Plan as the Committee shall determine. A Stock Appreciation Right granted under the Plan shall confer on the holder thereof a right to receive upon exercise thereof the excess of: (a) the Fair Market Value of one Share on the date of exercise; over (b) the grant price of the Stock Appreciation Right as specified by the Committee, which price shall not be less than 100% of the Fair Market Value of the Share on the date of grant of the Stock Appreciation Right; provided, however, that the Committee may designate a per share grant price below Fair Market Value on the date of grant if the Stock Appreciation Right is granted in substitution for a stock appreciation right previously granted by an entity that is acquired by or merged with the Corporation or a Subsidiary. The term of the Stock Appreciation Right shall be fixed by the Committee, but shall not be longer than ten years.

VII. STOCK AWARDS

7.1 Restricted Stock and Restricted Stock Units. The Committee may grant Awards of Restricted Stock and Restricted Stock Units with the following terms and conditions and with such additional terms and conditions not inconsistent with the provisions of the Plan as the Committee shall determine:

(a) Restrictions. Shares of Restricted Stock and Restricted Stock Units shall be subject to such restrictions as the Committee may impose (including, without limitation, satisfaction of Performance Measures or a performance period and a restriction on the right to vote a Share of Restricted Stock or the right to receive any dividend or other right or property with respect thereto), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise, as the Committee may deem appropriate. The minimum vesting period of such Awards shall be one year from the date of grant.

(b) Forfeiture. Subject to Sections 8.5 and 10.1, upon a Participant's termination of employment (in either case, as determined under criteria established by the Committee) during the applicable restriction period, all Shares of Restricted Stock and all Restricted Stock Units held by the Participant at such time shall be forfeited and reacquired by the Corporation.

(c) Issuance and Delivery of Shares. Any Restricted Stock granted under the Plan shall be issued at the time the Restricted Stock Award is granted and may be evidenced in such manner as the Committee may deem appropriate, including book-entry registration or issuance of a stock certificate or certificates, which certificate or certificates shall be held by the Corporation. Such certificate or certificates shall be registered in the name of the Participant and shall bear an appropriate legend referring to the restrictions applicable to such Restricted Stock. Shares representing Restricted Stock that are no longer subject to restrictions shall be delivered to the Participant promptly after the applicable restrictions lapse or are waived.

No Shares shall be issued at the time an Award of Restricted Stock Units is granted. Rather, the Shares shall be issued and delivered to the holder of the Restricted Stock Units upon the lapse or waiver of the restrictions applicable to the Restricted Stock Units.

7.2 Deferred Share Units. The Committee may grant Awards of Deferred Share Units subject to such terms and conditions not inconsistent with the provisions of the Plan as the Committee shall determine. All Deferred Share Units shall be subject to a deferral period of not less than one year, and may, in addition, be subject to such restrictions as the Committee may impose (including, without limitation, satisfaction of Performance Measures or a performance period), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise, as the Committee may deem appropriate. Deferred Share Units may be granted without additional consideration or in consideration of a payment by the Participant that is less than the Fair Market Value per Share at the date of grant. No Shares shall be issued at the time Deferred Share Units are granted. Rather, the Shares (or cash, as the case may be) shall be issued and delivered upon expiration of the deferral period relating to the Deferred Share Units (subject to the satisfaction of any applicable restrictions).

7.3 Performance Share Awards. The Committee may grant Performance Share Awards denominated in Shares that may be settled or payable in Shares (including, without limitation, Restricted Stock or Restricted Stock Units) or cash. Performance Share Awards shall be conditioned solely on the achievement of one or more Performance Measures specified by the Committee during such performance period as the Committee shall specify. Settlement or payment of a Performance Share Award shall be made upon satisfaction of the specified Performance Measures during the specified performance period.

7.4 Bonus Stock Awards. The Committee may grant Shares without restrictions thereon. Subject to the terms of the Plan, Bonus Stock Awards may have such terms and conditions as the Committee shall determine.

7.5 Dividend Equivalents. The Committee may grant Dividend Equivalents under which a Participant granted a Restricted Stock, Restricted Stock Unit, Performance Share, Deferred Share Unit or Bonus Stock Award under this Article 7 shall be entitled to receive payment (in cash, Shares, other securities, other Awards or other property as determined in the discretion of the Committee) equivalent to the amount of any cash dividends paid by the Corporation to holders of Shares with respect to a number of Shares determined by the Committee. Subject to the terms of the Plan, such Dividend Equivalents may have such terms and conditions as the Committee shall determine.

VIII. GENERAL PROVISIONS GOVERNING AWARDS

8.1 Consideration for Awards. Awards may be granted for no cash consideration or for any cash or other consideration as may be determined by the Committee or required by applicable law.

8.2 Awards Subject to Performance Measures. The Committee may, in its discretion, establish Performance Measures which shall be satisfied or met as a condition to the grant or exercisability of an Award or portion thereof. Subject to the terms of the Plan and any applicable Award Agreement, the Performance Measures to be achieved during any performance period, the length of any performance period, the amount of any Award granted, the amount of any payment or transfer to be made pursuant to any such Award, and any other terms and conditions applicable thereto shall be determined by the Committee.

8.3 Awards May Be Granted Separately or Together. Awards may, in the discretion of the Committee, be granted either alone or in addition to, in tandem with or in substitution for any other Award or any award granted under any other plan of the Corporation or any Subsidiary. Awards granted in addition to or in tandem with other Awards or in addition to or in tandem with awards granted under any other plan of the Corporation or any Subsidiary may be granted either at the same time as, or at a different time from, the grant of such other Awards or awards.

8.4 Forms of Payment under Awards. Subject to the terms of thePlan and of any applicable Award Agreement, payments or transfers to be made by the Corporation or a Subsidiary upon the grant, exercise or payment of an Award may be made in such form or forms as the Committee shall determine (including, without limitation, cash, Shares, other securities, other Awards or other property, or any combination thereof), and may be made in a single payment or transfer, in installments or on a deferred basis, in each case in accordance with rules and procedures established by the Committee. Such rules and procedures may include, without limitation, provisions for the payment or crediting of reasonable interest on installment or deferred payments or the grant or crediting of Dividend Equivalents with respect to installment or deferred payments.

8.5 Termination of Employment. Except as otherwise provided in this Section 8.5 and Section 10.1, all of the terms relating to the exercise, cancellation, forfeiture or other disposition of an Award granted under the Plan upon a termination of employment with the Corporation of the holder of an Award, whether by reason of retirement or otherwise, shall be determined by the Committee. Such determination shall be made at the time of the grant of such Award and shall be specified in the Award Agreement relating to the Award. Notwithstanding the foregoing, each Award granted under the Plan shall become fully exercisable and vested upon the death or disability (as defined below) of the Participant, provided such Award had not otherwise expired prior to the Participant's death or disability and the Participant is employed by the Corporation on the date of death or disability. For purposes hereof, "disability" of a Participant means the inability of the Participant to perform substantially his or her duties and responsibilities for a continuous period of at least six months, as determined in the Committee's sole discretion.

8.6 **Limits on Transfer of Awards.** Except as otherwise provided by the Committee or the terms of the Plan, no Award and no right under any Award shall be transferable by a Participant other than by will or by the laws of descent and distribution. The Committee may establish procedures as it deems appropriate for a Participant to designate an individual, trust or other entity as beneficiary or beneficiaries to exercise the rights of the Participant and receive any property distributable with respect to any Award in the event of the Participant's death. The Committee, in its discretion and subject to such additional terms and conditions as it determines, may permit a Participant to transfer an Option to any "family member" (as such term is defined in the General Instructions to Form S-8 (or any successor to such Instructions or such Form) under the Securities Act of 1933, as amended) at any time that such Participant holds such Option, provided that: (a) such transfer may not be for value (*i.e.*, the transferor may not receive any consideration therefor) and the family member may not make any subsequent transfer other than by will or by the laws of descent and distribution; (b) no such transfer shall be effective unless reasonable prior notice thereof has been delivered to the Corporation and such transfer is thereafter effected subject to the specific authorization of, and in accordance with any terms and conditions made applicable to by, the Committee or the Board; and (c) the transferee is subject to the same terms and conditions hereunder as the Participant. Each Award or right under an Award shall be exercisable during the Participant's lifetime only by the Participant (except as provided herein or in an Award Agreement or amendment thereto) or, if permissible under applicable law, by the Participant's guardian or legal representative. No Award or right under any Award may be pledged, alienated, attached or otherwise encumbered, and any purported pledge, alienation, attachment or encumbrance thereof shall be void and unenforceable against the Corporation or any Subsidiary.

8.7 **Restrictions; Securities Exchange Listing.** All Shares or other securities delivered under the Plan pursuant to any Award or the exercise thereof shall be subject to such restrictions as the Committee may deem advisable under the Plan, applicable federal or state securities laws and regulatory requirements, and the Committee may cause appropriate entries to be made or legends to be placed on the certificates for such Shares or other securities to reflect such restrictions. If the Shares or other securities are traded on a securities exchange, the Corporation shall not be required to deliver any Shares or other securities covered by an Award unless and until such Shares or other securities have been admitted for trading on such securities exchange.

8.8 **Tax Withholding.** The Corporation may take such action as it deems appropriate to withhold or collect from a Participant the applicable federal, state, local or foreign payroll, withholding, income or other taxes that are required to be withheld or collected by the Corporation upon the grant, exercise, vesting or payment of an Award. The Committee may require the Corporation to withhold Shares having a Fair Market Value equal to the amount necessary to satisfy the Corporation's minimum statutory withholding requirements upon the grant, exercise, vesting or payment of an Award from Shares that otherwise would have been delivered to a Participant. The Committee may, subject to any terms and conditions that the Committee may adopt, permit a Participant to elect to pay all or a portion of the minimum statutory withholding taxes by: (a) having the Corporation withhold Shares otherwise to be delivered upon the grant, exercise, vesting or payment of an Award with a Fair Market Value equal to the amount of such taxes; (b) delivering to the Corporation Shares other than Shares issuable upon the grant, exercise, vesting or payment of an Award with a Fair Market Value equal to the amount of such taxes; or (c) paying cash. Any such election must be made on or before the date that the amount of tax to be withheld is determined.

IX. AMENDMENT AND TERMINATION; CORRECTIONS

9.1 **Amendments to the Plan.** The Board may amend, alter, suspend, discontinue or terminate the Plan; provided, however, that, notwithstanding any other provision of the Plan or any Award Agreement, prior approval of the stockholders of the Corporation shall be required for any amendment to the Plan that:

    (a) requires stockholder approval under the rules or regulations of the Securities and Exchange Commission, the New York Stock Exchange, any other securities exchange or the National Association of Securities Dealers, Inc. that are applicable to the Corporation;

    (b) increases the number of Shares authorized under the Plan as specified in Section 5.1 the Plan;

    (c) increases the number of Shares subject to the limitations contained in Section 5.4 of the Plan;

(d) permits repricing of Options or Stock Appreciation Rights which is prohibited by Section 3.1(e) of the Plan;

(e) permits the award of Options or Stock Appreciation Rights at a price less than 100% of the Fair Market Value of a Share on the date of grant of such Option or Stock Appreciation Right, contrary to the provisions of Sections 6.1(a) and 6.2 of the Plan; or

(f) would cause an exemption to Section 162(m) of the Code to become inapplicable with respect to the Plan.

9.2 Amendments to Awards. Subject to the provisions of the Plan, the Committee may waive any conditions of or rights of the Corporation under any outstanding Award, prospectively or retroactively. Except as otherwise provided in the Plan, the Committee may amend, alter, suspend, discontinue or terminate any outstanding Award, prospectively or retroactively, but no such action may adversely affect the rights of the holder of such Award without the consent of the holder.

9.3 Correction of Defects, Omissions and Inconsistencies. The Committee may correct any defect, supply any omission or reconcile any inconsistency in the Plan or in any Award or Award Agreement in the manner and to the extent it shall deem desirable to implement or maintain the effectiveness of the Plan.

X. CHANGE IN CONTROL

10.1 Consequences of Change in Control. Notwithstanding any provision in the Plan or any Award Agreement to the contrary:

(a) In the event of a Change in Control described in Section 10.2(c) or the approval by the holders of Shares of a plan of complete liquidation or dissolution of the Corporation, in connection with which the holders of Shares receive shares of common stock that are registered under Section 12 of the Exchange Act: (i) all outstanding Awards shall become immediately vested and all Options and Stock Appreciation Rights exercisable in full, with any applicable Performance Measures deemed satisfied at the maximum level; and (ii) there shall be substituted for each Share available under the Plan, whether or not then subject to an outstanding Award, the number and class of shares into which each outstanding Share shall be converted pursuant to such Change in Control. In the event of any such substitution, the purchase price per share in the case of an Option and the base price in the case of a Stock Appreciation Right shall be appropriately adjusted by the Committee, such adjustments to be made in the case of outstanding Options and Stock Appreciation Rights without an increase in the aggregate purchase price or base price.

(b) In the event of a Change in Control described in Section 10.2(a) or (b), or in the event of a Change in Control pursuant to Section 10.2(c) or the approval by the holders of Shares of a plan of complete liquidation or dissolution of the Corporation, in connection with which the holders of Shares receive consideration other than shares of common stock that are registered under Section 12 of the Exchange Act, the Committee in its discretion may require that each outstanding Award shall be surrendered to the Corporation by the holder thereof, and each such Award shall immediately be cancelled by the Corporation, and the holder shall receive, within ten days of the occurrence of a Change in Control pursuant to Section 10.2(a) or (b), below, or within ten days of the approval of the holders of Shares contemplated by Section 10.2(c) or complete liquidation or dissolution of the Corporation, a cash payment from the Corporation in an amount equal to: (i) in the case of an Option, the number of Shares subject to the Option, multiplied by the excess, if any, of the Fair Market Value of a Share on the date of the Change in Control, over the purchase price per Share subject to the Option; (ii) in the case of a Stock Appreciation Right, the number of Shares then subject to the Stock Appreciation Right, multiplied by the excess, if any, of the Fair Market Value of a Share on the date of the Change in Control, over the base price of the Stock Appreciation Right; (iii) in the case of a Restricted Stock Award, Restricted Stock Unit Award, Performance Share Award or Deferred Share Award, the number of Shares then subject to such Award, multiplied by the Fair Market Value of a Share on the date of the Change in Control. In the event of a Change in Control, each tandem Stock Appreciation Right shall be surrendered by the holder thereof and shall be cancelled simultaneously with the cancellation of the related Option. The Corporation may, but is not required to, cooperate with any person who is subject to Section 16 of the Exchange Act to assure that any cash payment in accordance with the foregoing to such person is made in compliance with Section 16 and the rules and regulations thereunder.

(c) Notwithstanding any provision of this Plan to the contrary, if an amount becomes payable with respect to an Award upon a Change in Control pursuant to Section 10.1(b), the amount is subject to Section 409A of the Code, and the Change in Control does not constitute a "change in the ownership or effective control" or a "change in the ownership of a substantial portion of the assets" of the Company within the meaning of Section 409A(a)(2)(A)(v) of the Code, then the amount shall not be paid upon the Change in Control, but shall instead be paid at the earliest to occur of: (i) the Participant's "separation from service" with the Company (determined in accordance with Section 409A of the Code), provided, that if the Participant is a "specified employee" (within the meaning of Section 409A of the Code), the payment date shall be the date that is six months after the date of the Participant's separation from service with the Company; (ii) the date payment otherwise would have been made in the absence of any provisions in this Plan to the contrary (provided such date is permissible under Section 409A of the Code); or (iii) the Participant's death.

10.2 <u>Definition of Change in Control</u>. "Change in Control" shall mean:

(a) the acquisition by any individual, entity or group (with the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 20% or more of either: (i) the then outstanding Shares (the "Outstanding Corporation Common Stock"); or (ii) the combined voting power of the then outstanding voting securities of the Corporation entitled to vote generally in the election of directors (the "Outstanding Corporation Voting Securities"); provided, however, that for purposes of this subsection (a), the following acquisitions shall not constitute a Change in Control: (A) any acquisition directly from the Corporation, (B) any acquisition by the Corporation, (C) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Corporation or any corporation controlled by the Corporation, or (D) any acquisition by any corporation pursuant to a transaction which complies with clauses (i), (ii) and (iii) of subsection (c) of this Section 10.2; or

(b) individuals who, as of the date hereof, constitute the Board (the "Incumbent Board") cease for any reason to constitute a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Corporation's shareholders, was approved by a vote of a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(c) consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Corporation (a "Business Combination"), in each case, unless, following such Business Combination: (i) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Corporation Common Stock and Outstanding Corporation Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, 50% or more of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns the Corporation or all or substantially all of the Corporation's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership immediately prior to such Business Combination of the Outstanding Corporation Common Stock and Outstanding Corporation Voting Securities, as the case may be; (ii) no Person (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of the Corporation or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 20% or more of, respectively, the then outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Business Combination; and (iii) at least a majority of the members of the board of directors of the corporation resulting from such Business combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination.

XI. GENERAL PROVISIONS GOVERNING PLAN

11.1 No Rights to Awards. No Eligible Employee, Participant or other person shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Eligible Employees, Participants or holders or beneficiaries of Awards under the Plan. The terms and conditions of Awards need not be the same with respect to any Participant or with respect to different Participants.

11.2 Rights as Stockholder. No person shall have any right as a stockholder of the Corporation with respect to any Shares or other equity security of the Corporation which is subject to an Award hereunder unless and until such person becomes a stockholder of record with respect to such Shares or equity security.

11.3 Governing Law. The Plan, each Award hereunder and the related Award Agreement, and all determinations made and actions taken pursuant thereto, to the extent not otherwise governed by the Code or the laws of the United States, shall be governed by the laws of the State of Iowa and construed in accordance therewith without giving effect to principles of conflicts of laws.

11.4 Award Agreements. No Participant shall have rights under an Award granted to such Participant unless and until an Award Agreement shall have been duly executed on behalf of the Corporation and, if requested by the Corporation, signed by the Participant.

11.5 No Limit on Other Compensation Plans or Arrangements. Nothing contained in the Plan shall prevent the Corporation or any Subsidiary from adopting or continuing in effect other or additional compensation plans or arrangements.

11.6 No Right to Employment. The grant of an Award shall not be construed as giving a Participant the right to be retained as an employee of the Corporation or any Subsidiary, nor will it affect in any way the right of the Corporation or a Subsidiary to terminate a Participant's employment at any time, with or without cause. In addition, the Corporation or a Subsidiary may at any time dismiss a Participant from employment free from any liability or any claim under the Plan or any Award, unless otherwise expressly provided in the Plan or in any Award Agreement.

11.7 Severability. If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the purpose or intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction or Award, and the remainder of the Plan or any such Award shall remain in full force and effect.

11.8 No Trust or Fund Created. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Corporation or any Subsidiary and a Participant or any other person. To the extent that any person acquires a right to receive payments from the Corporation or a Subsidiary pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Corporation or the Subsidiary.

11.9 Securities Matters. The Corporation shall not be required to deliver any Shares until the requirements of any federal or state securities or other laws, rules or regulations (including the rules of any securities exchange) as may be determined by the Corporation to be applicable are satisfied.

11.10 No Fractional Shares. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash shall be paid in lieu of any fractional Share or whether such fractional Share or any rights thereto shall be canceled, terminated or otherwise eliminated.

11.11 Headings. Headings are given to the Articles, Sections and Subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

XII. EFFECTIVE DATE AND TERM OF PLAN

The Plan shall be subject to approval by the stockholders of the Corporation at the annual meeting of stockholders of the Corporation to be held on May 8, 2007, and the Plan, shall be effective as of the date of such stockholder approval. In the event that the Plan is not so approved, the Plan and any Awards granted thereunder shall be void and of no force or effect.

The Plan shall terminate at midnight on May 7, 2017, unless terminated before then by the Board. Awards may be granted under the Plan until the Plan terminates or until all Shares available for Awards under the Plan have been purchased or acquired. Notwithstanding the preceding sentence, the Plan shall remain in effect for purposes of administering outstanding Awards as long as the Awards are outstanding.

EXHIBIT C

**2007 EQUITY PLAN
FOR NON-EMPLOYEE DIRECTORS OF
HNI CORPORATION**

(Adopted May 8, 2007)

I. PURPOSES; EFFECT ON PRIOR PLANS

1.1 Purpose. The purpose of the Plan is to aid the Corporation in recruiting and retaining non-employee directors ("Outside Directors") capable of assuring the future success of the Corporation through the grant of Awards of stock-based compensation and the opportunity to receive fees in the form of stock of the Corporation. The Corporation expects that the Awards and opportunities for stock ownership in the Corporation will provide incentives to Outside Directors to exert their best efforts for the success of the Corporation's business and thereby align the interests of Outside Directors with those of the Corporation's stockholders.

1.2 Effect on Prior Plans. From and after the date of stockholder approval of the Plan, no awards shall be granted under the 1997 Equity Plan for Non-Employee Directors of HNI Corporation, as amended, but all outstanding awards previously granted under that plan shall remain outstanding in accordance with their terms.

II. DEFINITIONS

In addition to other terms that may be defined elsewhere herein, wherever the following terms are used in this Plan with initial capital letters, they shall have the meanings specified below, unless the context clearly indicates otherwise.

(a) **"Award"** means an Option, Restricted Stock, or Stock Grant Award granted under the Plan. The term "Award" shall also mean Shares issued to a Participant pursuant to a Participation Agreement under Article 9 of the Plan.

(b) **"Award Agreement"** means any written agreement, contract or other instrument or document evidencing an Award granted under the Plan. Each Award Agreement shall be subject to the applicable terms and conditions of the Plan and any other terms and conditions (not inconsistent with the Plan) determined by the Board.

(c) **"Board"** means the Board of Directors of the Corporation.

(d) **"Code"** means the Internal Revenue Code of 1986, as amended, and any regulations promulgated thereunder.

(e) **"Corporation"** means HNI Corporation, an Iowa corporation.

(f) **"Director"** means a member of the Board.

(g) **"Exchange Act"** means the Securities Exchange Act of 1934, as amended.

(h) **"Fair Market Value,"** of a Share, means the average of the high and low transaction prices of the Share as reported on the New York Stock Exchange on the date as of which such value is being determined, or, if there are no reported transactions for such date, on the next preceding date for which transactions were reported; provided, however, that if Fair Market Value for any date cannot be so determined, Fair Market Value shall be determined by the Board by whatever means or method as the Board, in the good faith exercise of its discretion, shall at such time deem appropriate.

Notwithstanding the foregoing, in the case of any Option granted under the Plan, "Fair Market Value" means the closing price of a Share as reported on the New York Stock Exchange on the date as of which such value is being determined, or, if there are no reported transactions for such date, on the next preceding date for which transactions were reported; provided, however, that if Fair Market Value for any date cannot be so determined, Fair Market Value shall be determined by the Board by whatever means or method as the Board, in the good faith exercise of its discretion, shall at such time deem appropriate.

(i) **"Fees,"** of an Outside Director, means the Outside Director's annual retainer, meeting fees, and any other amounts payable to the Outside Director by the Corporation for services performed as an Outside Director, excluding any amounts distributable under the Plan.

(j) **"Option"** means an option granted under Article 6 of the Plan to purchase Shares. All Options granted under the Plan shall be "non-statutory stock options," meaning that they are not intended to satisfy the requirements set forth in Section 422 of the Code to be "incentive stock options."

(k) **"Outside Director"** means a member of the Board who is not an employee of the Company or a Subsidiary.

(l) **"Participant"** means an Outside Director who receives an Award under the Plan, including an Outside Director who enters into a Participation Agreement pursuant to Section 9.2 of the Plan.

(m) **"Participation Agreement"** means the agreement entered into by an Outside Director pursuant to Section 9.2 of the Plan under which the Outside Director elects to receive Fees in the form of Shares rather than cash.

(n) **"Performance Measure"** mean the criteria and objectives established by the Board, which shall be satisfied or met as a condition to the exercisability, vesting or receipt of all or a portion of an Award. Such criteria and objectives may include, but are not limited to, the attainment by a Share of a specified Fair Market Value for a specified period of time, earnings per Share, return to stockholders (including dividends), return on equity, earnings of the Corporation, revenues, market share, cash flow or cost reduction goals, or any combination of the foregoing and any other criteria and objectives established by the Board. In the sole discretion of the Board, the Board may amend or adjust the Performance Measures or other terms and conditions of an outstanding Award in recognition of unusual or nonrecurring events affecting the Corporation or its financial statements or changes in law or accounting principles.

(o) **"Plan"** means the "2007 Equity Plan for Non-Employee Directors of HNI Corporation," as set forth herein and as may be amended or restated from time to time.

(p) **"Restricted Stock"** means Shares subject to forfeiture restrictions established by the Board.

(q) **"Restricted Stock Award"** means a grant of Restricted Stock under Section 7.1 of the Plan.

(r) **"Separation from Service,"** of a Participant, means the Participant's cessation of services for the Corporation as an Outside Director.

(s) **"Share"** means a Share of common stock, par value pf $1.00, of the Corporation or any other securities or property as may become subject to an Award pursuant to an adjustment made under Section 5.3 of the Plan.

(t) **"Stock Grant Award"** means any right granted under Section 7.2 of the Plan.

(u) **"Subsidiary"** means: (i) any entity that, directly or indirectly through one of more intermediaries, is controlled by the Corporation; and (ii) and entity in which the Corporation has a significant equity interest, in each case as determined by the Board.

III. ADMINISTRATION

3.1 Administration by the Board; Delegation. The Plan shall be administered by the Board, which may from time to time delegate all or any part of its authority under the Plan to a committee or subcommittee of not less than two Directors appointed by the Board who are "non-employee directors" within the meaning of that term as defined in Rule 16b-3 under the Exchange Act. To the extent of any delegation by the Board under the Plan, references in the Plan to the Board shall also refer to the applicable committee or subcommittee. The majority of any such committee or subcommittee shall constitute a quorum, and the action of a majority of its members present at any meeting at which a quorum is present, or acts unanimously approved in writing, shall be the acts of such committee or subcommittee.

3.2 Administrative Powers. The Board shall have the power and authority to interpret the Plan and any Award or Award Agreement entered into under the Plan, to establish, amend, waive and rescind any rules and regulations relating to the administration of the Plan (including without limitation, the manner in which Participants shall make elections pursuant to Section 9.2 of the Plan and the terms of a Participation Agreement), to determine the terms and provisions of the Award Agreements (not inconsistent with the terms of the Plan), and to make all other determinations necessary or advisable for the administration of the Plan. The determinations of the Board in the administration of the Plan, as described in the Plan, shall be final, binding and conclusive.

3.3 Professional Assistance; Good Faith Actions. All expenses and liabilities that members of the Board incur in connection with the administration of the Plan shall be borne by the Corporation. The Board may employ attorneys, consultants, accountants, appraisers, brokers or other persons. The Board, the Corporation and the Corporation's officers and Directors shall be entitled to rely upon the advice, opinions or valuations of any such persons.

3.4 Liability and Indemnification of Board Members. No member of the Board shall be liable for any act, omission, interpretation, construction or determination made in connection with the Plan in good faith, and the members of the Board shall be entitled to indemnification and reimbursement by the Corporation in respect of any claim, loss, damage or expense (including attorneys' fees) arising therefrom to the full extent permitted by law, except as otherwise may be provided in the Corporation's Articles of Incorporation, By-laws, and under any directors' and officers' liability insurance that may be in effect from time to time.

IV. ELIGIBILITY

Participation in the Plan shall be limited to Outside Directors.

V. SHARES AVAILABLE FOR AWARDS

5.1 Shares Available. Subject to adjustment as provided in Section 5.3, the total number of Shares available for all grants of Awards under the Plan shall be 300,000 Shares. Shares to be issued under the Plan will be authorized but unissued Shares or Shares that have been reacquired by the Corporation and designated as treasury shares. Shares that are subject to Awards that terminate, lapse or are cancelled or forfeited shall be available again for grant under the Plan. Shares that are tendered by a Participant or withheld by the Corporation as full or partial payment to the Corporation of the purchase or exercise price relating to an Award shall not be available for future grants under the Plan.

5.2 Accounting for Awards. For purposes of this Article 5, if an Award entitles the holder thereof to receive or purchase Shares, the number of Shares covered by such Award or to which such Award relates shall be
counted on the date of grant of such Award against the aggregate number of Shares available for granting Awards. For purposes hereof, an Award of Shares pursuant to a Participation Agreement under Article 9 shall be deemed to be granted on the date the Shares are issued to the Participant.

5.3 Adjustments. In the event that that any dividend or other distribution (whether in the form of cash, Shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Shares or other securities of the Corporation, issuance of warrants or other rights to purchase Shares or other securities of the Corporation or other similar corporate transaction or event affects the Shares such that an adjustment is required in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Board shall, in such manner as it may deem equitable, adjust
any or all of: (i) the number and type of Shares (or other securities or other property) that thereafter may be made the subject of Awards; (ii) the number and type of Shares (or other securities or other property) subject to outstanding Awards; (iii) the purchase or exercise price with respect to any Award; and (iv) the number and type of Shares (or other securities or other property) payable under a Participation Agreement pursuant to Article 9.

VI. OPTIONS

6.1 Options. The Board may grant Options with the terms and conditions set forth in this Article 6 and with such additional terms and conditions not inconsistent with the provisions of the Plan as the Board shall determine.

6.2 Exercise Price. The purchase price per Share purchasable under an Option shall be determined by the Board and shall not be less than 100% of the Fair Market Value of a Share on the date of grant of such Option.

6.3 Option Term. The term of each Option shall be fixed by the Board, but shall not be longer than ten years.

6.4 Time, Method and Conditions of Exercise. The Board shall determine the time or times at which an Option may be exercised in whole or in part, the method or methods by which, and the form or forms (including, without limitation, cash or Shares having a Fair Market Value on the exercise date equal to the applicable exercise price) in which, payment of the exercise price with respect thereto may be made or deemed to have been made.

VII. STOCK AWARDS

7.1 Restricted Stock. The Board may grant Awards of Restricted Stock with the following terms and conditions and with such additional terms and conditions not inconsistent with the provisions of the Plan as the Board shall determine:

(a) **Restrictions.** Shares of Restricted Stock shall be subject to such restrictions as the Board may impose (including, without limitation, satisfaction of Performance Measures or a performance period and a restriction on the right to vote a Share of Restricted Stock or the right to receive any dividend or other right or property with respect thereto), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise, as the Board may deem appropriate. The minimum vesting period of such Awards shall be one year from the date of grant.

(b) **Forfeiture.** Subject to Sections 8.5, upon a Participant's Separation from Service during the applicable restriction period, all Shares of Restricted Stock held by the Participant at such time shall be forfeited and reacquired by the Corporation.

(c) **Issuance and Delivery of Shares.** Any Restricted Stock granted under the Plan shall be issued at the time the Restricted Stock Award is granted and may be evidenced in such manner as the Board may deem appropriate, including book-entry registration or issuance of a stock certificate or certificates, which certificate or certificates shall be held by the Corporation. Such certificate or certificates shall be registered in the name of the Participant and shall bear an appropriate legend referring to the restrictions applicable to such Restricted Stock. Shares representing

Restricted Stock that are no longer subject to restrictions shall be delivered to the Participant promptly after the applicable restrictions lapse or are waived.

(d) **Restrictions on Dividends.** Any Award of Restricted Stock may require that any or all dividends or other distributions paid on the Shares during the period of restriction be automatically sequestered and reinvested on an immediate or deferred basis in additional Shares, in which case such additional Shares shall be subject to the same restrictions as the underlying Restricted Stock or such other restrictions as the Board may determine.

7.2 Stock Grant Awards. The Board may grant Shares without restrictions thereon. Subject to the terms of the Plan, Stock Grant Awards may have such terms and conditions as the Board shall determine.

7.3 Additional Cash Award to Offset Tax. The Board may provide, at or after the time of grant of a Restricted Stock Award or Stock Grant Award, for the payment of a cash award to the Participant intended to offset the amount of tax that the Participant may incur in connection with such Award, including, without limitation, tax on the receipt of such cash award; provided, however, that any such payment shall be made no later than 2-1/2 months after the end of the calendar year: (i) in which the restrictions described in Section 7.1(a) lapse, in the case of a Restricted Stock Award; or (ii) in which the grant is made, in the case of a Stock Grant Award.

VIII. GENERAL PROVISIONS GOVERNING AWARDS

8.1 Consideration for Awards. Awards may be granted for no cash consideration or for any cash or other consideration as may be determined by the Board or required by applicable law.

8.2 Awards Subject to Performance Measures. The Board may, in its discretion, establish Performance Measures which shall be satisfied or met as a condition to the grant or exercisability of an Award or portion thereof. Subject to the terms of the Plan and any applicable Award Agreement, the Performance Measures to be achieved during any performance period, the length of any performance period, the amount of any Award granted, the amount of any payment or transfer to be made pursuant to any such Award, and any other terms and conditions applicable thereto shall be determined by the Board.

8.3 Awards May Be Granted Separately or Together. Awards may, in the discretion of the Board, be granted either alone or in addition to, in tandem with, or in substitution for, any other Award or any award granted under any other plan of the Corporation or any Subsidiary. Awards granted in addition to or in tandem with other Awards or in addition to or in tandem with awards granted under any other plan of the Corporation or any Subsidiary may be granted either at the same time as, or at a different time from, the grant of such other Awards or awards.

8.4 Forms of Payment under Awards. Subject to the terms of the Plan and of any applicable Award Agreement, payments or transfers to be made by the Corporation upon the grant, exercise or payment of an Award may be made in such form or forms as the Board shall determine (including, without limitation, cash, Shares, other securities, other Awards or other property, or any combination thereof), and may be made in a single payment or transfer, in installments or on a deferred basis, in each case in accordance with rules and procedures established by the Board. Such rules and procedures may include, without limitation, provisions for the payment or crediting of reasonable interest on installment or deferred payments.

8.5 Separation from Service. All of the terms relating to the exercise, cancellation, forfeiture or other disposition of an Award upon a Separation from Service of a Participant, whether by reason of retirement or otherwise, shall be determined by the Board. Such determination shall be made at the time of the grant of such Award and shall be specified in the Award Agreement relating to the Award. Notwithstanding the foregoing or any other provision of the Plan to the contrary:

    (a) If a Participant becomes an employee of the Corporation or a Subsidiary while continuing to serve as a Director, that fact alone shall not result in a Separation from Service or otherwise impair the rights such Director may have under the Plan, including, without limitation, the rights such Director may have under any Award outstanding under the Plan, but such Director shall no longer be eligible to receive any further Awards under the Plan.

    (b) In the event of a Participant's Separation from Service by reason of death or disability, or in the event of hardship or other special circumstances of a Participant who holds an Option Award that is not immediately exercisable or a Restricted Stock Award then subject to the restrictions set forth in Section 7.1(a) or a Stock Grant Award subject to the transfer restrictions set forth Section 8.6, the Board may in its sole discretion take any action that it deems to be equitable under the circumstances or in the best interests of the Corporation, including, without limitation, waiving or modifying any limitation, restriction or requirement with respect to such Award.

    (c) The Board may provide in any Award Agreement that the Corporation shall have the right to repurchase from the Participant Restricted Stock granted under Section 7.1 then subject to the restrictions set forth in Section 7.1 (a) immediately upon a Separation from Service for any reason at a cash price per Share equal to the cash price paid by the Participant for the Shares. In the discretion of the Board, provision may be made that no such right of repurchase shall exist in the event of a Separation from Service without cause or because of the Participant's retirement, death or disability.

    (d) For purposes of this Section 8.5, the Board shall determine whether a Participant's Separation from Service is due to cause, retirement, death or disability, or whether the Participant has incurred a hardship, and any such determination shall be final, binding and conclusive.

8.6 Limits on Transfer of Awards. Except as otherwise provided by the Board or the terms of the Plan, no Award (and no right thereunder) shall be transferable by a Participant other than by will or by the laws of descent and distribution. An Award of Restricted Stock shall provide that during the period that the Award is subject to restrictions pursuant to Section 7.1 (a), and any Stock Grant Award may provide, that the transferability of the Shares subject to such Award shall be prohibited or restricted in the manner and to the extent prescribed by the Board at the time the Award is granted. Such restrictions may include, without limitation, a right of repurchase or first refusal in the Corporation or provisions subjecting Restricted Stock to continuing restrictions in the hand of the transferee. In addition, any Award may provide that all or any part of the Shares that are to be issued or transferred by the Corporation upon the exercise of an Option, or are no longer subject to forfeiture and restrictions on transfer referred to herein, shall be subject to further restrictions upon transfer.

The Board may establish procedures as it deems appropriate for a Participant to designate an individual, trust or other entity as beneficiary or beneficiaries to exercise the rights of the Participant and receive any property distributable with respect to any Award in the event of the Participant's death.

The Board, in its discretion and subject to such additional terms and conditions as it determines, may permit a Participant to transfer an Option to any "family member" (as such term is defined in the General Instructions to Form S-8 (or any successor to such Instructions or such Form) under the Securities Act of 1933, as amended) at any time that such Participant holds such Option, provided that: (a) such transfer may not be for value (*i.e.*, the transferor may not receive any consideration therefor) and the family member may not make any subsequent transfer other than by will or by the laws of descent and distribution; (b) no such transfer shall be effective unless reasonable prior notice thereof has been delivered to the Corporation and such transfer is thereafter effected subject to the specific authorization of, and in accordance with any terms and conditions made applicable to by, the Board; and (c) the transferee is subject to the same terms and conditions hereunder as the Participant.

Each Option Award (or right under such Award) shall be exercisable during the Participant's lifetime only by the Participant (except as provided herein or in an Award Agreement or amendment thereto) or, if permissible under applicable law, by the Participant's guardian or legal representative. No Option Award or Restricted Stock Award (or right under any such Award) may be pledged, alienated, attached or otherwise encumbered, and any purported pledge, alienation, attachment or encumbrance thereof shall be void and unenforceable against the Corporation or any Subsidiary.

IX. ELECTION TO RECEIVE FEES IN SHARES

9.1 Election to Receive Fees in Shares. Each Outside Director shall be eligible to elect to receive Shares in lieu of his or her Fees according to the following provisions of this Article 9.

9.2 Participation Agreement. For each calendar year, the Board shall specify an election period (which shall end no later than the last day of the calendar year immediately preceding such calendar year) during which an Outside Director may enter into an election to receive up to 100% of the Fees otherwise payable to him or her for the calendar year in the form of Shares rather than cash**.** The election shall be made pursuant to a Participation Agreement entered into by the Outside Director and filed with the Secretary of the Corporation no later than the expiration of the election period. Except as the Board may otherwise provide, the Participant Agreement in effect for a calendar year shall be irrevocable after the expiration of the election period for the calendar year. An Outside Director may revoke or change a Participation Agreement for a subsequent calendar year by entering into a new Participation Agreement during the election period for such subsequent calendar year. Unless so revoked or changed, the Participation Agreement shall remain in effect according to its terms for future calendar years.

9.3 Issuance of Shares. The Corporation shall issue Shares to the Outside Director for each calendar month during which the Outside Director has a Participation Agreement in effect. The Shares shall be issued no later than ten days after the end of the calendar month. The number of Shares so issued shall be equal to: (i) the dollar amount of the Fees that the Outside Director has elected to receive as Shares for the calendar month pursuant to his or her Participation Agreement; divided by (ii) the Fair Market Value per Share on the date on which the Outside Director would have been paid the Fees in cash but for the Participation Agreement.

9.4 Holding Period. To the extent required to satisfy any condition to exemption available pursuant to Rule 16b-3 of the Exchange Act, Shares acquired by an Outside Director pursuant to this Article 9 shall be held by the Outside Director for a period of at least six months following the date of acquisition.

X. AMENDMENT AND TERMINATION; CORRECTIONS

10.1 Amendments to the Plan. The Board may amend, alter, suspend, discontinue or terminate the Plan; provided, however, that, notwithstanding any other provision of the Plan or any Award Agreement, prior approval of the stockholders of the Corporation shall be required for any amendment to the Plan that:

(**a**) requires stockholder approval under the rules or regulations of the Securities and Exchange Commission, the New York Stock Exchange, any other securities exchange or the National Association of Securities Dealers, Inc. that are applicable to the Corporation;

(**b**) increases the number of Shares authorized under the Plan as specified in Section 5.1(a) of the Plan (except as otherwise provided in Section 5.3);

(**c**) permits the repricing of Options; or

(**d**) permits the award of Options at a price less than 100% of the Fair Market Value of a Share on the date of grant of such Option contrary to the provisions of Sections 6.2 of the Plan.

10.2 Amendments to Awards. Subject to the provisions of the Plan, the Board may waive any conditions of or rights of the Corporation under any outstanding Award, prospectively or retroactively. Except as otherwise provided in the Plan, the Board may amend, alter, suspend, discontinue or terminate any outstanding Award, prospectively or retroactively, but no such action may adversely affect the rights of the holder of such Award without the consent of the holder thereof.

10.3 Correction of Defects, Omissions and Inconsistencies. The Board may correct any defect, supply any omission or reconcile any inconsistency in the Plan or in any Award, Award Agreement or Participation Agreement in the manner and to the extent it shall deem desirable to implement or maintain the effectiveness of the Plan.

XI. GENERAL PROVISIONS GOVERNING PLAN

11.1 No Rights to Awards. No Outside Director or other person shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Outside Directors, Participants, holders or beneficiaries of Awards under the Plan. The terms and conditions of Awards need not be the same with respect to any Participant or with respect to different Participants.

11.2 Rights as Stockholder. No person shall have any right as a stockholder of the Corporation with respect to any Shares or other equity security of the Corporation which is subject to an Award hereunder unless and until such person becomes a stockholder of record with respect to such Shares or equity security.

11.3 Governing Law. The Plan, each Award hereunder (and the related Award Agreement), each Participation Agreement, and all determinations made and actions taken pursuant thereto, to the extent not otherwise governed by the Code or the laws of the United States, shall be governed by the laws of the State of Iowa and construed in accordance therewith without giving effect to principles of conflicts of laws.

11.4 Award Agreements. No Participant shall have rights under an Award granted to such Participant unless and until an Award Agreement shall have been duly executed on behalf of the Corporation and, if requested by the Corporation, signed by the Participant.

11.5 No Limit on Other Compensation Plans or Arrangements. Nothing contained in the Plan shall prevent the Corporation or any Subsidiary from adopting or continuing in effect other or additional compensation plans or arrangements.

11.6 No Right to Remain a Director or to Employment. The grant of an Award shall not be construed as giving a Participant the right to be retained as a Director or as an employee of the Corporation or any Subsidiary, nor will it affect in any way the right of the Corporation or a Subsidiary to terminate a Participant's position as a Director or his or her employment at any time, with or without cause. In addition, the Corporation or a Subsidiary may at any time remove or dismiss a Participant from his or her position as a Director or employee free from any liability or any claim under the Plan or any Award, unless otherwise expressly provided in the Plan or in any Award Agreement.

11.7 Severability. If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or would disqualify the Plan or any Award under any law deemed applicable by the Board, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Board, materially altering the purpose or intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction or Award, and the remainder of the Plan or any such Award shall remain in full force and effect.

11.8 No Trust or Fund Created. Neither the Plan, any Award or any Participation Agreement shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Corporation or any Subsidiary and a Participant or any other person. To the extent that any person acquires a right to receive payments from the Corporation or a Subsidiary pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Corporation or the Subsidiary.

11.9 Securities Matters. All Shares or other securities delivered under the Plan pursuant to any Award or the exercise thereof, including Shares received pursuant to an election entered into by a Participant pursuant to Article 9, shall be subject to such restrictions as the Board may deem advisable under the Plan, applicable federal or state securities laws and regulatory requirements, and the Board may cause appropriate entries to be made or legends to be placed on the certificates for such Shares or other securities to reflect such restrictions. The Corporation shall not be required to deliver any Shares until the requirements of any federal or state securities or other laws, rules or regulations (including the rules of any securities exchange) as may be determined by the Corporation to be applicable are satisfied, and if the Shares or other securities are traded on a securities exchange, until such Shares or other securities have been admitted for trading on such securities exchange.

11.10 No Fractional Shares. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Board shall determine whether cash shall be paid in lieu of any fractional Share or whether such fractional Share or any rights thereto shall be canceled, terminated or otherwise eliminated.

11.11 Headings. Headings are given to the Articles, Sections and Subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

11.12 Tax Withholding. To the extent applicable, the Corporation may take such action as it deems appropriate to withhold or collect from a Participant the applicable federal, state, local or foreign payroll, withholding, income or other taxes that are required to be withheld or collected by the Corporation upon the grant, exercise, vesting or payment of an Award, including the delivery of Shares pursuant to a Participation Agreement entered into by a Participant pursuant to Article 9. The Board may require the Corporation to withhold Shares having a Fair Market Value equal to the amount necessary to satisfy the Corporation's minimum statutory withholding requirements upon the grant, exercise, vesting or payment of an Award from Shares that otherwise would have been delivered to a Participant.

XII. EFFECTIVE DATE AND TERM OF PLAN

The Plan shall be subject to approval by the stockholders of the Corporation at the annual meeting of stockholders of the Corporation to be held on May 8, 2007, and the Plan, as so amended, shall be effective as of the date of such stockholder approval. In the event that the Plan is not so approved, the Plan, any Awards granted under the Plan, and any Participation Agreement entered into under the Plan shall be void and of no force or effect.

The Plan shall terminate at midnight on May 7, 2017, unless terminated before then by the Board. Awards may be granted, and Participation Agreements may be entered into, under the Plan until the Plan terminates or until all Shares available for Awards under the Plan have been purchased or acquired. Notwithstanding the preceding sentence, the Plan shall remain in effect for purposes of administering outstanding Awards and Participation Agreements as long as they are outstanding.